                                                 Registration No. 333-__________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                          ----------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                          ----------------------------
                           BOATMEN'S BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)
           MISSOURI                          6712                   43-0672260
(State or other jurisdiction           (Primary Standard          (IRS Employer
       of incorporation            Industrial Classification      Identification
       or organization)                  Code Number)                 Number)

                              One Boatmen's Plaza
                               800 Market Street
                           St. Louis, Missouri  63101
                                 (314) 466-6000
       (Address, including zip code and telephone number, including area code, of Registrant's principal executive offices)
                         -----------------------------
                                JAMES W. KIENKER
              Executive Vice President and Chief Financial Officer
                           Boatmen's Bancshares, Inc.
                              One Boatmen's Plaza
                               800 Market Street
                           St. Louis, Missouri  63101
                                 (314) 466-7718
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         -----------------------------
                                   Copies to:
    Thomas C. Erb, Esq.                        Charles E. Greef, Esq.
    Lewis, Rice & Fingersh, L.C.               Jenkens & Gilchrist, P.C.
    500 N. Broadway, Suite 2000                1445 Ross Avenue, Suite 3200
    St. Louis, Missouri  63102                 Dallas, Texas 75202-2799
    (314) 444-7600                             (214) 855-4500
                         -----------------------------

            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
                           SECURITIES TO THE PUBLIC:
            AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS
                            REGISTRATION STATEMENT.
IF THE SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED IN CONNECTION
      WITH THE FORMATION OF A HOLDING COMPANY AND THERE IS COMPLIANCE WITH
              GENERAL INSTRUCTION G, CHECK THE FOLLOWING BOX./ /
                         -----------------------------

                                        CALCULATION OF REGISTRATION FEE
===============================================================================================================
                                                    PROPOSED MAXIMUM      PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF        AMOUNT TO BE     OFFERING PRICE PER    AGGREGATE OFFERING       AMOUNT OF
  SECURITIES TO BE REGISTERED    REGISTERED<F1>           UNIT               PRICE<F2>         REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------------
Common stock, $1.00 par value       192,883             $26.4648            $5,104,616.00         $1,760.21
- ---------------------------------------------------------------------------------------------------------------
Preferred Share Purchase Rights      <F3>                 <F4>                  <F4>                <F4>
===============================================================================================================

<F1> Based upon the assumed maximum number of shares of common stock of the Registrant issuable to holders of common stock of Canadian Bancshares, Inc., a Texas corporation ("Canadian"), in the proposed merger of Canadian into Boatmen's Texas, Inc., a wholly owned subsidiary of the Registrant ("Boatmen's-Texas").
<F2> Solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2), the figure ($5,104,616) represents, as of December 31, 1995, the book value of the securities of Canadian to be received by the Registrant in the proposed merger of Canadian into Boatmen's-Texas.
<F3> Each share of common stock includes one preferred share purchase right.
<F4> Not applicable.

                         -----------------------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON
SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE
UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH
SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL
THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE
SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL
BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                                     BOATMEN'S BANCSHARES, INC.

                                                CROSS REFERENCE SHEET TO PROSPECTUS
                   FORM S-4 HEADING                                                    PROSPECTUS LOCATION
- ------------------------------------------------------------------------------------------------------------------------------------
 1. Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus                          Forepart of Registration Statement and Outside Front Cover Page of
                                                              Prospectus

 2. Inside Front and Outside Back Cover Pages of
      Prospectus                                              Inside Front and Outside Back Cover Pages of Prospectus; Table of
                                                              Contents

 3. Risk Factors, Ratio of Earnings to Fixed Charges and
      Other Information                                       Summary Information

 4. Terms of the Transaction                                  Summary Information; The Merger; Description of Boatmen's Capital
                                                              Stock; Comparison of Shareholder Rights

 5. Pro Forma Financial Information                           Pro Forma Financial Data

 6. Material Contacts with the Company Being
      Acquired                                                Summary Information; The Merger

 7. Additional Information Required for Reoffering by
      Persons and Parties Deemed to Be Underwriters           <F*>

 8. Interests of Named Experts and Counsel                    The Merger; Legal Opinion; Experts

 9. Disclosure of Commission Position on Indemnification
      for Securities Act Liabilities                          <F*>


10. Information with Respect to S-3 Registrants               Incorporation of Certain Documents by Reference; Summary Information;
                                                              Selected Financial Data; The Parties; The Merger

11. Incorporation of Certain Information by Reference         Incorporation of Certain Documents by Reference

12. Information with Respect to S-2 or S-3 Registrants        <F*>

13. Incorporation of Certain Information by Reference         <F*>


- ---------------------------------
<F*>Indicates item not applicable



                   FORM S-4 HEADING                                                    PROSPECTUS LOCATION
- ------------------------------------------------------------------------------------------------------------------------------------

14. Information with Respect to Registrants Other than S-2    <F*>
      or S-3 Registrants

15. Information with Respect to S-3 Companies                 <F*>

16. Information with Respect to S-2 or S-3 Companies          <F*>

17. Information with Respect to Companies Other than S-2
      or S-3 Companies                                        Summary Information; The Merger; Information About Canadian; Financial
                                                              Statements of Canadian

18. Information if Proxies, Consents or Authorizations are
      to be Solicited                                         Incorporation of Certain Documents By Reference; Summary Information;
                                                              The Special Meeting; The Merger; Shareholder Proposals

19. Information if Proxies, Consents or Authorizations are
      not to be Solicited in an Exchange Offer                <F*>

- ---------------------------------
<F*>Indicates item not applicable

                     CANADIAN BANCSHARES, INC.

                         PROXY STATEMENT
                     ----------------------
                   BOATMEN'S BANCSHARES, INC.

                           PROSPECTUS

    This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") is being furnished to the shareholders of Canadian Bancshares, Inc., a Texas corporation ("Canadian"), in connection with the solicitation of proxies by the Board of Directors of Canadian for use at the Special Meeting of Shareholders of Canadian (the "Special Meeting") to be held at 4:00 p.m., local time, on
- ---------------, 1996, at the offices of First State Bank of Canadian, 115 Main Street, Canadian, Texas.

    At the Special Meeting, shareholders of Canadian will consider and vote upon the Agreement and Plan of Merger, dated January 30, 1996 (the "Merger Agreement"), among Canadian, Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and Boatmen's Texas, Inc., a Missouri corporation and wholly owned subsidiary of Boatmen's ("Boatmen's-Texas"), which provides for, among other matters, the merger of Canadian with and into Boatmen's-Texas (the "Merger"). Upon consummation of the Merger, each issued and outstanding share of common stock of Canadian (other than shares held by any shareholder properly exercising dissenters' rights) will be converted into the right to receive
5.9518 shares, subject to possible adjustment as described herein, of common stock, par value $1.00 per share, of Boatmen's and any attached rights ("Boatmen's Common"), plus cash in lieu of any fractional share interests.

    This Proxy Statement/Prospectus also constitutes a prospectus of Boatmen's with respect to up to 192,883 shares of Boatmen's Common issuable in the Merger to holders of common stock of Canadian. The outstanding shares of Boatmen's Common are, and the shares of Boatmen's Common to be issued in the Merger will be, included for quotation on the Nasdaq Stock Market's National Market ("Nasdaq"). The last reported sale price of Boatmen's Common on Nasdaq on ------------------, 1996, was $---------.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to shareholders of Canadian on or about -----------------, 1996 (the "Mailing Date").

    Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof at the Special Meeting. Holders of common stock of Canadian will be entitled to appraisal rights in connection with the Merger as described herein.

    The Proxy Statement/Prospectus does not cover any resales of the Boatmen's Common offered hereby to be received by the stockholders deemed to be "affiliates" of Boatmen's or Canadian upon consummation of the Merger. No person is authorized to make use of this Proxy Statement/Prospectus in connection with such resales.

             THE SHARES OF BOATMEN'S COMMON ISSUABLE IN THE MERGER
                  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
                SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      -----------------------------------

             THE SHARES OF BOATMEN'S COMMON OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY
             BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
           FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE
                     FUND OR ANY OTHER GOVERNMENTAL AGENCY.
                      -----------------------------------

    THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS -----------------, 1996.

                        TABLE OF CONTENTS
                        -----------------
                                                             PAGE
                                                             ----
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . .  1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE. . . . . . . .  1

SUMMARY INFORMATION. . . . . . . . . . . . . . . . . . . . . .  3
    Introduction . . . . . . . . . . . . . . . . . . . . . . .  3
    The Parties. . . . . . . . . . . . . . . . . . . . . . . .  3
         Boatmen's . . . . . . . . . . . . . . . . . . . . . .  3
         Boatmen's-Texas . . . . . . . . . . . . . . . . . . .  4
         Canadian. . . . . . . . . . . . . . . . . . . . . . .  4
    The Special Meeting. . . . . . . . . . . . . . . . . . . .  4
         Date, Time and Place of the Special Meeting . . . . .  4
         Matters to be Considered at the Special Meeting . . .  4
         Record Date for the Special Meeting . . . . . . . . .  4
         Vote Required to Approve Merger Agreement . . . . . .  4
         Certain Holders of Canadian Common. . . . . . . . . .  5
         Revocation of Proxies . . . . . . . . . . . . . . . .  5
    The Merger . . . . . . . . . . . . . . . . . . . . . . . .  5
         Merger Consideration. . . . . . . . . . . . . . . . .  5
         Value of the Merger . . . . . . . . . . . . . . . . .  6
         Reasons for the Merger and Recommendation
              of the Boards of Directors . . . . . . . . . . .  6
         Opinion of Financial Advisor. . . . . . . . . . . . .  6
         Conduct of Business Pending the Merger; Dividends . .  7
         Conditions to the Merger; Regulatory Approvals. . . .  7
         Termination of the Merger Agreement . . . . . . . . .  7
         Payment Upon Occurrence of Certain Triggering Events.  8
         Federal Income Tax Consequences . . . . . . . . . . .  9
         Accounting Treatment. . . . . . . . . . . . . . . . .  9
         Effective Time of the Merger. . . . . . . . . . . . .  9
         Interests of Certain Persons in the Merger. . . . . .  9
         Dissenters' Rights. . . . . . . . . . . . . . . . . . 10
    Management and Operations After the Merger . . . . . . . . 10
    Comparison of Shareholder Rights . . . . . . . . . . . . . 10
    Comparative Stock Prices . . . . . . . . . . . . . . . . . 11

SELECTED COMPARATIVE PER SHARE DATA. . . . . . . . . . . . . . 12

SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . 13

THE SPECIAL MEETING. . . . . . . . . . . . . . . . . . . . . . 16
    Date, Time and Place of the Special Meeting. . . . . . . . 16
    Matters to be Considered at the Special Meeting. . . . . . 16
    Record Date for the Special Meeting. . . . . . . . . . . . 16
    Vote Required to Approve the Merger Agreement. . . . . . . 16
    Voting and Revocation of Proxies for the Special Meeting . 17
    Solicitation of Proxies for the Special Meeting. . . . . . 17
    Expenses for Preparation of Proxy Statement/Prospectus . . 17
    Mailing Date of Proxy Statement/Prospectus . . . . . . . . 17

                                    i

                                                             PAGE
                                                             ----
THE PARTIES. . . . . . . . . . . . . . . . . . . . . . . . . . 18
    Boatmen's. . . . . . . . . . . . . . . . . . . . . . . . . 18
         General . . . . . . . . . . . . . . . . . . . . . . . 18
         Recent Acquisitions . . . . . . . . . . . . . . . . . 18
             Fourth Financial Corporation. . . . . . . . . . . 18
             Tom Green National Bank . . . . . . . . . . . . . 18
    Boatmen's-Texas. . . . . . . . . . . . . . . . . . . . . . 19
    Canadian . . . . . . . . . . . . . . . . . . . . . . . . . 19

THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . 19
    General. . . . . . . . . . . . . . . . . . . . . . . . . . 19
    Background of the Merger . . . . . . . . . . . . . . . . . 19
    Reasons for the Merger . . . . . . . . . . . . . . . . . . 21
    Recommendation of the Boards of Directors. . . . . . . . . 21
    Opinion of Financial Advisor . . . . . . . . . . . . . . . 21
    Merger Consideration . . . . . . . . . . . . . . . . . . . 23
    Fractional Shares. . . . . . . . . . . . . . . . . . . . . 24
    Share Adjustments. . . . . . . . . . . . . . . . . . . . . 24
    Form of the Merger . . . . . . . . . . . . . . . . . . . . 25
    Conduct of Business Pending the Merger; Dividends. . . . . 25
    Effective Time . . . . . . . . . . . . . . . . . . . . . . 25
    Regulatory Approvals . . . . . . . . . . . . . . . . . . . 25
    Conditions to Consummation of the Merger . . . . . . . . . 25
    Termination or Abandonment . . . . . . . . . . . . . . . . 26
    Payment Upon Occurrence of Certain Triggering Events . . . 27
    Dissenters' Rights . . . . . . . . . . . . . . . . . . . . 28
    Exchange of Canadian Stock Certificates;
         Fractional Shares . . . . . . . . . . . . . . . . . . 30
    Representations and Warranties of Canadian, Boatmen's and
         Boatmen's-Texas . . . . . . . . . . . . . . . . . . . 31
    Certain Other Agreements . . . . . . . . . . . . . . . . . 31
         Business of Canadian in Ordinary Course . . . . . . . 31
         Additional Canadian Reserves, Accruals, Charges and
              Expenses . . . . . . . . . . . . . . . . . . . . 32
         Environmental Inspections . . . . . . . . . . . . . . 33
         Other Canadian Agreements . . . . . . . . . . . . . . 33
         Boatmen's Agreements. . . . . . . . . . . . . . . . . 34
    No Solicitation. . . . . . . . . . . . . . . . . . . . . . 34
    Waiver and Amendment . . . . . . . . . . . . . . . . . . . 34
    Expenses and Fees. . . . . . . . . . . . . . . . . . . . . 35
    Federal Income Tax Consequences. . . . . . . . . . . . . . 35
    Resale of Boatmen's Common . . . . . . . . . . . . . . . . 36
    Interests of Certain Persons in the Merger . . . . . . . . 36
         Insurance; Indemnification. . . . . . . . . . . . . . 36
         Employee Benefits . . . . . . . . . . . . . . . . . . 36
    Accounting Treatment . . . . . . . . . . . . . . . . . . . 37
    Management and Operations After the Merger . . . . . . . . 37
    Effect on Employee Benefit Plans . . . . . . . . . . . . . 37
    Boatmen's Dividend Reinvestment and Stock Purchase Plan. . 37

PRO FORMA FINANCIAL DATA . . . . . . . . . . . . . . . . . . . 38

                                    ii

                                                             PAGE
                                                             ----
DESCRIPTION OF BOATMEN'S CAPITAL STOCK . . . . . . . . . . . . 41
    Boatmen's Common . . . . . . . . . . . . . . . . . . . . . 41
    Boatmen's Series A Preferred Stock . . . . . . . . . . . . 42
    Boatmen's Series B Preferred Stock . . . . . . . . . . . . 43

COMPARISON OF SHAREHOLDER RIGHTS . . . . . . . . . . . . . . . 44
    Shareholder Vote Required for Certain Transactions . . . . 44
    Voting Rights. . . . . . . . . . . . . . . . . . . . . . . 46
    Special Meetings of Shareholders; Shareholder Action by
    Written Consent. . . . . . . . . . . . . . . . . . . . . . 47
    Notice of Shareholder Nominations of Directors . . . . . . 48
    Shareholder Proposal Procedures. . . . . . . . . . . . . . 48
    Shareholder Rights Plan. . . . . . . . . . . . . . . . . . 48
    Dissenters' Rights . . . . . . . . . . . . . . . . . . . . 51
    Takeover Statutes. . . . . . . . . . . . . . . . . . . . . 52
    Liability of Directors; Indemnification. . . . . . . . . . 53
    Limitation of Liability of Directors . . . . . . . . . . . 54
    Consideration of Non-Shareholder Interests . . . . . . . . 55

INFORMATION ABOUT CANADIAN . . . . . . . . . . . . . . . . . . 55
    Business of Canadian and First State Bank. . . . . . . . . 55
    Management's Discussion and Analysis of Financial
         Condition and Results of Operations of
         Canadian and First State Bank . . . . . . . . . . . . 56
    Security Ownership of Certain Beneficial Owners and
    Management . . . . . . . . . . . . . . . . . . . . . . . . 72
    Family Relationships . . . . . . . . . . . . . . . . . . . 74

LEGAL OPINION. . . . . . . . . . . . . . . . . . . . . . . . . 74

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . 74
    Independent Auditors for Boatmen's . . . . . . . . . . . . 74
    Independent Auditors for Canadian. . . . . . . . . . . . . 74
    Presence at Special Meeting. . . . . . . . . . . . . . . . 75

SHAREHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . . . . 75


FINANCIAL STATEMENTS OF CANADIAN . . . . . . . . . . . . . . .F-1

APPENDICES

    Merger Agreement . . . . . . . . . . . . . . . . . . . . .A-1
    Fairness Opinion . . . . . . . . . . . . . . . . . . . . .B-1
    Excerpts of The Texas Business Corporation Act
         (Dissenters' Rights) . . . . . . . . . . .. . . . . .C-1

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND ANY SUCH INFORMATION OR REPRESENTATION, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BOATMEN'S OR CANADIAN. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE A SOLICITATION OR AN OFFERING OF ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR IN ANY JURISDICTION TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT ANY INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                      AVAILABLE INFORMATION

    Boatmen's is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "S.E.C."). The reports, proxy statements and other information can be inspected and copied at the public reference facilities of the S.E.C., Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the S.E.C. located at Suite 1300, Seven World Trade Center, New York, New York 10048, and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, and copies of such materials can be obtained from the public reference section of the S.E.C. at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy statements and other information concerning Boatmen's may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735
K Street, N.W., Washington, D.C. 20006.

    Boatmen's has filed with the S.E.C. a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Boatmen's Common to be issued pursuant to the Merger described herein. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be obtained from the S.E.C.'s principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement is qualified in all respects by such reference.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the S.E.C. by Boatmen's
(File No. 1-3750) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

    1.   Boatmen's Annual Report on Form 10-K for the year ended
         December 31, 1995;

    2. The description of the common stock of Boatmen's contained in Boatmen's Registration Statement on Form 8-A under the Exchange Act, as amended under cover of Form 8 dated
         July 15, 1988, and the description of the preferred share purchase rights contained in

         Boatmen's Registration Statement on Form 8-A under the
         Exchange Act, filed August 14, 1990;

    3.   Boatmen's Current Reports on Form 8-K dated February 2,
         1996, March 29, 1996 and May 3, 1996;


    All documents and reports filed by Boatmen's pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS
RELATING TO BOATMEN'S BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (EXCLUDING UNINCORPORATED EXHIBITS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST TO KEVIN R. STITT, DIRECTOR OF INVESTOR RELATIONS, BOATMEN'S BANCSHARES, INC., ONE BOATMEN'S PLAZA, 800 MARKET STREET, ST. LOUIS, MISSOURI 63101 (TELEPHONE NUMBER (314) 466-7662). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY -------------------, 1996.

                       SUMMARY INFORMATION

    The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Although the following summary addresses all material information regarding the Merger, it is not intended to be complete and is qualified in all respects by the information appearing elsewhere herein or incorporated by reference into this Proxy Statement/Prospectus, the Appendices hereto and the documents referred to herein. All information contained in this Proxy Statement/Prospectus relating to Boatmen's and its subsidiaries has been supplied by Boatmen's and all information relating to Canadian and its subsidiary has been supplied by Canadian. Shareholders are urged to read this Proxy Statement/Prospectus and the Appendices hereto in their entirety.


                          INTRODUCTION

    This Proxy Statement/Prospectus relates to an Agreement and Plan of Merger dated January 30, 1996 (the "Merger Agreement"), among Canadian Bancshares, Inc., a Texas corporation ("Canadian"), Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and Boatmen's Texas, Inc., a Missouri corporation and wholly owned subsidiary of Boatmen's ("Boatmen's-Texas"), which provides for, among other things, the merger of Canadian with and into Boatmen's-Texas (the "Merger"). As a result of the Merger, Boatmen's will retain beneficial ownership of all of the issued and outstanding stock of Boatmen's-Texas, and the separate corporate existence of Canadian will cease.

    In connection with the Merger, Boatmen's First National Bank of Amarillo ("Boatmen's-Amarillo"), a national banking association and wholly owned subsidiary of Boatmen's-Texas, and First State Bank of Canadian, Canadian, Texas ("First State Bank"), a Texas state-chartered banking association and wholly owned subsidiary of Canadian, have entered into an Agreement to Merge, dated April 25, 1996 (the "Subsidiary Merger Agreement"), which provides for the merger of First State Bank with and into Boatmen's-Amarillo ("the "Subsidiary Bank Merger"). It is anticipated that the Subsidiary Bank Merger would be consummated contemporaneously with the Merger.

    The summary set forth in this Proxy Statement/Prospectus of certain provisions of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein and attached as Appendix A to this Proxy Statement/Prospectus.


                           THE PARTIES

BOATMEN'S

    Boatmen's, a Missouri corporation, is a multi-bank holding company headquartered in St. Louis, Missouri. At December 31, 1995, Boatmen's had consolidated assets of approximately
$33.7 billion and shareholders' equity of approximately
$2.9 billion, making it the largest bank holding company in Missouri and among the 30 largest in the United States. On January 31, 1996, Boatmen's completed its acquisition of Fourth Financial Corporation ("Fourth Financial"), Wichita, Kansas, the largest banking organization in Kansas and second-largest banking organization in Oklahoma. See "THE PARTIES -- Boatmen's -- Recent Acquisitions." Including Fourth Financial, Boatmen's has consolidated assets of approximately $41 billion and shareholders' equity of approximately $3.4 billion. Boatmen's 57 subsidiary banks, including a federal savings bank, operate from over 650 locations in Missouri, Arkansas, Illinois, Iowa, Kansas, New Mexico, Oklahoma, Tennessee and Texas. Boatmen's also ranks among the 17 largest providers of trust services in the nation, with approximately $44.4 billion in assets under management at December 31, 1995. Boatmen's other principal businesses include a mortgage banking company, a credit life insurance company, a credit card company and an insurance agency. The principal executive offices of Boatmen's are at One Boatmen's Plaza, 800 Market Street, St. Louis, Missouri 63101 (telephone number (314) 466-6000).

BOATMEN'S-TEXAS

    Boatmen's-Texas is a wholly owned subsidiary of Boatmen's which, in turn, owns all of the capital stock of Boatmen's-Amarillo. At December 31, 1995, Boatmen's-Texas had consolidated assets of approximately $1.6 billion and shareholders' equity of approximately $159 million.

CANADIAN

    Canadian is a bank holding company headquartered in Canadian, Texas, and owns all of the outstanding capital stock of First State Bank. The business of Canadian consists primarily of the ownership, supervision and control of First State Bank, a commercial bank offering complete banking services to the commercial, agricultural and residential areas that it serves. At December 31, 1995, Canadian had consolidated assets of approximately $38.7 million and shareholders' equity of approximately $5.1 million. The principal executive offices of Canadian and First State Bank are at 115 Main Street, Canadian, Texas 79014 (telephone number (806) 323-6435).


                       THE SPECIAL MEETING

DATE, TIME AND PLACE OF THE SPECIAL MEETING

    The special meeting of shareholders of Canadian (the "Special
Meeting") will be held at the offices of First State Bank, 115 Main Street, Canadian, Texas 79014, on ---------------, 1996, at 4:00
p.m., local time.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, holders of common stock, par value $1.00 per share, of Canadian ("Canadian Common") will consider and vote upon the approval of the Merger Agreement providing for, among other things, the Merger of Canadian with and into Boatmen's-Texas. In addition, the holders of Canadian Common may be asked to vote on a proposal to adjourn or postpone the Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Merger Agreement.

RECORD DATE FOR THE SPECIAL MEETING

    The record date for the Special Meeting is --------------------, 1996.

VOTE REQUIRED TO APPROVE MERGER AGREEMENT

    The presence, in person or by proxy, of a majority of the issued and outstanding shares of Canadian entitled to vote on the record date is necessary to constitute a quorum at the Special Meeting. Approval of the Merger Agreement will require the affirmative vote of two-thirds of the outstanding shares of Canadian Common entitled to vote thereon. Holders of Canadian Common will be entitled to one vote per share. The failure to submit a proxy card (or to vote in person) at the Special Meeting, the abstention from voting at the Special Meeting and, in the case of shares held in street name, the failure of the beneficial owner thereof to give specific voting instructions to the broker holding such shares (broker non-votes) will have the same effect as a vote against approval of the Merger Agreement.

CERTAIN HOLDERS OF CANADIAN COMMON

    As of the record date, the officers and directors of Canadian and their affiliates owned beneficially 9,252 shares (approximately 29.14%) of Canadian Common, which are expected by management of Canadian to be voted in favor of the Merger Agreement. See
"INFORMATION ABOUT CANADIAN -- Security Ownership of Certain
Beneficial Owners and Management."

REVOCATION OF PROXIES

    Proxies for use at the Special Meeting accompany this Proxy Statement/Prospectus. Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Merger Agreement by filing with the Secretary of Canadian a written revocation or a duly executed proxy bearing a later date. A holder of Canadian Common may withdraw his or her proxy at the Special Meeting at any time before it is exercised by electing to vote in person; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.


                           THE MERGER

MERGER CONSIDERATION

    At the time the Merger is consummated (the "Effective Time"), Canadian will merge into Boatmen's-Texas and, as a result thereof, each share of Canadian Common, other than any shares the holders of which have duly exercised and perfected their dissenters' rights under the Texas Business Corporation Act (the "Texas Law"), will be converted into 5.9518 shares (the "Conversion Ratio"), subject to possible adjustment as described herein, of common stock, par value $1.00 per share, of Boatmen's, together with any rights attached thereto ("Boatmen's Common"), under or by virtue of the Rights Agreement dated August 14, 1990, between Boatmen's and Boatmen's Trust Company, as Rights Agent (such number of shares of Boatmen's Common, together with any cash payment in lieu of fractional shares, as described herein, is referred to herein as the "Merger Consideration"). For a description of the Rights Agreement, see "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan." No fractional shares of Boatmen's Common will be issued and, in lieu thereof, holders of shares of Canadian Common who would otherwise be entitled to a fractional share interest (after taking into account all shares of Canadian Common held by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of Boatmen's Common on the Nasdaq Stock Market's National Market ("Nasdaq") on the business day immediately preceding the date on which the Effective Time occurs.

    The Merger Agreement provides that the Merger Consideration will be increased if the Effective Time occurs after the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1996 or the third quarter of 1996. In such event, the Merger Consideration will be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend or dividends, as the case may be, multiplied by (B) 5.9518, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the 20 trading days immediately preceding the fifth calendar day immediately preceding the closing date of the Merger (the "Boatmen's Average Price").

    The Merger Agreement also provides that, if the cost of taking all remedial and corrective actions and measures required by applicable law or recommended or suggested by any report of environmental inspection on the real property owned, leased or operated by Canadian and First State Bank, or prudent in light of serious life, health or safety concerns, net of any amounts received or which will be received from the Texas Natural Resource Conservation Commission (the "Remediation Cost"), exceeds $50,000 and the parties do not terminate the Merger Agreement on the basis on the amount of such Remediation Cost, the Merger Consideration would be decreased by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) the amount by which the Remediation Cost exceeds $50,000 (up to a maximum excess amount equal to $200,000), divided by (B) 31,755, divided by (ii) the Boatmen's Average Price. See "THE MERGER -- Merger Consideration", "-- Termination or Abandonment" and "-- Certain Other Agreements -- Environmental Inspections."

    The actual amount of such adjustment or adjustments, if any, cannot be calculated as of the date of this Proxy
Statement/Prospectus and will not be known until a date five calendar days prior to the closing date of the Merger.

VALUE OF THE MERGER

    Based on the Merger Consideration (without adjustment as provided in the Merger Agreement as described herein) and the closing sales price of Boatmen's Common as reported on Nasdaq on
- -----------------, 1996, the Merger had a per share value of $------- to holders of Canadian Common, and the approximate total value of the Merger Consideration to Canadian shareholders, was $------- million. The market value of the Merger Consideration as stated above may increase or decrease depending on the closing price of Boatmen's Common as reported on Nasdaq on the date on which the Effective Time occurs. No assurance can be given as to the market price of Boatmen's Common on the date on which the Effective Time occurs.

REASONS FOR THE MERGER AND RECOMMENDATION OF THE BOARDS OF
DIRECTORS

    The Board of Directors of Canadian has determined that the Merger and the Merger Agreement, including the Merger Consideration, are fair to, and in the best interests of, Canadian and its shareholders. The Board believes that a business combination with a larger and more geographically diversified regional bank holding company would, in addition to providing significant value to all shareholders, enable First State Bank to compete more effectively in its market area and participate in the expanded opportunities for growth that the Merger and the Subsidiary Bank Merger will make possible. Accordingly, the Board unanimously recommends that shareholders of Canadian vote FOR approval and adoption of the Merger Agreement.

    Certain members of the management and Board of Directors of Canadian have interests in the Merger that are in addition to the interests of shareholders of Canadian generally. See "THE
MERGER -- Interests of Certain Persons in the Merger."

    The Board of Directors of Boatmen's believes that the acquisition of Canadian and the merger of its banking subsidiary, First State Bank, into Boatmen's-Amarillo, would be a natural and desirable addition to Boatmen's banking franchise in the Panhandle of North Texas.

OPINION OF FINANCIAL ADVISOR

    Canadian's advisor with respect to the financial aspects of the Merger, The Bank Advisory Group, has rendered its opinion to the Board of Directors of Canadian that the terms of the Merger are fair and equitable, from a financial perspective, to Canadian and its shareholders. The opinion of The Bank Advisory Group, attached as Appendix B to this Proxy Statement/Prospectus, sets forth the matters considered in rendering such opinion and should be read by the Canadian shareholders in its entirety.

CONDUCT OF BUSINESS PENDING THE MERGER; DIVIDENDS

    Pursuant to the Merger Agreement, Canadian has agreed to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement. The Merger Agreement provides that Canadian may not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of the Merger Agreement.

CONDITIONS TO THE MERGER; REGULATORY APPROVALS

    The Merger is subject to various conditions including, among other things: (i) approval of the Merger Agreement by the requisite two-thirds vote of the shareholders of Canadian;
(ii) receipt of regulatory approval from the Board of Governors of the Federal Reserve System (the "Federal Reserve") with respect to the Merger; (iii) receipt of an opinion of counsel on certain tax aspects of the Merger; and (iv) the occurrence of no material adverse changes in the businesses of Boatmen's or Canadian. The conditions described in items (i) and (ii) above (the receipt of shareholder and regulatory approvals) may not be waived by either party. Although the remaining conditions to effect the Merger may be waived by either party entitled to the benefit thereof, neither Boatmen's nor Canadian intend to waive any such conditions except in those circumstances where the Board of Directors of either Boatmen's or Canadian, as the case may be, deems such waiver to be in the best interests of Boatmen's or Canadian, as the case may be, and its respective shareholders. There can be no assurances as to when and if such conditions will be satisfied (or, where permissible, waived) or that the Merger will be consummated.

    The Merger may not be consummated until the 30th day after the date of Federal Reserve approval; provided, however, that the Merger may be consummated after the 15th day following the date of Federal Reserve approval if the Federal Reserve has not received any adverse comments from the United States Department of Justice relating to the competitive aspects of the transaction and the Department of Justice has consented to such shorter waiting period. An application for the required regulatory approval of the Merger from the Federal Reserve has been filed and is pending.

TERMINATION OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by any party if the Merger is not consummated on or prior to January 30, 1997; (ii) by mutual written agreement of the parties; (iii) by any party in the event of a material breach by the other of any of its representations and warranties or agreements under the Merger Agreement not cured within 30 days after notice of such breach is given by the non-breaching party; (iv) by any party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period); (v) by Boatmen's in the event that Canadian or First State Bank becomes a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the date of the Merger Agreement, provided, however, that Boatmen's may not terminate the Merger Agreement on account of any such regulatory enforcement action or proceeding which, through the reasonable efforts of Canadian and/or Boatmen's, could be terminated on or before the date on which the Merger is consummated (the "Closing Date") without requiring any capital infusion to be made or other action having a financial effect materially adverse to the financial benefits of the Merger to Boatmen's; (vi) by any party if any regulatory application filed in connection with the Merger or the Subsidiary Bank Merger should be finally denied or disapproved by the respective regulatory authority; and (vii) by any party if the Merger is not approved by the shareholders of Canadian.

    The Merger Agreement may also be terminated by Boatmen's if certain reports of environmental inspection on the real properties of Canadian and First State Bank to be obtained pursuant to the Merger Agreement should disclose any contamination or presence of hazardous wastes, the Remediation Cost of which exceeds $50,000. If, however, the Remediation Cost does not exceed $250,000, Boatmen's, at the election of Canadian, may not so terminate the Merger Agreement, provided, however, that in such event the Merger Consideration would be decreased by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) the amount by which the Remediation Cost exceeds $50,000 (up to a maximum excess amount equal to $200,000), divided by (B) 31,755, divided by (ii) the Boatmen's Average Price. Should the Remediation Cost equal or exceed $250,000, Boatmen's has the exclusive right to either (i) terminate the Merger Agreement, or (ii) reduce the aggregate value of the Merger Consideration payable under the Merger Agreement by $200,000 and consummate the Merger. See "THE MERGER -- Merger Consideration", "-- Termination or Abandonment" and "-- Certain Other Agreements -- Environmental Inspections."

PAYMENT UPON OCCURRENCE OF CERTAIN TRIGGERING EVENTS

    The Merger Agreement provides that upon the occurrence of one or more Triggering Events (as described below), Canadian shall pay to Boatmen's the sum of $300,000.

    As used in the Merger Agreement, the term "Triggering Event" means any of the following events: (i) termination of the Merger Agreement by Boatmen's upon a breach thereof by Canadian, provided that within 12 months of the date of such termination, an event described in clause (iii) or (iv) of this sentence shall have occurred; (ii) the failure of Canadian's shareholders to approve the Merger and the Merger Agreement at the Special Meeting; provided, however, that the failure of Canadian's shareholders to approve the Merger and the Merger Agreement shall not be deemed a Triggering Event if (a) the average of the daily closing prices of a share of Boatmen's Common, as reported on Nasdaq during the period of 20 trading days ending on the second trading day immediately preceding the Mailing Date (the "Boatmen's Final Price"), is less than $30.00, and (b) the number obtained by dividing the Boatmen's Final Price by the Boatmen's Initial Price (as defined below), is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .20 from such quotient, or (c) within 18 months after the date of such meeting an event described in clause (iii) or (iv) below does not occur; (iii) any person or group of persons (other than Boatmen's) acquires, or has the right to acquire, 50% or more of the outstanding shares of Canadian Common (exclusive of any shares of Canadian Common sold directly or indirectly to such person or group of persons by Boatmen's); or
(iv) upon the entry by Canadian or First State Bank into an agreement or other understanding with a person or group of persons (other than Boatmen's and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with Canadian or First State Bank or to purchase or acquire Canadian or all or substantially all of Canadian's or First State Bank's assets.

    As used in the Merger Agreement: (i) "Index Group" means all of the bank holding companies listed on Exhibit 7.09 to the Merger Agreement, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of 20 trading days ending at the end of the fifth trading day immediately preceding the Closing Date for such company to be acquired or to acquire another company (which would constitute a "significant subsidiary" of such company, as such term is defined under applicable S.E.C. regulations) in exchange for its stock; (ii) "Boatmen's Initial Price" means the closing price of a share of Boatmen's Common as reported on Nasdaq on January 30, 1996; (iii) "Initial Index Price" means the weighted average
(weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the per share closing prices of the common stock of the bank holding companies comprising the Index
Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on January 30, 1996; (iv) "Final Price" of any company belonging to the Index Group means the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 trading days ending at the end of the second trading day immediately preceding the Mailing Date; and
(v) "Final Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the Final Prices for all of the companies comprising the Index Group.

FEDERAL INCOME TAX CONSEQUENCES

    The Merger has been structured to qualify as a tax-free reorganization so that no gain or loss would be recognized by Boatmen's or Canadian, and no gain or loss would be recognized by Canadian shareholders, except in respect of cash received for fractional shares and except for any cash payments which might be received by such shareholders properly exercising their dissenters' rights. Consummation of the Merger is conditioned upon receipt by Boatmen's of an opinion of Lewis, Rice & Fingersh, L.C., counsel to Boatmen's, that: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; (ii) no gain or loss will be recognized by the shareholders of Canadian who receive solely shares of Boatmen's Common; (iii) the basis of shares of Boatmen's Common received by the shareholders of Canadian will be the same as the basis of shares of Canadian Common exchanged therefor; and (iv) the holding period of the shares of Boatmen's Common received by such shareholders will include the holding period of the shares of Canadian Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

    THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CANADIAN SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH CANADIAN SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING ANY SUCH SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

    The Merger will be accounted for by Boatmen's under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the combined company will not include results of operations of Canadian prior to the Effective Time.

EFFECTIVE TIME OF THE MERGER

    The Merger Agreement provides that the Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Missouri and the Secretary of State of the State of Texas. It is presently anticipated that the Merger and the Subsidiary Bank Merger will be consummated contemporaneously during the second quarter of 1996, but no assurance can be given that such timetable will be met.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of Canadian's management and Board of Directors have interests in the Merger that are in addition to, and separate from, the interests of shareholders of Canadian generally. These include, among others, provisions in the Merger Agreement relating to director and officer indemnification and employee benefits after the Merger.

    For information about the percentage of Canadian Common owned by the directors and executive officers of Canadian, see "INFORMATION ABOUT CANADIAN -- Security Ownership of Certain Beneficial Owners and Management." None of the directors or executive officers of Canadian would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of Boatmen's Common.

DISSENTERS' RIGHTS

    The rights of dissenting shareholders of Canadian are governed by the Texas Law, which provides, in certain situations, that a shareholder will be entitled to receive the fair value of his or her shares of Canadian Common held immediately before the Merger is consummated if such shareholder: (i) files a written objection to the proposed Merger prior to the Special Meeting; (ii) does not vote his or her shares in favor of approving the Merger Agreement;
(iii) makes written demand on Canadian for payment of the fair value of his or her shares within 10 days after Boatmen's mails or delivers notice of the consummation of the Merger; (iv) submits his or her certificates to Boatmen's within 20 days of demanding payment for his or her shares for notation thereon that such demand has been made; and (v) either gives notice within 60 days of Boatmen's offer to accept that offer or, within 120 days from the date of the Merger, files a petition with the appropriate court for an appraisal. See "THE MERGER -- Dissenters' Rights" and
Appendix C hereto.


           MANAGEMENT AND OPERATIONS AFTER THE MERGER

    It is anticipated that, as of the Effective Time of the Merger, the Subsidiary Bank Merger will be consummated. Boatmen's-Amarillo will be the surviving bank in the Subsidiary Bank Merger. Following consummation of the Subsidiary Bank Merger, the present office of First State Bank will operate as a branch office of Boatmen's-Amarillo. It is not anticipated that the Board of Directors of Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo will be affected as a result of the Merger or the Subsidiary Bank Merger. It is presently anticipated that the executive officers of First State Bank will continue as officers of the Canadian, Texas branch of Boatmen's-Amarillo following the Subsidiary Bank Merger. There are no written employment agreements with respect to such anticipated continued employment.


                COMPARISON OF SHAREHOLDER RIGHTS

    The rights of the shareholders of Canadian Common and Boatmen's Common differ in certain respects. The rights of the shareholders of Canadian who receive shares of Boatmen's Common in the Merger will be governed by the corporate law of Missouri, the state in which Boatmen's is incorporated, and by Boatmen's Articles of Incorporation, Bylaws and other corporate documents. The governing law and documents of Boatmen's differ from those which apply to Canadian, which is a Texas corporation, in several respects, of which the material differences from the perspective of shareholders, as hereafter described under "COMPARISON OF SHAREHOLDER RIGHTS," are the shareholder votes required for certain business combinations; the procedures for shareholders to make proposals for consideration at meetings of shareholders; the ability of shareholders to call special meetings, to nominate, elect and remove directors and to amend the Articles of Incorporation; certain rights pursuant to Boatmen's shareholder rights plan; and rights of Boatmen's and its shareholders pursuant to certain corporate takeover statutes. See "COMPARISON OF SHAREHOLDER RIGHTS."

                    COMPARATIVE STOCK PRICES

    Shares of Boatmen's Common are traded in the over-the-counter market and are listed on Nasdaq under the symbol BOAT. There is no established trading market for Canadian Common. The following table sets forth the high and low last sale prices of Boatmen's Common for the periods indicated, as reported on Nasdaq, and the high and low trading prices of Canadian Common known to management of Canadian.

                                                  Boatmen's              Canadian
                                                Common Stock           Common Stock
                                             -------------------    ------------------
                                              High          Low      High         Low
                                             ------       ------    ------      ------
1994 First Quarter . . . . . . . . . . . . . $30.50       $27.00    $ <F*>      $ <F*>
     Second Quarter. . . . . . . . . . . . .  34.88        29.25      <F*>        <F*>
     Third Quarter . . . . . . . . . . . . .  34.69        30.25     95.00       95.00
     Fourth Quarter. . . . . . . . . . . . .  31.13        26.25      <F*>        <F*>

1995 First Quarter . . . . . . . . . . . . .  31.38        27.25    $90.00      $90.00
     Second Quarter. . . . . . . . . . . . .  36.00        30.88      <F*>        <F*>
     Third Quarter . . . . . . . . . . . . .  38.00        34.75      <F*>        <F*>
     Fourth Quarter. . . . . . . . . . . . .  42.38        36.25      <F*>        <F*>

1996 First Quarter . . . . . . . . . . . . . $42.88       $37.63    $ <F*>      $ <F*>
     Second Quarter. . . . . . . . . . . . . ------       ------    ------      ------
       (through ------------)

- --------------------------------------------

   <F*>Management of Canadian is not aware of any sales of shares of Canadian Common during the periods indicated. Given the limited trading activity of Canadian Common, the prices reflected in the chart may not be indicative of the actual value of Canadian Common, which value may be more or less than that indicated. The most recent transaction reported to management of Canadian involving shares of Canadian Common took place on March 8, 1995, at a price per share of $90.00.

     On January 30, 1996, the last trading day before the announcement of the proposed Merger, the closing sale price of Boatmen's Common as reported on Nasdaq was $41.13 per share. On such date, the equivalent per share price for Canadian Common, calculated on the basis of the Merger Consideration, was $244.77.

     On ----------------, 1996, the closing sale prices of Boatmen's Common as reported on Nasdaq was $------- per share and the equivalent per share price for Canadian Common was $-------.
On such date, there were approximately ---------- and 42 holders of record of Boatmen's Common and Canadian Common, respectively.

               SELECTED COMPARATIVE PER SHARE DATA
                           (unaudited)

    The following summary presents comparative historical, pro forma and pro forma equivalent unaudited per share data for Boatmen's and Canadian. Boatmen's historical per share data has been restated for the period presented to reflect the acquisition of Fourth Financial, which acquisition was completed on January 31, 1996. The pro forma amounts assume the Merger had been effective during the period presented and has been accounted for under the purchase method of accounting. For a description of the purchase method of accounting with respect to the Merger, see "THE MERGER -- Accounting Treatment." The amounts designated "Pro Forma Combined Per Boatmen's Share" represent the pro forma results of the Merger, the amounts designated "Equivalent Pro Forma Per Canadian Share" are computed by multiplying the Pro Forma Combined Per Boatmen's Share amounts by a factor of 5.9518 to reflect the Merger Consideration (which equals 5.9518 shares of Boatmen's Common for each share of Canadian Common), subject to adjustment as described herein). See "THE MERGER -- Merger Consideration." The data presented should be read in conjunction with the historical financial statements and the related notes thereto included herein or incorporated by reference herein, and the pro forma financial statements included elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PRO FORMA FINANCIAL DATA" and "FINANCIAL STATEMENTS OF CANADIAN."

                                                             Year Ended
                                                         December 31, 1995
                                                        -------------------
NET INCOME PER COMMON SHARE:
Historical:
    Boatmen's. . . . . . . . . . . . . . . . . . . . . .     $   3.02
    Canadian . . . . . . . . . . . . . . . . . . . . . .        19.92
Pro forma combined per Boatmen's share . . . . . . . . .         3.02
Equivalent pro forma per Canadian share. . . . . . . . .        17.97

DIVIDENDS PER COMMON SHARE:
Historical
    Boatmen's. . . . . . . . . . . . . . . . . . . . . .     $   1.39
    Canadian . . . . . . . . . . . . . . . . . . . . . .          ---
Pro forma combined per Boatmen's share<F1> . . . . . . .         1.39
Equivalent pro forma per Canadian share<F2>. . . . . . .         8.27

BOOK VALUE PER COMMON SHARE (PERIOD END):. . . . . . . .
Historical
    Boatmen's. . . . . . . . . . . . . . . . . . . . . .     $  22.21
    Canadian . . . . . . . . . . . . . . . . . . . . . .       160.75
Pro forma combined per Boatmen's share . . . . . . . . .        22.21
Equivalent pro forma per Canadian share. . . . . . . . .       132.19

- ------------------------------------

<F1>  Boatmen's pro forma dividends per share represent historical dividends per share paid by Boatmen's.
<F2>  Represents historical dividends per share paid by Boatmen's calculated on the basis of the Merger Consideration.

                  SELECTED FINANCIAL DATA
     The following tables present selected consolidated historical financial data for Boatmen's, selected consolidated unaudited historical financial data for Canadian and unaudited pro forma combined amounts reflecting the Merger. The pro forma amounts assume the Merger had been effective during the periods presented. The data presented are derived from the consolidated financial statements of Boatmen's, which have been restated to reflect the acquisition of Fourth Financial, and of Canadian and should be read in conjunction with the more detailed information and financial statements included herein or incorporated by reference in this Proxy Statement/Prospectus. The data should also be read in conjunction with the unaudited pro forma financial statements included elsewhere in this Proxy Statement/ Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "PRO FORMA FINANCIAL DATA" and "FINANCIAL STATEMENTS OF CANADIAN."

                                     BOATMEN'S BANCSHARES, INC.
                                      SELECTED FINANCIAL DATA
                                            (UNAUDITED)

                                                          Year Ended December 31,
                                        -----------------------------------------------------------
                                           1995         1994        1993        1992        1991
                                        ----------   ----------  ----------  ----------  ----------
                                          (income statement amounts in thousands except per share
                                                 data and balance sheet amounts in millions)
Summarized Income Statement:
- ---------------------------
 Net Interest Income                    $1,491,972   $1,468,943  $1,393,693  $1,246,297  $1,059,153
 Provision for Loan Losses                  59,756       26,176      70,922     160,908     161,943
 Noninterest Income                        759,630      713,658     680,567     581,907     485,236
 Noninterest Expense                     1,450,825    1,411,081   1,400,549   1,222,092   1,076,592
 Income Tax Expense                        261,010      254,418     174,315     116,625      72,757
 Net Income                                480,011      490,926     428,474     328,579     233,097
Per Common Share Data:
- ---------------------
 Net Income                                  $3.02        $3.10       $2.74       $2.26       $1.70
 Cash Dividends Paid                          1.39         1.27        1.15        1.09        1.07
 Stockholders' Equity (period end)           22.21        19.70       19.09       17.00       16.12
Financial Position at Period End:
- --------------------------------
 Loans, Net of Unearned Income             $24,051      $22,718     $20,388     $17,973     $16,863
 Total Assets                               41,123       40,692      37,946      35,147      31,935
 Deposits                                   31,978       31,109      29,462      28,306      25,007
 Long-Term Debt                                615          599         590         467         395
 Stockholders' Equity                        3,600        3,164       3,068       2,689       2,254
Selected Financial Ratios:
- -------------------------
 Return on Average Assets                     1.19%        1.26%       1.19%       1.01%       0.77%
 Return on Average Common
    Equity                                   14.31        15.98       15.25       13.43       10.90
 Return on Average Total Equity              14.10        15.70       14.96       13.20       10.89
 Net Interest Margin                          4.24         4.35        4.48        4.41        4.08
 Nonperforming Assets as % of
    Total Loans and Foreclosed
    Property<F1>                              1.02         1.08        1.76        2.68        3.68
 Nonperforming Loans as % of
    Total Loans                               0.87         0.78        1.16        1.83        2.40
 Loan Reserve as % of Net Loans               1.88         1.98        2.18        2.28        2.11
 Net Charge-Offs as % of Average
    Loans                                     0.27         0.13        0.28        0.77        0.86
 Equity to Assets                             8.75         7.78        8.09        7.65        7.06
 Tangible Equity to Assets<F2>                7.78         6.85        7.08        6.87        6.28
 Tier 1 Risk-Based Capital                   11.29        10.92       11.23       10.98       10.16
 Total Risk-Based Capital                    13.97        13.70       14.28       13.85       12.86

- ---------------------------
<F1>   Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and foreclosed property.
<F2>   Tangible equity to assets is defined as total equity less all intangibles as a percentage of total tangible assets.

                                              CANADIAN BANCSHARES, INC.
                                               SELECTED FINANCIAL DATA
                                                     (UNAUDITED)


                                                           Year Ended December 31,
                                            -----------------------------------------------------
                                             1995         1994        1993       1992       1991
                                            ------       ------      ------     ------     ------
                                              (income statement amounts in thousands except per
                                              share data and balance sheet amounts in millions)
Summarized Income Statement:
- ---------------------------
 Net Interest Income                        $2,059       $2,161      $1,828     $1,683     $1,641
 Provision for Loan Losses                      60           30          --         --         --
 Noninterest Income                            154          136         150        134        151
 Noninterest Expense                         1,356        1,361       1,399      1,312      1,399
 Income Tax Expense                            164          177         103         69         67
 Net Income                                    633          729         476        436        326
Per Common Share Data:
- ---------------------
 Net Income                                 $19.92       $22.12      $11.24     $10.49      $7.46
 Cash Dividends Paid                            --           --          --         --         --
 Stockholders' Equity (period end)          160.75       141.38      116.80     105.57      95.08
Financial Position at Period End:
- --------------------------------
 Loans, Net of Unearned Income                 $22          $21         $22        $21        $21
 Total Assets                                   39           45          47         48         51
 Deposits                                       33           39          41         42         46
 Long-Term Debt                                 --            2           1          1          1
 Stockholders' Equity                            5            4           4          4          3
Selected Financial Ratios:
- -------------------------
 Return on Average Assets                     1.51%        1.58%       1.00%      0.88%      0.90%
 Return on Average Equity                    13.24        17.10       12.25      12.44      14.41
 Net Interest Margin                          5.31         5.05        4.14       3.68       3.47
 Nonperforming Assets as % of
    Total Loans and Foreclosed
    Property<F1>                              0.47         0.17        2.39       3.72       0.76
 Nonperforming Loans as % of
    Total Loans                               0.37         0.08        0.20       1.09       0.61
 Loan Reserve as % of Net Loans               1.51         1.32        1.65       2.35       2.59
 Net Charge-Offs as % of
    Average Loans                             0.02         0.53        0.50       0.28       0.20
 Equity to Assets                            13.21         9.83        8.64       7.76       6.51
 Tangible Equity to Assets<F2>               13.21         9.83        8.64       7.76       6.51
 Tier 1 Risk-Based Capital                   19.69        14.87       14.73      14.99      12.83
 Total Risk-Based Capital                    20.94        15.79       16.05      16.93      14.89

- ---------------------------
<F1>   Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and foreclosed property.
<F2>   Tangible equity to assets is defined as total equity less all intangibles as a percentage of total tangible assets.

                          BOATMEN'S BANCSHARES, INC.
                                     AND
                           CANADIAN BANCSHARES, INC.
                 PRO FORMA COMBINED SELECTED FINANCIAL DATA
                                 (UNAUDITED)

                                                    Year Ended December 31, 1995
                                                  --------------------------------
                                                    (income statement amounts in
                                                  thousands except per share data)

Summarized Income Statement:
- ---------------------------
 Net Interest Income . . . . . . . . . . . . . .              $1,494,031
 Provision for Loan Losses . . . . . . . . . . .                  59,816
 Noninterest Income. . . . . . . . . . . . . . .                 759,784
 Noninterest Expense . . . . . . . . . . . . . .               1,452,357
 Income Tax Expense. . . . . . . . . . . . . . .                 261,108
 Net Income<F1>  . . . . . . . . . . . . . . . .                 480,534

Per Common Share Data:
- ---------------------
 Net Income<F1>  . . . . . . . . . . . . . . . .                   $3.02
 Cash Dividends Paid . . . . . . . . . . . . . .                    1.39
 Stockholders' Equity (period end) . . . . . . .                   22.21

Financial Position at Period End:
- --------------------------------
 Loans, Net of Unearned Income . . . . . . . . .                 $24,073
 Total Assets. . . . . . . . . . . . . . . . . .                  41,157
 Deposits. . . . . . . . . . . . . . . . . . . .                  32,011
 Long-Term Debt. . . . . . . . . . . . . . . . .                     615
 Stockholders' Equity. . . . . . . . . . . . . .                   3,600

Selected Financial Ratios:
- -------------------------
 Return on Average Assets. . . . . . . . . . . .                    1.19%
 Return on Average Common Equity . . . . . . . .                   14.33
 Return on Average Total Equity. . . . . . . . .                   14.12
 Net Interest Margin . . . . . . . . . . . . . .                    4.24
 Nonperforming Assets as % of Total Loans and
    Foreclosed Property<F2>  . . . . . . . . . .                    1.02
 Nonperforming Loans as % of Total Loans . . . .                    0.87
 Loan Reserve as % of Net Loans. . . . . . . . .                    1.88
 Net Charge-Offs as % of Average Loans . . . . .                    0.27
 Equity to Assets. . . . . . . . . . . . . . . .                    8.75
 Tangible Equity to Assets<F3> . . . . . . . . .                    7.76
 Tier 1 Risk-Based Capital . . . . . . . . . . .                   11.28
 Total Risk-Based Capital. . . . . . . . . . . .                   13.96

- ---------------------------
<F1>   Net income includes amortization of goodwill which would result from the acquisition of Canadian Bancshares, Inc. as if the goodwill existed as of the earliest period presented. Goodwill will approximate $2.6 million to be amortized over 15 years.
<F2>   Nonperforming assets include nonaccrual loans, restructured loans, loans past due 90 days or more and foreclosed property.
<F3>   Tangible equity to assets is defined as total equity less all intangibles as a percentage of total tangible assets.

                           THE SPECIAL MEETING


DATE, TIME AND PLACE OF THE SPECIAL MEETING

    This Proxy Statement/Prospectus is being furnished to shareholders of Canadian Bancshares, Inc., a Texas corporation ("Canadian"), in connection with the solicitation of proxies by the Board of Directors of Canadian for use at the special meeting of shareholders (the "Special Meeting") to be held at the offices of First State Bank of Canadian ("First State Bank"), 115 Main Street, Canadian, Texas 79014 on
- -----------, 1996, at 4:00 p.m., local time.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

    At the Special Meeting, the holders of common stock, par value $1.00 per share, of Canadian ("Canadian Common") will be asked to approve the Agreement and Plan of Merger, dated January 30, 1996 (the "Merger Agreement"), by and among Canadian, Boatmen's Bancshares, Inc., a Missouri corporation ("Boatmen's"), and Boatmen's Texas, Inc., a Missouri corporation and wholly owned subsidiary of Boatmen's ("Boatmen's-Texas"), providing for, among other matters, the merger of Canadian with and into Boatmen's-Texas. In addition, the holders of Canadian Common may be asked to vote on a proposal to adjourn or postpone the Special Meeting which adjournment or postponement could be used for the purpose, among others, of allowing time for the solicitation of additional votes to approve the Merger Agreement.


RECORD DATE FOR THE SPECIAL MEETING

    The Board of Directors of Canadian has fixed the close of business on -----------------, 1996, as the record date for the determination of holders of shares of Canadian Common to receive notice of and to vote at the Special Meeting. On the record date, there were 31,755 shares of Canadian Common outstanding. Only holders of shares of Canadian Common of record on the record date are entitled to vote at the Special Meeting. No shares of Canadian Common can be voted at the Special Meeting unless the record holder is present in person or represented by proxy at the Special Meeting.


VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT

    The presence in person or by proxy of a majority of the issued and outstanding shares of Canadian Common entitled to vote on the record date is necessary to constitute a quorum at the Special Meeting. The affirmative vote of two-thirds of the outstanding shares of Canadian Common entitled to vote thereon is required to approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Each holder of Canadian Common is entitled to one vote per share of Canadian Common. As of the record date, the executive officers and directors of Canadian and their affiliates have the power to vote 9,252 shares (approximately 29.14% of the shares outstanding) of Canadian Common, all of which are expected by management to be voted in favor of the Merger Agreement. For information regarding the shares of Canadian Common beneficially owned, directly or indirectly, by certain shareholders, by each director and executive officer of Canadian, and by all directors and officers of Canadian as a group, see "INFORMATION ABOUT CANADIAN -- Security Ownership of Certain Beneficial Owners and Management." As of the record date, the subsidiaries of Boatmen's, and the directors and executive officers of Boatmen's, did not own beneficially any shares of Canadian Common.

VOTING AND REVOCATION OF PROXIES FOR THE SPECIAL MEETING

    Proxies for use at the Special Meeting accompany this Proxy Statement/Prospectus. A shareholder may use his or her proxy if he or she is unable to attend the Special Meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the Special Meeting. Shares of Canadian Common represented by a proxy properly signed and returned to Canadian at, or prior to, the Special Meeting, unless subsequently revoked, will be voted at the Special Meeting in accordance with instructions thereon. If a proxy is properly signed and returned and the manner of voting is not indicated on the proxy, any shares of Canadian Common represented by such proxy will be voted FOR the Merger Agreement and the transactions contemplated thereby, including the Merger, and FOR any proposal regarding adjournment or postponement, if such a proposal is made. The failure to submit a proxy card (or to vote in person) at the Special Meeting, the abstention from voting at the Special Meeting and, in the case of shares held in street name, the failure of the beneficial owner thereof to give specific voting instructions to the broker holding such shares (broker non-votes), will have the same effect as a vote against approval of the Merger Agreement.

    Any proxy given pursuant to this solicitation may be revoked by the grantor at any time prior to the voting thereof on the Merger Agreement by filing with the Secretary of Canadian a written revocation or a duly executed proxy bearing a later date. A holder of Canadian Common who previously signed and returned a proxy and who elects to attend the Special Meeting and vote in person may withdraw his or her proxy at any time before it is exercised by giving notice of such revocation to the Secretary of Canadian at the Special Meeting and voting in person by ballot at the Special Meeting; however, attendance at the Special Meeting will not in and of itself constitute a revocation of the proxy.


SOLICITATION OF PROXIES FOR THE SPECIAL MEETING

    In addition to solicitation of proxies from shareholders of Canadian Common by use of the mail, proxies also may be solicited by personal interview, telephone and wire by directors, officers and employees of Canadian, who will not be specifically compensated for such services. Except as set forth below, all costs of soliciting proxies, assembling and mailing the Proxy Statement/Prospectus and all papers which now accompany or hereafter may supplement the same will be borne by Canadian.


EXPENSES FOR PREPARATION OF PROXY STATEMENT/PROSPECTUS

    Boatmen's and Canadian have agreed to share in the expense of preparing this Proxy Statement/Prospectus, and Boatmen's will bear the entire cost of printing this Proxy Statement/Prospectus and all Securities and Exchange Commission ("S.E.C.") and other regulatory filing fees incurred in connection therewith.


MAILING DATE OF PROXY STATEMENT/PROSPECTUS

    This Proxy Statement/Prospectus, the attached notice of Special Meeting and the enclosed proxy card are first being sent to shareholders of Canadian on or about ---------------, 1996 (the "Mailing Date").

                               THE PARTIES

BOATMEN'S

    GENERAL

    Boatmen's, a Missouri corporation, is a multi-bank holding company headquartered in St. Louis, Missouri. Its largest subsidiary, The Boatmen's National Bank of St. Louis, was founded in 1847 and is the oldest bank west of the Mississippi River. Boatmen's owns substantially all of the capital stock of 57 subsidiary banks, including a federal savings bank, which operate from over 650 banking locations in Missouri, Arkansas, Illinois, Iowa, Kansas, New Mexico, Oklahoma, Tennessee and Texas. Boatmen's other principal businesses include a trust company, a mortgage banking company, a credit life insurance company, a credit card bank and an insurance agency. At December 31, 1995, Boatmen's had consolidated assets of approximately $33.7 billion and total shareholders' equity of approximately $2.9 billion, making it one of the 30 largest bank holding companies in the United States. On January 31, 1996, Boatmen's completed it acquisition of Fourth Financial Corporation ("Fourth Financial"), the largest banking organization in Kansas and the third-largest banking organization in Oklahoma. Including Fourth Financial, Boatmen's has consolidated assets of approximately $41 billion and shareholders' equity of approximately $3.4 billion.

    Boatmen's is among the 17 largest providers of personal trust services in the nation, providing personal trust services primarily within its banks' market areas and institutional and pension-related trust services on a national scale. Operating principally through Boatmen's Trust Company, its subsidiaries and trust departments of selected banks, the combined trust operations had assets under management totaling approximately $44.4 billion at December 31, 1995. The trust operations, with revenues in 1995 of approximately
$177.2 million, provide Boatmen's with a significant source of noninterest income.

    Additional information regarding Boatmen's and its subsidiaries is set forth in the Boatmen's documents incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

    RECENT ACQUISITIONS

    Fourth Financial Corporation.  As described above, Boatmen's
    ----------------------------
completed its acquisition of Fourth Financial on January 31, 1996. Fourth Financial was a publicly held, multi-bank holding company headquartered in Wichita, Kansas, operating 143 retail banking offices throughout the states of Kansas and Oklahoma and four such offices in Independence, Missouri. At December 31, 1995, Fourth Financial had consolidated assets of approximately $7.4 billion, deposits of approximately $6.0 billion and shareholders' equity of approximately $672 million.

    Boatmen's exchanged (and will exchange assuming the exercise of all outstanding stock options) approximately 28.5 million shares of its common stock and 248,000 shares of Boatmen's 7% Cumulative Convertible
Preferred Stock, Series A, for all of the shares of Fourth Financial.
The shares of Boatmen's common stock issued in connection with the acquisition of Fourth Financial constituted approximately 22% of the total number of such shares outstanding as of the date of the acquisition. The acquisition of Fourth Financial was accounted for under the pooling of interests method of accounting for business combinations.

    Tom Green National Bank.  On March 1, 1996, Boatmen's acquired, in
    -----------------------
exchange for shares of Boatmen's common stock, all of the issued and outstanding shares of Tom Green National Bank, a national banking association located in San Angelo, Texas. Tom Green National Bank was merged with and into Boatmen's First National Bank of Amarillo, a second-tier, wholly owned subsidiary of Boatmen's. At December 31, 1995, Tom Green National Bank had assets of approximately $74.4 million and shareholders' equity of approximately $5.2 million. Boatmen's exchanged approximately 240,000 shares of its common stock for all of the stock of Tom Green National Bank, which represents less than 1% of the total number of shares of Boatmen's Common outstanding as of the date hereof. The acquisition was accounted for under the purchase method of accounting for business combinations.

BOATMEN'S-TEXAS

    Boatmen's-Texas is a wholly owned subsidiary of Boatmen's which, in turn, owns all of the capital stock of Boatmen's-Amarillo. At December 31, 1995, Boatmen's-Texas had consolidated assets of approximately
$1.6 billion and shareholders' equity of approximately $159 million.

CANADIAN

    Canadian, a Texas corporation, is a bank holding company headquartered in Canadian, Texas. Canadian owns 100 percent of the outstanding capital stock of First State Bank, a Texas state-chartered bank. The business of Canadian consists primarily of the ownership, supervision and control of First State Bank, a commercial bank offering complete banking services to the commercial, agricultural and residential areas which it serves. These services include agricultural production loans and loans to commercial accounts, small businesses and consumers. Agricultural and residential mortgages, deposit services, and many other traditional banking services are also provided. Primary lending occurs in the agricultural industry, businesses directly and indirectly related to oil and gas development, and to residential home buyers. At December 31, 1995, Canadian had consolidated assets of approximately $38.7 million and shareholders' equity of approximately $5.1 million. The principal executive offices of Canadian and First State Bank are at 115 Main Street, Canadian, Texas 79014 (telephone number (806) 323-6435).


                               THE MERGER


GENERAL

    This section of the Proxy Statement/Prospectus describes certain aspects of the Merger, including the principal provisions of the Merger Agreement. The following information relating to the Merger is qualified in its entirety by reference to the other information contained elsewhere in this Proxy Statement/Prospectus, including the Appendices hereto and the documents incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated by reference herein. Reference is made thereto for a complete description of the terms of the Merger. ALL SHAREHOLDERS OF CANADIAN ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY.


BACKGROUND OF THE MERGER

    The Board of Directors of Canadian has historically provided policy-making direction to management with a primary emphasis on enhancing shareholder value. This emphasis has been influenced by the impact of its subsidiary, First State Bank, on the economic well being of Canadian, Texas and the surrounding area. In recent years, the Board of Directors has recognized the trend by commercial banks to provide not only commercial banking services, but also additional services being sought by businesses and consumers, and the trend by other financial service companies to provide services typically associated with commercial banks. These trends have resulted in increased competition for Canadian and First State Bank from providers of these services, such as insurance companies, brokerage firms, credit unions and finance companies.

    The Board of Directors of Canadian sought counsel from professional banking advisors regarding the impact of this new competition and the increased activity in bank mergers and acquisitions in the State of Texas. Potential growth for First State Bank appears to be limited, given the static population base in Canadian, Texas, and the surrounding area. Options to enhance shareholder value appeared to be limited to either acquisitions of other banks or a merger with a larger, more competitive provider of financial services.

    A representative of Boatmen's approached Canadian in the spring of 1995 with a proposal to acquire Canadian. This initial offer was not accepted by the Board of Directors but did provide the basis for further discussions between the parties. As a result of such offer, Canadian engaged the services of The Bank Advisory Group, Inc., Austin, Texas, a nationally-recognized banking consultant with substantial experience in bank mergers and acquisitions.

    Advice provided by The Bank Advisory Group, Inc. guided the directors through consideration of a number of material factors, including but not limited to the following:

    a. The prospect of growth for First State Bank should it remain independent.

    b. The impact of increasing competition from regional and national financial institutions.

    c. The enhancement of liquidity to the shareholders for their stock in a national trading market.

    d. The additional services available to customers and the community by association with a larger and more geographically diversified super-regional bank holding company.

    e. The impact of a tax-free reorganization through the exchange of stock, as compared to a cash purchase.

    f. The benefits and costs of privately negotiating a transaction with one potential acquiror, as opposed to an "auction" of the institution through competing offers.

    Each of these factors were deliberated extensively by the Board of Directors in consultation with The Bank Advisory Group, Inc. After careful deliberations, the Board of Directors elected to begin formal negotiations with Boatmen's. No other offers were received by the Board of Directors.

    After further discussions and negotiations between the parties, a revised offer was submitted by letter dated October 23, 1995, which was accepted by the parties, subject to a due diligence review of Canadian by Boatmen's and negotiation of a definitive agreement acceptable to both parties. The due diligence review of Canadian was completed during November 1995 and was the basis for additional negotiations initiated by Boatmen's. A revised offer was submitted by Boatmen's by letter dated December 19, 1995, which was accepted in principle by the parties, subject to negotiation of a definitive agreement acceptable to both parties. The resulting Merger Agreement was approved unanimously by the Board of Directors of Canadian and was executed January 30, 1996.

    In connection with the Merger, Boatmen's-Amarillo and First State Bank have entered into an Agreement to Merge, dated April 25, 1996 (the "Subsidiary Merger Agreement"), which provides for the merger of First State Bank with and into Boatmen's-Amarillo ("the "Subsidiary Bank Merger"). It is anticipated that the Subsidiary Bank Merger would be consummated contemporaneously with the Merger.


REASONS FOR THE MERGER

    The Board of Directors of Canadian has determined that the Merger and the Merger Agreement, including the Merger Consideration (as defined herein), are fair to, and in the best interests of, Canadian and its shareholders. The Board of Directors of Canadian believes that a business combination with a larger financial institution and more geographically diversified super regional bank holding company would, in addition to providing significant value to all shareholders, enable First State Bank to compete more effectively in its market area and participate in the expanded opportunities for growth that the Merger and the Subsidiary Bank Merger will make possible. Accordingly, the Board unanimously recommends that shareholders of Canadian vote for approval and adoption of the Merger Agreement.

    Certain members of the management and Board of Directors of Canadian have interests in the Merger that are in addition to the interests of shareholders generally. See "THE MERGER -- Interests of Certain Persons in the Merger."

    The Board of Directors of Boatmen's believes that the acquisition of Canadian and the merger of its banking subsidiary, First State Bank, into Boatmen's-Amarillo, would be a natural and desirable addition to Boatmen's banking franchise in the Panhandle of North Texas.


RECOMMENDATION OF THE BOARDS OF DIRECTORS

    FOR THE REASONS SET FORTH ABOVE, THE BOARD OF DIRECTORS OF CANADIAN UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CANADIAN COMMON VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.


OPINION OF FINANCIAL ADVISOR

    The Bank Advisory Group, Inc. ("Advisory") is a recognized investment banking firm regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, and in valuations for estate, corporate and other purposes. In connection with Canadian's proposed merger with Boatmen's-Texas, Canadian selected Advisory to act as an independent financial analyst and advisor to the common shareholders of Canadian, and its wholly-owned subsidiary, First State Bank, on the basis of Advisory's reputation and qualifications in evaluating financial institutions. Advisory was asked to render advice and analysis in connection with the Merger, as to the fairness, from the perspective of the common shareholders of Canadian, of the financial terms of the Merger.

    Advisory has rendered a separate written opinion (the "Opinion") to the Board of Directors of Canadian to the effect that the terms of the Merger are fair from a financial point of view to the shareholders of Canadian as of the date of the opinion letter. A copy of the Opinion is attached as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety by Canadian shareholders. Advisory's written opinion does not constitute an endorsement of the Merger or a recommendation to any Canadian shareholder as to how such shareholder should vote regarding the Merger.

    Regarding Canadian, Advisory based its opinion upon, among other things, a review of: 1) consolidated financial statements for the years ended December 31, 1995 (audited), 1994 and 1993 (unaudited); 2) parent company only financial statements, on form FR Y-9SP, for the years ended December 31, 1995, 1994 and 1993, as filed with the Federal Reserve System; 3) reports of condition and income for First State Bank, for the years ended December 31, 1995, 1994, and 1993, and for the three month period ending March 31, 1996, as filed with Federal bank regulatory agencies; 4) the economy in general and, in particular, the local economies in which First State Bank operates; 5) certain internal financial analyses and forecasts for First State Bank prepared by the management of First State Bank, including projections of future performance; 6) certain other summary materials and analyses with respect to First State Bank's loan portfolio, securities portfolio deposit base, fixed assets, and operations including, but not limited to: (i) schedules of loans and other assets identified by management as deserving special attention or monitoring given the characteristics of the loan/asset and the local economy, (ii) analyses concerning the adequacy of the loan loss reserve, (iii) schedules of "other real estate owned," including current carrying values and recent appraisals, and
(iv) schedules of securities, detailing book values, market values and lengths to maturity, and; 7) such other information -- including financial studies, analyses, investigations, and economic and market criteria -- that Advisory deemed relevant to its assignment.

    Regarding Boatmen's, Advisory based its opinion upon, among other things, a review of: 1) audited consolidated financial statements, contained in Annual Reports and Form 10-Ks, for the years ended
December 31, 1995, 1994, and 1993; 2) quarterly financial statements for Boatmen's, in both "press release" and quarterly report format, for the 1995 calendar quarters and the calendar quarter ended March 31, 1996 (to be provided subsequent to the date of Advisory's Opinion);
3) consolidated financial statements for Boatmen's, on form FR Y-9C, for the years ended 1995, 1994, and 1993, together with consolidated financial statements for the three month period ended March 31, 1996 (to be provided subsequent to the date of Advisory's Opinion), as filed with the Federal Reserve System; 4) equity research reports regarding Boatmen's prepared by various stock analysis who cover the financial institutions sector; 5) the condition of the commercial banking industry, as indicated in the financial reports filed by all federally-insured commercial banks with various federal bank regulatory authorities; 6) the economy in general and, in particular, the major trade areas in which Boatmen's and its subsidiaries operate, and;
7) such other information -- including financial studies, analyses, investigations, and economic and market criteria -- that Advisory deemed relevant to its assignment.

    Additionally, Advisory based its opinion upon, among other things, a review of: 1) the Agreement, and any amendments thereto, that sets forth, among other items, the terms, conditions to closing, pending litigation against both Canadian and Boatmen's, and representations and warranties of Canadian and Boatmen's with respect to the proposed Merger; 2) the Proxy Statement/Prospectus, to which the Opinion is appended that is being furnished to the shareholders of Canadian in connection with the proposed Merger; 3) the financial terms and price levels for commercial banks with assets under $100 million that were recently acquired in the United States -- and specifically in Texas -- together with the financial performance and condition of such banks;
4) the financial terms and stated price levels of other banking organizations, the proposed acquisition of which has been publicly announced by Boatmen's subsequent to January 1, 1995, and prior to the date of the Opinion; 5) the price-to-equity and price-to-earnings multiples of the stocks of banking organizations based in the midwestern United States which have publicly-traded common stocks, together with the financial performance and conditions of such banking organizations, and; 6) such other information -- including financial studies, analyses, investigations, and economic and market criteria -- that Advisory deemed relevant to its assignment.

    Advisory is of the belief that its review of, among other things, the aforementioned items, provides a reasonable basis for the issuance of its Opinion, recognizing that Advisory is issuing an informed professional opinion -- not a certification of value.

    No limitations were imposed on the scope of Advisory's investigation by either Canadian or Boatmen's. Advisory indirectly participated in the negotiation of the terms of the Merger, and other related agreements associated with the Merger, through discussions with officials at Canadian. However, the actual terms of the Merger were negotiated directly between officials of Canadian and Boatmen's, on an arm's-length basis.

    Advisory, as part of its line of professional services, specializes in rendering valuation opinions of banks and bank holding companies in connection with mergers and acquisitions nationwide. Prior to its retention for this assignment, Advisory had provided financial advisory services to Canadian and First State Bank; however, the revenues derived from the delivery of such services are insignificant when compared to Advisory's total gross revenues. Advisory has not previously provided any services to Boatmen's.

    Advisory has relied upon the information provided by the management of Canadian and Boatmen's, or otherwise reviewed by Advisory, as being complete and accurate in all material respects. Advisory has not verified through independent inspection or examination the specific assets or liabilities of Canadian, Boatmen's or their subsidiary banks. Advisory has assumed that there has been no material changes in the assets, financial condition, results of operations, or business prospects of Canadian and Boatmen's since the date of the last financial statements made available to Advisory. Advisory met with the management of Canadian for the purpose of discussing the relevant information that has been provided to Advisory.

    Based on all factors that Advisory deemed relevant and assuming the accuracy and completeness of the information and data provided, Advisory concluded that the financial provisions of the proposed Merger, as outlined herein, are fair, from a financial standpoint, to the common shareholders of Canadian. For its services as an independent financial analyst and advisor to Canadian in connection with the Merger, Canadian has either paid or has agreed to pay Advisory aggregate professional fees of $25,200. Additionally, Canadian also has agreed to reimburse Advisory for reasonable out-of-pocket expenses.


MERGER CONSIDERATION

    The Merger Agreement provides that each share of Canadian Common, other than shares held by any shareholder properly exercising dissenters' rights under the Texas Business Corporation Act (the "Texas Law"), will be converted, at the effective time of the Merger (the "Effective Time"), into the right to receive 5.9518 shares (the "Conversion Ratio") of common stock, $1.00 par value per share, of Boatmen's, including any attached rights thereto ("Boatmen's Common"), under or by virtue of the Rights Agreement, dated August 14, 1990, between Boatmen's and Boatmen's Trust Company, as Rights Agent (see "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan"), plus cash in lieu of fractional shares, as described herein (the "Merger Consideration"). The Conversion Ratio is subject to possible adjustment as described herein. The Merger Consideration was determined through negotiations between Boatmen's and Canadian, taking into account the relative value of Boatmen's Common and Canadian Common.

    The Merger Agreement provides that the Merger Consideration will be increased if the Effective Time occurs after the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1996 or the third quarter of 1996. In such event, the Merger Consideration will be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend or dividends, as the case may be, multiplied by (B) 5.9518, divided by (ii) the average closing price of a share of Boatmen's Common on the Nasdaq Stock Market's National Market ("Nasdaq") during the 20 trading days immediately preceding the fifth calendar day immediately preceding the closing date of the Merger (the "Boatmen's Average Price").

    The Merger Agreement also provides that, if the cost of taking all remedial and corrective actions and measures required by applicable law or recommended or suggested by any report of environmental inspection on the real property owned, leased or operated by Canadian and First State Bank or prudent in light of serious life, health or safety concerns, net of any amounts received or which will be received from the Texas Natural Resource Conservation Commission (the "Remediation Cost"), exceeds $50,000 and the parties do not terminate the Merger Agreement on the basis of the amount of such Remediation Cost, the Merger Consideration would be decreased by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) the amount by which the Remediation Cost exceeds $50,000 (up to a maximum excess amount equal to $200,000), divided by (B) 31,755, divided by (ii) the Boatmen's Average Price. See "THE MERGER -- Termination or Abandonment" and "-- Certain Other Agreements -- Environmental Inspections."

    The actual amount of such adjustment or adjustments, if any, cannot be calculated as of the date of this Proxy Statement/Prospectus and will not be known until five calendar days prior to the closing date of the Merger.


FRACTIONAL SHARES

    No fractional shares of Boatmen's Common will be issued and, in lieu thereof, each holder of Canadian Common who would otherwise be entitled to a fractional share interest of Boatmen's Common (after taking into account all shares of Canadian Common held by such holder) will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of Boatmen's Common on Nasdaq on the business day immediately preceding the date on which the Effective Time occurs.


SHARE ADJUSTMENTS

    If, prior to the Effective Time, a share of Boatmen's Common would be changed into a different number of shares of Boatmen's Common or a different class of shares (a "Share Adjustment"), by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon should be declared with a record date prior to the Effective Time, then the number of shares of Boatmen's Common into which a share of Canadian Common would be converted pursuant to the Merger Agreement will be appropriately and proportionately adjusted so that each shareholder of Canadian will be entitled to receive such number of shares of Boatmen's Common as such shareholder would have received pursuant to such Share Adjustment had the record date thereof been immediately following the Effective Time.

FORM OF THE MERGER

    The Merger Agreement provides that, subject to the satisfaction or waiver (where permissible) of the conditions set forth therein, at the Effective Time, Canadian will merge into Boatmen's-Texas, which is a wholly owned subsidiary of Boatmen's, and Boatmen's-Texas will be the surviving corporation in the Merger. At the Effective Time, the separate corporate existence of Canadian will terminate.


CONDUCT OF BUSINESS PENDING THE MERGER; DIVIDENDS

    Pursuant to the Merger Agreement, Canadian has agreed to carry on its business in the usual, regular and ordinary course in substantially the same manner as conducted prior to the execution of the Merger Agreement. The Merger Agreement provides that Canadian may not declare or pay a dividend on the Canadian Common or make any other distribution to shareholders, whether in cash, stock or other property, after the date of the Merger Agreement.


EFFECTIVE TIME

    The Merger Agreement provides that the Merger will become effective upon the filing of a Certificate of Merger with the Secretary of State of the State of Missouri and the Secretary of State of the State of Texas. It is presently anticipated that the Merger and the Subsidiary Bank Merger will be consummated contemporaneously during the second quarter of 1996, but no assurance can be given that such timetable will be met.


REGULATORY APPROVALS

    The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Texas Department of Banking. Acquisitions subject to Federal Reserve approval under the Bank Holding Company Act of 1956, such as the Merger, may not be consummated until 30 days after the date of the approval by the Federal Reserve, during which period the United States Department of Justice may in its discretion challenge the transaction under the antitrust laws. If, however, the Federal Reserve has not received any adverse comments from the United States Department of Justice relating to the competitive aspects of the transaction and the Department of Justice has consented to a shorter waiting period, then the Merger may be consummated after the 15th day following the date of the approval by the Federal Reserve. An application for the required regulatory approval from the Federal Reserve has been filed and is pending, and a copy of such application has been provided to the Texas Department of Banking.

    In addition, an application has been filed with the Office of the Comptroller of the Currency for approval of the Subsidiary Bank Merger, which application is pending.


CONDITIONS TO CONSUMMATION OF THE MERGER

    The Merger is subject to various conditions. Specifically, the obligations of each party to effect the Merger are subject to the fulfillment or waiver by each of the parties, at or prior to the date on which the Merger is consummated (the "Closing Date"), of the following conditions: (i) the representations and warranties of the respective parties to the Merger Agreement as set forth therein will be true and correct in all material respects on the date thereof and as of the Closing Date; (ii) each of the respective parties to the Merger Agreement will have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date; (iii) no party to the Merger Agreement will be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; (iv) all necessary regulatory approvals and consents required to consummate the Merger, including the approval of the shareholders of Canadian, will have been obtained and all waiting periods in respect thereof will have expired; (v) each party will have received all required documents from the other party; (vi) the Registration Statement relating to the Boatmen's Common to be issued pursuant to the Merger will have become effective, and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the S.E.C. or any securities agency; and (vii) Boatmen's will have received an opinion of Lewis, Rice & Fingersh, L.C., counsel to Boatmen's, to the effect that (a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (b) no gain or loss will be recognized by the holders of Canadian Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares), (c) the basis of shares of Boatmen's Common received by the shareholders of Canadian will be the same as the basis of shares of Canadian Common exchanged therefor, and (d) the holding period of the shares of Boatmen's Common received by the shareholders of Canadian will include the holding period of the shares of Canadian Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

    The obligations of Boatmen's and Boatmen's-Texas to effect the Merger are further subject to the condition that, prior to the Closing Date, Boatmen's has received certain environmental inspection reports required to be obtained on Canadian's real properties and Boatmen's will not have elected to exercise its termination rights in connection therewith. See "THE MERGER -- Termination or Abandonment."

    The conditions described in item (iv) above (the receipt of shareholder and regulatory approvals) may not be waived by any party. Although the remaining conditions to effect the Merger may be waived by the party entitled to the benefit thereof, neither Boatmen's, Boatmen's-Texas nor Canadian intend to waive any such conditions except in those circumstances where the Board of Directors of either Boatmen's, Boatmen's-Texas or Canadian, as the case may be, deems such waiver to be in the best interests of Boatmen's, Boatmen's-Texas or Canadian, as the case may be, and their respective shareholders.

    An application for the required regulatory approval of the Merger has been filed with the Federal Reserve, which application is pending.

    No assurance can be provided as to if or when all of the foregoing conditions precedent to the Merger will be satisfied or waived (where permissible) by the party permitted to do so. If the Merger is not effected on or before January 30, 1997, the Merger Agreement may be terminated by Boatmen's, Boatmen's-Texas or Canadian. See "THE
MERGER -- Termination or Abandonment."


TERMINATION OR ABANDONMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time: (i) by any party if the Merger is not consummated on or prior to January 30, 1997; (ii) by mutual written agreement of the parties; (iii) by any party in the event of a material breach by the non-breaching party of any of its representations and warranties or agreements under the Merger Agreement not cured within 30 days after notice of such breach is given by the non-breaching party; (iv) by any party in the event all the conditions to its obligations are not satisfied or waived (and not cured within any applicable cure period); (v) by Boatmen's in the event that Canadian or First State Bank becomes a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies after the date of the Merger Agreement, provided, however, that Boatmen's may not terminate the Merger Agreement on account of any such regulatory enforcement action or proceeding which, through the reasonable efforts of Canadian and/or Boatmen's, could be terminated on or before the Closing Date without requiring any capital infusion to be made or other action having a financial effect materially adverse to the financial benefits of the Merger to Boatmen's; (vi) by any party if any regulatory application filed in connection with the Merger or the Subsidiary Bank Merger should be finally denied or disapproved by the applicable regulatory authority; and (vii) by any party should the shareholders of Canadian not approve the Merger.

    The Merger Agreement may also be terminated by Boatmen's if certain reports of environmental inspection on the real properties of Canadian and First State Bank to be obtained pursuant to the Merger Agreement should disclose any contamination or presence of hazardous wastes, the Remediation Cost of which exceeds $50,000, as reasonably estimated by an environmental expert retained for such purpose by Boatmen's within 10 business days following receipt of an acceptable environmental report and reasonably acceptable to Canadian, or if the Remediation Cost cannot be so reasonably estimated by such expert to be $50,000 or less with any reasonable degree of certainty; provided, however, that Boatmen's must exercise such termination right within 10 business days following receipt of such estimate or indication that the Remediation Cost cannot be so reasonably estimated by giving written notice thereof to Canadian (the "Environmental Termination Notice"). In the event that Boatmen's delivers the Environmental Termination Notice and the Remediation Cost does not exceed $250,000, then Boatmen's, at the election of Canadian, may not terminate the Merger Agreement, provided, however, that in such event the Merger Consideration would be decreased by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) the amount by which the Remediation Cost exceeds $50,000 (up to a maximum excess amount equal to $200,000), divided by (B) 31,755, divided by (ii) the Boatmen's Average Price. Should the Remediation Cost equal or exceed $250,000, Boatmen's has the exclusive right to either (i) terminate the Merger Agreement as described above, or (ii) reduce the aggregate value of the Merger Consideration payable under the Merger Agreement by $200,000 and consummate the Merger. See "THE MERGER -- Merger Consideration" and "-- Certain Other Agreements -- Environmental Inspections."


PAYMENT UPON OCCURRENCE OF CERTAIN TRIGGERING EVENTS

    The Merger Agreement provides that upon the occurrence of one or more Triggering Events (defined below), Canadian shall pay to Boatmen's the sum of $300,000.

    As used in the Merger Agreement, the term "Triggering Event" means any of the following events: (i) termination of the Merger Agreement by Boatmen's upon a breach thereof by Canadian, provided that within 12 months of the date of such termination, either an event described in clause (iii) or (iv) of this sentence shall have occurred; (ii) the failure of Canadian's shareholders to approve the Merger and the Merger Agreement at the Special Meeting; provided, however, that the failure of Canadian shareholders to approve the Merger and the Merger Agreement shall not be deemed a Triggering Event if (a) the average of the daily closing prices of a share of Boatmen's Common, as reported on Nasdaq during the period of 20 trading days ending on the second trading day immediately preceding the Mailing Date (the "Boatmen's Final Price"), is less than $30.00, (b) the number obtained by dividing the Boatmen's Final Price by the Boatmen's Initial Price (as defined below), is less than the number obtained by dividing the Final Index Price

(as defined below) by the Initial Index Price (as defined below) and subtracting .20 from such quotient, or (c) within 18 months after the date of such meeting an event described in clause (iii) or (iv) below does not occur; (iii) any person or group of persons (other than Boatmen's) acquires, or has the right to acquire, 50% or more of the outstanding shares of Canadian Common (exclusive of any shares of Canadian Common sold directly or indirectly to such person or group of persons by Boatmen's); or (iv) upon the entry by Canadian or First State Bank into an agreement or other understanding with a person or group of persons (other than Boatmen's and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with Canadian or First State Bank or to purchase or acquire Canadian or all or substantially all of Canadian's or First State Bank's assets.

    As used in the Merger Agreement, (i) "Index Group" means all of the bank holding companies listed on Exhibit 7.09 to the Merger Agreement, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of 20 trading days ending at the end of the fifth trading day immediately preceding the Closing Date for such company to be acquired or to acquire another company which would constitute a "significant subsidiary" of such company (as such term is defined under applicable S.E.C. regulations) in exchange for its stock; (ii) "Boatmen's Initial Price" means the closing price of a share of Boatmen's Common as reported on Nasdaq on January 30, 1996; (iii) "Initial Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the per share closing prices of the common stock of the bank holding companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on January 30, 1996; (iv) "Final Price" of any company belonging to the Index Group means the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of 20 trading days ending at the end of the second trading day immediately preceding the Mailing Date; and (v) "Final Index Price" means the weighted average (weighted in accordance with the factors specified on Exhibit 7.09 to the Merger Agreement) of the Final Prices for all of the companies comprising the Index Group.


DISSENTERS' RIGHTS

    The following summary of the rights of Canadian shareholders who choose to dissent and demand payment for their shares of Canadian Common does not purport to be a complete statement of the Texas Law relating to their rights, and is qualified by reference to the excerpts of the Texas Law that have been set forth as Appendix C to this Proxy Statement/Prospectus. Each shareholder of Canadian who chooses to dissent from the Merger Agreement should consult with his or her own legal counsel concerning his or her rights and the specific procedures and available remedies under the Texas Law.

    ANY FAILURE TO FOLLOW THE DETAILED PROCEDURES SET FORTH IN THE
TEXAS LAW MAY RESULT IN A SHAREHOLDER OF CANADIAN LOSING ANY RIGHT HE OR SHE MAY HAVE TO DISSENT FROM THE MERGER AGREEMENT AND DEMAND AN
APPRAISAL FOR THE VALUE FOR HIS OR HER SHARES OF CANADIAN COMMON.

    The rights of Canadian shareholders who choose to dissent from the Merger are governed by provisions of the Texas Law. An excerpt of the Texas Law (Sections 5.11-5.13) is attached as Appendix C to the Proxy Statement/Prospectus. Under the Texas Law, a shareholder of a Texas corporation who wishes to assert dissenters' rights with respect to a merger must file with the corporation, prior to the shareholder's meeting at which the merger is to be voted upon, a written objection stating that the shareholder's right to dissent will be exercised if the merger is effected and giving the shareholder's mailing address for receiving notice of the merger if it becomes effective.

    In addition, in order to dissent, the shareholder must not vote in favor of the merger. It is not necessary that a shareholder vote against the merger in order to dissent, so long as the shareholder files a written objection in advance of the proposed action. However, merely voting against the proposal, either by proxy or at the shareholders' meeting, will not take the place of filing the required written objection.

    If the merger is effected and the dissenters' rights provisions of the Texas Law are applicable to such merger, the surviving corporation of such merger must, within 10 days thereafter, mail or deliver notice thereof to each shareholder who has filed a written objection and who has not voted in favor of the merger. Within 10 days after the surviving corporation mails or delivers notice to shareholders who have not voted in favor of the merger and who have filed objections, each such shareholder who elects to dissent must make written demand for the payment of the fair value of his or her shares within 10 days of the date the surviving corporation mailed or delivered the notice in accordance with the provisions of Article 5.12 of the Texas Law, a copy of which is attached to the Proxy Statement/Prospectus as Appendix C. Such written demand must state the number and class of the shares owned by the shareholder and the shareholder's estimate of the fair value of such shares. Also, within 20 days after demanding payment, the shareholder must submit the certificates representing his or her shares to the surviving corporation for notation on the certificate that such demand has been made in accordance with the provisions of Article 5.13 of the Texas Law, a copy of which is attached to the Proxy Statement/ Prospectus as Appendix C.

    A shareholder who votes for the merger, or does not file a written objection stating an intent to assert dissenters' rights prior to the shareholder's meeting at which the merger is voted upon, or does not demand payment within 10 days after receiving notice of the effectiveness of the merger, will be deemed to have waived his or her right to dissent and will be bound by the terms of the merger. A shareholder who fails to submit his or her certificate for notation of demand for payment will, at the option of the surviving corporation, terminate his or her right to dissent unless a court for good and sufficient cause directs otherwise.

    Within 20 days after receiving demand for payment from a dissenting shareholder, the surviving corporation must (i) notify the shareholder that it agrees to the amount claimed as the fair value of the shares, or
(ii) set forth the surviving corporation's estimate of the fair value of the shares. If the surviving corporation and the shareholder agree on a value within 60 days after the merger, the surviving corporation must pay that value for the shares within 90 days after the merger. If the surviving corporation and the dissenting shareholder do not so agree, either the surviving corporation or such shareholder may file a petition in a court of competent jurisdiction in the appropriate Texas State district court within 120 days after the merger asking for a finding and determination of the fair value of the shares owned by the dissenting shareholder.

    All shareholders who properly dissent from a proposed merger involving a Texas corporation in accordance with Article 5.12 of the Texas Law will lose all rights with respect to their shares except the right to receive payment for the shares and the right to maintain an appropriate action to obtain relief on the grounds that the merger would be or was fraudulent. A shareholder may withdraw his or her demand before payment is made for the shares or before a petition has been filed asking for a finding and determination of the fair value of such shares, but no demand may be withdrawn after such payment has been made, or, unless the surviving corporation consents, after any such petition has been filed.

    If a shareholder withdraws his or her demand, or if neither party timely files a petition asking for a determination of fair value of the shares, such shareholder shall be bound by the terms of the merger and restored to the status of shareholder.

    The dissenters' rights provisions of the Texas Law described herein are applicable to all proposed mergers involving Texas corporations, except in those instances where (i) the shares of such corporation are listed on a national securities exchange or (ii) such shares are held of record by 2,000 holders or more. The shares of Canadian Common are not listed and traded on a national securities exchange. In addition, Canadian has substantially fewer than 2,000 record shareholders (42 as of the record date for the Special Meeting).

    THE FOREGOING SUMMARY OF THE RIGHTS OF SHAREHOLDERS TO DISSENT AND DEMAND PAYMENT FOR THEIR SHARES DOES NOT PURPORT TO BE A COMPLETE
STATEMENT OF THE TEXAS LAW RELATING TO THE RIGHTS OF DISSENTING
SHAREHOLDERS OF CANADIAN, AND IS QUALIFIED BY REFERENCE TO THE EXCERPTS OF THE TEXAS LAW WHICH HAVE BEEN SET FORTH IN FULL AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS.


EXCHANGE OF CANADIAN STOCK CERTIFICATES; FRACTIONAL SHARES

    The conversion of Canadian Common into Boatmen's Common (other than any shares as to which dissenters' rights are properly exercised) will occur by operation of law at the Effective Time. After the Effective Time, certificates theretofore evidencing shares of Canadian Common (such certificates, other than certificates held by shareholders exercising their dissenters' rights, being collectively referred to herein as the "Canadian Certificates") which may be exchanged for shares of Boatmen's Common will be deemed, for all corporate purposes other than the payment of dividends and other distributions on such shares, to evidence ownership of and entitlement to receive such shares of Boatmen's Common.

    As soon as reasonably practicable after the Effective Time, and in no event more than 10 business days thereafter, Boatmen's Trust Company (the "Exchange Agent") will mail a transmittal letter and instructions to each record holder of a Canadian Certificate whose shares were converted into the right to receive the Merger Consideration, advising such holder of the number of shares of Boatmen's Common such holder is entitled to receive pursuant to the Merger, of the amount of cash such holder is due in lieu of a fractional share of Boatmen's Common, and of the procedures for surrendering such Canadian Certificates in exchange for a Certificate for the number of whole shares of Boatmen's Common, and a check for the cash amount (if any) such holder is entitled to receive in lieu of fractional shares. The letter of transmittal will also specify that delivery will be effected, and risk of loss and title to the Canadian Certificates will pass, only upon proper delivery of the Canadian Certificates to the Exchange Agent and will be in such form and have such other provisions as Boatmen's may reasonably specify. SHAREHOLDERS OF CANADIAN ARE REQUESTED NOT TO SURRENDER THEIR CANADIAN CERTIFICATES FOR EXCHANGE UNTIL SUCH LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. The shares of Boatmen's Common into which Canadian Common will be converted in the Merger will be deemed to have been issued at the Effective Time. Unless and until the Canadian Certificates are surrendered, along with a duly executed letter of transmittal, any other required documents and notification of the holder's federal taxpayer identification number, dividends on the shares of Boatmen's Common issuable with respect to such Canadian Common, which would otherwise be payable, will not be paid to the holders of such Canadian Certificates and, in such case, upon surrender of the Canadian Certificates and a duly executed Letter of Transmittal, any other required documents and notification of taxpayer identification number, there will be paid any dividends on such shares of Boatmen's

Common which became payable between the Effective Time and the time of such surrender and notification. No interest on any such dividends will accrue or be paid.


REPRESENTATIONS AND WARRANTIES OF CANADIAN, BOATMEN'S AND BOATMEN'S-TEXAS

    The Merger Agreement contains various representations and warranties of the parties thereto. These include, among other things, representations and warranties by Canadian, except as otherwise disclosed to Boatmen's, as to: (i) its organization and good standing;
(ii) its capitalization; (iii) the due authorization and execution of the Merger Agreement by Canadian; (iv) the identity and ownership of First State Bank as a wholly owned subsidiary of Canadian; (v) the accuracy of the financial statements of Canadian and of First State Bank's filings with the Federal Deposit Insurance Corporation (the "F.D.I.C."); (vi) the absence of material adverse changes in the financial condition, results of operations, business or prospects of Canadian and its subsidiaries; (vii) the absence of certain orders, agreements or memoranda of understanding between Canadian or First State Bank and any federal or state agency charged with the supervision or regulation of banks or bank holding companies; (viii) the filing of tax returns and payment of taxes; (ix) the absence of pending or threatened litigation or other such actions; (x) agreements with employees, including employment agreements; (xi) certain reports required to be filed with various regulatory agencies; (xii) its loan portfolio;
(xiii) employee matters and ERISA; (xiv) title to its properties, the absence of liens (except as specified) and insurance matters;
(xv) environmental matters; (xvi) compliance with applicable laws and regulations; (xvii) the absence of undisclosed liabilities; (xviii) the absence of brokerage commissions or similar finder's fees in connection with the Merger; and (xix) the accuracy of information supplied by Canadian in connection with the Registration Statement, this Proxy Statement/Prospectus and any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated by the Merger Agreement.

    Boatmen's and Boatmen's-Texas' representations and warranties include, among other things, those as to (i) their organization and good standing; (ii) their capitalization; (iii) the due authorization and execution of the Merger Agreement by each of Boatmen's and Boatmen's-Texas, and the absence of the need (except as specified) for governmental or third party consents to the Merger; (iv) subsidiaries of Boatmen's; (v) the accuracy of Boatmen's financial statements and filings with the S.E.C.; (vi) the absence of material adverse changes in the financial condition, results of operations or business of Boatmen's and its subsidiaries; (vii) the absence of material pending or threatened litigation or other such actions; (viii) certain reports required to be filed with various regulatory agencies; (ix) compliance with applicable laws and regulations; and (x) the accuracy of information supplied by Boatmen's and Boatmen's-Texas in connection with the Registration Statement, this Proxy Statement/Prospectus and any other documents to be filed with the S.E.C. or any banking or other regulatory authority in connection with the transactions contemplated by the Merger Agreement.


CERTAIN OTHER AGREEMENTS

    Business of Canadian in Ordinary Course.  Pursuant to the Merger
    ---------------------------------------
Agreement, Canadian has agreed, among other things, that it will conduct its business and the business of First State Bank and engage in transactions only in the usual, regular and ordinary course as previously conducted, and that neither it nor First State Bank will, without the prior written consent of Boatmen's (which shall not be unreasonably withheld): (i) issue additional Canadian Common or other capital stock, options, warrants or other rights to subscribe for or purchase Canadian Common, or any other capital stock or any other securities convertible into or exchangeable for any capital stock of Canadian or its subsidiaries; (ii) directly or indirectly redeem, purchase or otherwise acquire Canadian Common or any other capital stock of Canadian or its subsidiaries; (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in any capital stock or otherwise reorganize or recapitalize; (iv) change its certificate or articles of incorporation or association, as the case may be, or bylaws; (v) grant any increase, other than ordinary and normal increases consistent with past practices, in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or change any bonus, insurance, pension, or other employee plan, payment or arrangement made to, for or with any such officers or employees; (vi) except in the ordinary course of business, borrow or agree to borrow any amount of funds or directly or indirectly guarantee or agree to guarantee any obligations of others; (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in excess of $600,000, or that would increase the aggregate credit outstanding to any one borrower or group of affiliated borrowers to more than $600,000; (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; (ix) increase or decrease the rate of interest paid on time deposits or certificates of deposit except in accordance with past practices; (x) enter into any agreement, contract or commitment having a term in excess of three months other than letters of credit, loan agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; (xi) mortgage, pledge, subject to lien or charge or otherwise encumber any of its assets or properties except in the ordinary course of business; (xii) cancel, accelerate or waive any material indebtedness, claims or rights owing to Canadian or First State Bank except in the ordinary course of business; (xiii) sell or otherwise dispose of any real property or any personal property with an aggregate fair market value in excess of $10,000 other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness;
(xiv) foreclose or otherwise take title to or possess any real property, other than single family, non-agricultural residential property of one acre or less, without first obtaining a phase one environmental report which indicates that the property is free of hazardous, toxic or polluting waste materials; (xv) commit any act or fail to do any act which will result in a material breach of any agreement, contract or commitment; (xvi) violate any law, statute, rule, governmental regulation or order which will materially adversely affect the business, financial condition or earnings of Canadian and First State Bank;
(xvii) purchase any real or personal property or make any capital expenditure in excess of $100,000; or (xviii) engage in any transaction or take any action that would render untrue, in any material respect, any of the representations and warranties made by Canadian in the Merger Agreement, if such representations or warranties were given as of the date of such transaction or action.

    Additional Canadian Reserves, Accruals, Charges and Expenses.  The
    ------------------------------------------------------------
Merger Agreement acknowledges that while Canadian believes it has established all reserves and taken all provisions for possible loan losses required by generally accepted accounting principles and applicable laws, rules and regulations, Boatmen's has adopted different loan, accrual and reserve policies (including different loan classifications and levels of reserves for possible loan losses). Accordingly, the Merger Agreement provides that Boatmen's and Canadian will consult and cooperate with each other prior to the Effective Time
(i) to conform Canadian's loan, accrual and reserve policies to those of Boatmen's; (ii) to determine appropriate accruals, reserves, and charges for Canadian to establish and take in respect of excess equipment write-off or write-down of various assets, and other appropriate charges and accounting adjustments taking into account the parties' business plans following the Merger; and (iii) to determine the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger. Canadian has agreed to establish and take all such reserves, accruals and charges and recognize, for financial accounting purposes, such expenses and charges, as requested by Boatmen's and at such times as are mutually agreeable to Boatmen's and Canadian, provided, however, that Canadian is not required to take any action which is inconsistent with generally accepted accounting principles.

    Environmental Inspections.  Canadian has provided Boatmen's reports
    -------------------------
of phase one environmental investigations on certain real property owned or leased by Canadian or First State Bank (not including leased space in retail and similar establishments and space leased for automatic teller machines). Canadian has also agreed to provide Boatmen's with similar reports of a phase one environmental investigation within 10 days after the acquisition or lease of any real property acquired by Canadian or First State Bank (not including leased space in retail or similar establishments and space leased for automatic teller machines) after January 30, 1996, the date of the Merger Agreement. Boatmen's has requested, and Canadian has agreed to provide Boatmen's with, reports of a phase two investigations on certain properties requiring such additional study. If the Remediation Cost exceeds $50,000, as reasonably estimated by an environmental expert retained for such purpose by Boatmen's and reasonably acceptable to Canadian, the Boatmen's will have the right for a period of 10 business days to terminate the Merger Agreement by giving written notice to Canadian.
If, however, the Remediation Cost does not exceed $250,000, Boatmen's, at the election of Canadian, may not terminate the Merger Agreement, provided, however, that in such event the Merger Consideration would be decreased by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) the amount by which the Remediation Cost exceeds $50,000 (up to a maximum excess amount equal to $200,000), divided by
(B) 31,755, divided by (ii) the Boatmen's Average Price. Should the Remediation Cost equal or exceed $250,000, Boatmen's has the exclusive right to either (i) terminate the Merger Agreement, or (ii) reduce the aggregate value of the Merger Consideration payable under the Merger Agreement by $200,000 and consummate the Merger. See "THE MERGER -- Merger Consideration" and "-- Termination or Abandonment." See "THE MERGER -- Termination or Abandonment."

    Environmental investigations routinely are conducted by Boatmen's in connection with transactions involving the acquisition of real property, whether pursuant to the acquisition of a bank or other business or in its ongoing business operations. These investigations are intended to identify and quantify potential environmental risks of ownership, such as contamination, which could lead to liability for clean-up costs under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and other applicable laws. A "phase one" investigation is an initial environmental inquiry intended to identify areas of concern which might require more in-depth assessment. The scope of a phase one investigation varies depending on the environmental consultant utilized and the property assessed, but will typically include (i) visual inspection of the property;
(ii) review of governmental records to ascertain the presence of such things as "Superfund" sites, underground storage tanks or landfills, etc. on or near the site; (iii) review of all relevant site records such as air or water discharge permits and hazardous waste manifests; and
(iv) research regarding previous owners and uses of the property as well as those of surrounding properties. In bank or other business acquisition transactions, Boatmen's policy is to obtain phase one environmental investigations of real property to ensure that environmental problems do not exist which could result in unacceptably high or unquantifiable risk to Boatmen's and its shareholders.

    Other Canadian Agreements.  In addition, Canadian has agreed to:
    -------------------------
(i) give Boatmen's prompt written notice of any occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach of any of Canadian's representations or agreements in the Merger Agreement or of the occurrence of any matter or event known to and directly involving Canadian (not including changes in conditions that affect the banking industry generally) that is materially adverse to the business, operations, properties, assets or condition (financial or otherwise) of Canadian and First State Bank;
(ii) use its best efforts to obtain all necessary consents with respect to any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger; (iii) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger Agreement and to effect the Merger; (iv) permit Boatmen's reasonable access to Canadian's properties and to disclose and make available all books, documents, papers and records relating to assets, stock ownership, properties, operations, obligations and liabilities in which Boatmen's may have a reasonable and legitimate interest in furtherance of the transactions contemplated by the Merger Agreement; and (iv) cause First State Bank to enter into the Subsidiary Merger Agreement with Boatmen's-Amarillo and take all other actions and cooperate with Boatmen's in causing the Subsidiary Bank Merger to be effected.

    Boatmen's Agreements.  Pursuant to the Merger Agreement, Boatmen's
    --------------------
has agreed, among other things, to: (i) file all regulatory applications required in order to consummate the Merger and to provide Canadian with copies of all such applications; (ii) file the Registration Statement with the S.E.C. and use its best efforts to cause the Registration Statement to become effective; (iii) timely file all documents required to obtain all necessary permits and approvals under applicable state securities laws; (iv) prepare and file any other filings required to list on Nasdaq the shares of Boatmen's Common to be issued in the Merger and any other filing required under the Securities Exchange Act of 1934, as amended, relating to the Merger and related transactions; (v) promptly notify Canadian in writing should Boatmen's have knowledge of any event or condition which would cause or constitute a breach of any of its representations or agreements contained in the Merger Agreement; (vi) use its best efforts to perform and fulfill all conditions and obligations to be performed or fulfilled under the Merger Agreement and to effect the Merger; and (vii) permit Canadian reasonable access to all books, documents, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities of Boatmen's in which Canadian may have a reasonable and legitimate interest in furtherance of the transactions contemplated in the Merger Agreement. In addition, the Merger Agreement states that Boatmen's shall provide certain employee benefit plans and programs to the employees of Canadian and First State Bank who continue their employment after the Effective Time.


NO SOLICITATION

    The Merger Agreement provides that, unless and until the Merger Agreement has been terminated, Canadian will not solicit or encourage or, subject to the fiduciary duties of its directors as advised by counsel, hold discussions or negotiations with, or provide information to, any person in connection with any proposal from any person relating to the acquisition of all or a substantial portion of the business, assets or stock of Canadian and First State Bank. Canadian is required to promptly advise Boatmen's of its receipt of, and the substance of, any such proposal or inquiry.


WAIVER AND AMENDMENT

    Prior to or at the Effective Time, any provision of the Merger Agreement, including, without limitation, the conditions to consummation of the Merger, may be (i) waived, to the extent permitted under law, in writing by the party which is entitled to the benefits thereof; or
(ii) amended at any time by written agreement of the parties, whether before or after approval of the Merger Agreement by the shareholders of Canadian at the Special Meeting; provided, however, that after any such approval, no such amendment or modification shall alter the amount or change the form of the Merger Consideration or alter or change any of the terms of the Merger Agreement if such alteration or change would adversely affect the holders of Canadian Common. It is anticipated that a condition to the obligations of Canadian and Boatmen's to consummate the Merger would be waived only in those circumstances where the Board of Directors of

Canadian or Boatmen's, as the case may be, deems such waiver to be in the best interests of such company and its shareholders.


EXPENSES AND FEES

    In the event the Merger Agreement is terminated or the Merger is abandoned, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such costs and expenses, and no party shall have any liability to the other party for costs, expenses, damages or otherwise, except that: (i) in the event the Merger Agreement is terminated on account of a willful breach of any of the representations or warranties therein or any breach of the agreements set forth therein, the non-breaching party is entitled to seek damages against the breaching party; and (ii) in certain events, Canadian will be required to pay a fee of $300,000 to Boatmen's. See "THE MERGER -- Payment Upon Occurrence of Certain Triggering Events."


FEDERAL INCOME TAX CONSEQUENCES

    The Merger has been structured to qualify as a reorganization under
Section 368(a) of the Code. Except for shareholders perfecting their dissenters' rights, and cash received in lieu of a fractional share interest in Boatmen's Common, holders of shares of Canadian Common will recognize no gain or loss on the receipt of Boatmen's Common in the Merger. Additionally, their aggregate basis in the shares of Boatmen's Common received in the Merger will be the same as their aggregate basis in their shares of Canadian Common converted in the Merger, and, provided the shares surrendered are held as capital assets, the holding period of the shares of Boatmen's Common received by them will include the holding period of their shares of Canadian Common converted in the Merger. Cash received in lieu of fractional share interests and cash received by shareholders exercising their dissenters' rights will be treated as a distribution in full payment of such fractional share interests, or shares surrendered in exercise of dissenters' rights, resulting in capital gain or loss or ordinary income, as the case may be, depending upon each shareholder's particular situation.

    Consummation of the Merger is conditioned upon receipt by Boatmen's of an opinion of Lewis, Rice & Fingersh, L.C., counsel to Boatmen's, to the effect that if the Merger is consummated in accordance with the terms set forth in the Merger Agreement: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;
(ii) no gain or loss will be recognized by the holders of shares of Canadian Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of Boatmen's Common received by the shareholders of Canadian will be the same as the basis of shares of Canadian Common exchanged therefor; and
(iv) the holding period of the shares of Boatmen's Common received by such shareholders will include the holding period of the shares of Canadian Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

    THE FOREGOING IS A GENERAL SUMMARY OF ALL OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO CANADIAN SHAREHOLDERS, WITHOUT REGARD TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S TAX SITUATION AND STATUS. EACH CANADIAN SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING ANY SUCH SPECIFIC TAX SITUATION AND STATUS, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN LAWS AND THE POSSIBLE EFFECT OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

RESALE OF BOATMEN'S COMMON

    The shares of Boatmen's Common issued pursuant to the Merger will be freely transferable under the Securities Act of 1933, as amended (the "Securities Act"), except for shares issued to any Canadian shareholder who may be deemed to be an "affiliate" of Canadian or Boatmen's for purposes of Rule 145 under the Securities Act. The Merger Agreement provides that each such affiliate will enter into an agreement with Boatmen's providing that such affiliate will not transfer any shares of Boatmen's Common received in the Merger except in compliance with the Securities Act. This Proxy Statement/Prospectus does not cover resales of shares of Boatmen's Common received by any person who may be deemed to be an affiliate of Canadian. Persons who may be deemed to be affiliates of Canadian generally include individuals who, or entities which, control, are controlled by or are under common control with Canadian and will include directors and certain officers of Canadian and may include principal shareholders of Canadian.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Certain members of management and the Board of Directors of Canadian may be deemed to have interests in the Merger in addition to their interests as shareholders of Canadian generally. For information about the percentage of Canadian Common owned by the directors and executive officers of Canadian, see "INFORMATION ABOUT CANADIAN -- Security Ownership of Certain Beneficial Owners and Management." None of the directors or executive officers of Canadian would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of Boatmen's Common.

    Insurance; Indemnification.  The Merger Agreement provides that
    --------------------------
Boatmen's will provide the directors and officers of Canadian and First State Bank, after the Merger, with the same directors' and officers' liability insurance coverage that Boatmen's provides to directors and officers of its other banking subsidiaries generally and, in addition, for a period of three years will use its best efforts to continue Canadian's directors' and officers' liability insurance coverage with respect to actions occurring prior to the Effective Time to the extent that such coverage is obtainable for an aggregate premium not to exceed the annual premium presently being paid by Canadian. If the premium of such insurance would exceed such maximum amount, Boatmen's will use its best efforts to procure such level of insurance having the coverage described herein as can be obtained for a premium equal to such maximum amount. The Merger Agreement also provides that for a period of six years after the Effective Time Boatmen's will cause Boatmen's-Texas, as the surviving corporation in the Merger, or any successor of Boatmen's-Texas, to indemnify the present and former directors, officers, employees and agents of Canadian and First State Bank against any liability arising out of actions occurring prior to the Effective Time, to the extent that such indemnification is then permitted under the Texas Law and by Canadian's Articles of Incorporation as in effect on the date of the Merger Agreement, including provisions relating to advances of expenses incurred in the defense of any action or suit.

    Employee Benefits.  The Merger Agreement contains certain
    -----------------
provisions regarding employee benefits which are described under "THE MERGER -- Effect on Employee Benefit Plans."

    No member of Boatmen's management or Boatmen's Board of Directors or any other affiliate of Boatmen's has an interest in the Merger, other than as a shareholder of Boatmen's generally.

ACCOUNTING TREATMENT

    The Merger will be accounted for by Boatmen's under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations", as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time. Income of the combined company will not include results of operations of Canadian prior to the Effective Time. See "PRO FORMA FINANCIAL DATA."


MANAGEMENT AND OPERATIONS AFTER THE MERGER

    It is anticipated that, effective as of the Effective Time of the Merger, First State Bank will merge into Boatmen's-Amarillo. Boatmen's-Amarillo will be the surviving bank in the Subsidiary Bank Merger. Following consummation of the Subsidiary Bank Merger, the present office of First State Bank will be operated as a branch office of Boatmen's-Amarillo. It is not anticipated that the Board of Directors of Boatmen's, Boatmen's-Texas or Boatmen's-Amarillo will be affected as a result of the Merger or the Subsidiary Bank Merger. It is presently anticipated that the executive officers of First State Bank will continue as officers of the Canadian, Texas branch of Boatmen's-Amarillo following the Subsidiary Bank Merger. There are no written employment agreements with respect to such anticipated continued employment.


EFFECT ON EMPLOYEE BENEFIT PLANS

    The Merger Agreement provides that each employee of Canadian or its subsidiaries who continues as an employee following the Effective Time will be entitled, as a new employee of a subsidiary of Boatmen's, to participate in certain employee benefit and stock plans that may be in effect for employees of all of Boatmen's subsidiaries, from time to time, on the same basis as similarly situated employees of other Boatmen's subsidiaries, subject to the right of Boatmen's to amend, modify or terminate any such plans or programs in its sole discretion. Boatmen's will, for purposes of measuring periods of time for vesting and any age or period of service requirements for commencement of participation with respect to any employee benefit plans in which former employees of Canadian and First State Bank may participate, credit each such employee with his or her term of service with Canadian and First State Bank.


BOATMEN'S DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

    Boatmen's has an automatic Dividend Reinvestment and Stock Purchase Plan (the "Boatmen's DRP") which provides, in substance, for those shareholders who elect to participate, that dividends on Boatmen's Common and optional cash payments of not less than $100 per payment, up to a maximum of $10,000 for each quarter, will be invested in shares of Boatmen's Common. The purchase price for Boatmen's Common purchased under the Boatmen's DRP is 100% of the market price. The Boatmen's DRP provides for the payment by Boatmen's of any brokerage commissions or service charges with respect to such purchases. After the Effective Time, shareholders of Canadian who receive Boatmen's Common in the Merger will have the right to participate in the Boatmen's DRP.

                        PRO FORMA FINANCIAL DATA

    The following unaudited pro forma combined condensed balance sheet as of December 31, 1995, and the pro forma combined condensed statement of income for the year ended December 31, 1995, give effect to the Merger based on the historical consolidated financial statements of Boatmen's and its subsidiaries, which have been restated to reflect the acquisition of Fourth Financial, and the historical consolidated financial statements of Canadian and its subsidiary under the assumptions and adjustments set forth in the accompanying notes to the pro forma financial statements.

    These pro forma statements assume the Merger was consummated at the beginning of each period presented. The pro forma statements may not be indicative of the results that actually would have occurred if the Merger had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Boatmen's and Canadian either incorporated by reference herein or contained elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." The pro forma financial data give effect to Boatmen's acquisition of Fourth Financial, a pooling acquisition completed on January 31, 1996, for all periods presented, but do not give effect to the recent acquisitions of other financial institutions, which other acquisitions are not material to Boatmen's individually or in the aggregate as these acquisitions represent less than 1% of Boatmen's consolidated assets. See "THE PARTIES -- Boatmen's -- Recent Acquisitions."

                                             PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                                            (UNAUDITED)
                                                         DECEMBER 31, 1995
                                                           (IN THOUSANDS)

                                                           BOATMEN'S          CANADIAN                       PRO FORMA
                                                        BANCSHARES, INC.  BANCSHARES, INC.  ADJUSTMENTS      COMBINED
                                                        ----------------  ----------------  -----------      ---------
ASSETS:
Cash and noninterest-bearing balances due from banks       $2,611,765         $2,400       ($7,737)<F1>       $2,606,428
Short term investments                                         83,166                                             83,166
Securities:
    Held to Maturity                                          923,130          6,883                             930,013
    Available for Sale                                     10,347,172                                         10,347,172
    Trading                                                    58,361                                             58,361
Federal funds sold and securities purchased
  under resale agreements                                   1,225,671          6,450                           1,232,121
Loans, net of unearned                                     24,050,903         21,889                          24,072,792
    Less reserve for loan losses                              452,560            330                             452,890
                                                         ------------       --------       -------          ------------
Loans, net                                                 23,598,343         21,559                          23,619,902
                                                         ------------       --------       -------          ------------
Property and equipment                                        800,502            587                             801,089
Intangibles                                                   435,597                        2,632 <F2>          438,229
Other assets                                                1,039,782            781                           1,040,563
                                                         ------------       --------       -------          ------------
Total Assets                                              $41,123,489        $38,660       ($5,105)          $41,157,044
                                                         ============       ========       =======          ============

LIABILITIES AND EQUITY:
Noninterest-bearing deposits                               $6,894,649         $6,374                          $6,901,023
Interest-bearing deposits                                  25,083,488         26,927                          25,110,415
                                                         ------------       --------       -------          ------------
Total deposits                                             31,978,137         33,301                          32,011,438
                                                         ------------       --------       -------          ------------
Federal funds purchased and other
  short-term borrowings                                     4,377,964                                          4,377,964
Long-term debt                                                615,129                                            615,129
Capital lease obligations                                      39,076                                             39,076
Other liabilities                                             512,436            254                             512,690
                                                         ------------       --------       -------          ------------
Total liabilities                                          37,522,742         33,555             0            37,556,297
                                                         ------------       --------       -------          ------------
Redeemable preferred stock                                        961                                                961

Stockholders' equity:
Preferred stock                                                99,324                                             99,324
Common stock                                                  158,068             41           (41)<F2>          158,068
Surplus                                                     1,212,838          1,648        (1,648)<F2>        1,212,838
Retained earnings                                           2,137,176          4,227        (4,227)<F2>        2,137,176
Less:  Treasury stock                                         (18,096)          (811)       (7,737)<F1>
                                                                                             8,548 <F2>          (18,096)

Unrealized net appreciation available for sale
  securities                                                   10,476                                             10,476
                                                         ------------       --------       -------          ------------
Total stockholders' equity                                  3,599,786          5,105        (5,105)            3,599,786
                                                         ------------       --------       -------          ------------
Total liabilities and stockholders' equity                $41,123,489        $38,660       ($5,105)          $41,157,044
                                                         ============       ========       =======          ============
Stockholders' equity per share                                 $22.21                                             $22.21
                                                         ============                                       ============

           NOTES TO PRO FORMA CONDENSED BALANCE SHEET

<F1>  Reflects purchase of treasury shares to be used in the acquisition of Canadian Bancshares, Inc.

<F2>  Reflects acquisition of Canadian Bancshares, Inc. for a purchase price of $7.7 million, resulting in the issuance of shares of Boatmen's Common through treasury (189,000 shares at approximately $41 per share), and recognition of goodwill.

                                    PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                                      (UNAUDITED)

                                              YEAR ENDED DECEMBER 31, 1995
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                   BOATMEN'S                CANADIAN               PRO FORMA
                                                BANCSHARES, INC.        BANCSHARES, INC.           COMBINED
                                                ----------------        ----------------           ---------
Interest Income                                   $2,873,290                  $3,372              $2,876,662
Interest Expense                                   1,381,318                   1,313               1,382,631
                                                 -----------                 -------             -----------
   Net Interest Income                             1,491,972                   2,059               1,494,031
Provision for loan losses                             59,756                      60                  59,816
                                                 -----------                 -------             -----------
Net Interest Income after
  provision for loan losses                        1,432,216                   1,999               1,434,215

Noninterest income                                   759,630                     154                 759,784
Noninterest expense                                1,450,825                   1,532               1,452,357
                                                 -----------                 -------             -----------
   Income before income taxes                        741,021                     621                 741,642
Income tax expense                                   261,010                      98                 261,108
                                                 -----------                 -------             -----------
Net income                                          $480,011                    $523                $480,534
                                                 ===========                 =======             ===========
Net income available to
  common shareholders                               $472,868                    $523                $473,391
                                                 ===========                 =======             ===========
Net income per common share                            $3.02                                           $3.02
                                                 ===========                                     ===========
Average shares outstanding                           156,664                                         156,664
                                                 ===========                                     ===========


            NOTES TO PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                                   (UNAUDITED)

1. Net income includes amortization of goodwill which would result from the acquisition of Canadian Bancshares, Inc. as if the goodwill existed as of the earliest period presented. Goodwill will approximate $2.6 million to be amortized over 15 years.

            DESCRIPTION OF BOATMEN'S CAPITAL STOCK

      The Restated Articles of Incorporation of Boatmen's currently authorize the issuance of 200,000,000 shares of common stock, par value $1.00 per share (previously defined herein as the "Boatmen's Common"), and 10,300,000 preferred shares, no par value per share, of which 250,000 shares are designated "7% Cumulative Convertible Preferred Stock, Series A," stated value $100.00 per share, liquidation preference $400.00 per share (the "Boatmen's Series A Preferred Stock"), 35,045 shares are designated "7% Cumulative Redeemable Preferred Stock, Series B," $100.00 stated value per share (the "Boatmen's Series B Preferred Stock") and 2,000,000 shares are designated "Junior Participating Preferred Stock, Series C," $1.00 stated par value per share (the "Boatmen's Series C Preferred Stock").

      As of -----------------, 1996, --------------- shares of
Boatmen's Common were issued and outstanding, ----------- shares of Boatmen's Series A Preferred Stock were issued and outstanding, ---------- shares of Boatmen's Series B Preferred Stock were issued and outstanding, and 2,000,000 shares of Boatmen's Series C Preferred Stock were reserved for issuance with no shares outstanding.

      With respect to the remaining authorized but unissued preferred shares, Boatmen's Restated Articles of Incorporation provide that its Board of Directors may, by resolution, cause such preferred shares to be issued from time to time, in series, and fix the powers, designations, preferences and relative, participating, optional and other rights and qualifications, limitations and restrictions of such shares.

      The following is a brief description of the terms of Boatmen's Common, Boatmen's Series A Preferred Stock and
Boatmen's Series B Preferred Stock. For a discussion of the terms of Boatmen's Series C Preferred Stock, see "COMPARISON OF
SHAREHOLDER RIGHTS -- Shareholder Rights Plan."


BOATMEN'S COMMON

      Dividend Rights.  The holders of Boatmen's Common are
      ---------------
entitled to share ratably in dividends when, as and if declared by the Board of Directors of Boatmen's from funds legally available therefor, after full cumulative dividends have been paid, or declared and funds sufficient for the payment thereof set apart, on all shares of Boatmen's Series A Preferred Stock and Boatmen's Series B Preferred Stock, and any other class or series of preferred stock ranking superior as to dividends to Boatmen's Common. The ability of the subsidiary banks of Boatmen's to pay cash dividends, which are expected to be Boatmen's principal source of income, is restricted by applicable banking laws.

      Voting Rights.  Each holder of Boatmen's Common has one vote
      -------------
for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, such shareholders have cumulative voting rights, which entitle each such shareholder to the number of votes that equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such cumulative votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

      Classification of Board of Directors.  The Board of
      ------------------------------------
Directors of Boatmen's is divided into three classes, and the directors are elected by classes to three-year terms, so that approximately one-third of the directors of Boatmen's will be elected at each annual meeting of the shareholders. Although it promotes stability and continuity of the Board of Directors, classification of the Board of Directors may have the effect of decreasing the number of directors that could otherwise be elected by anyone who obtains a controlling interest in Boatmen's Common and thereby could impede a change in control of Boatmen's. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

      Preemptive Rights.  The holders of Boatmen's Common have no
      -----------------
preemptive right to acquire any additional unissued shares or treasury shares of Boatmen's Common.

      Liquidation Rights.  In the event of liquidation,
      ------------------
dissolution or winding up of Boatmen's, whether voluntary or involuntary, the holders of Boatmen's Common will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding preferred stock.

      Assessment and Redemption.  Shares of Boatmen's Common will
      -------------------------
be, when issued, fully paid and non-assessable. Except with respect to the attached preferred share purchase rights, such shares of Boatmen's Common do not have any redemption provisions. See "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Rights Plan."


BOATMEN'S SERIES A PREFERRED STOCK

      In connection with Boatmen's acquisition of Fourth Financial, Boatmen's held a special meeting of its shareholders on December 12, 1995, at which meeting the shareholders of Boatmen's approved a proposal to, among other things, issue Boatmen's Series A Preferred Stock to holders of the Class A 7% Cumulative Convertible Preferred Stock of Fourth Financial pursuant to the terms of the Fourth Financial Agreement. See "THE PARTIES -- Boatmen's -- Recent Acquisitions." The shares of Boatmen's Series A Preferred Stock issued upon consummation of the acquisition of Fourth Financial rank prior to the Boatmen's Series B Preferred as to dividends and upon liquidation. Such shares of Series A Preferred Stock are represented by depositary shares. Each depositary share represents a 1/16th interest in a share of Boatmen's Series A Preferred Stock.

      Dividend Rights.  Holders of shares of Boatmen's Series A
      ---------------
Preferred Stock will be entitled to receive, when and as declared by the Board of Directors of Boatmen's, out of funds legally available for such purpose, cumulative cash dividends at an annual dividend rate per share of 7% of the liquidation preference, payable quarterly. Dividends on Boatmen's Series A Preferred Stock are cumulative and no cash dividends can be declared or paid on any shares of Boatmen's Common or preferred stock ranking junior to Boatmen's Series A Preferred Stock unless full cumulative dividends on Boatmen's Series A Preferred Stock (and any preferred stock on parity with the Boatmen's Series A Preferred Stock) have been paid, or declared and funds sufficient for the payment thereof set apart.

      Conversion Rights.  Shares of Boatmen's Series A Preferred
      -----------------
Stock will be convertible at any time at the option of the holder into shares of Boatmen's Common at a conversion price of $29 per share of Boatmen's Common, with Boatmen's Series A Preferred Stock being valued at its liquidation preference, subject to adjustment upon certain events, including a Share Adjustment and the issuance to holders of Boatmen's Common generally of rights or warrants to subscribe for Boatmen's Common at less than the then current market price.

      Liquidation Rights.  In the event of the dissolution,
      ------------------
liquidation or winding up of Boatmen's, the holders of Boatmen's Series A Preferred Stock will be entitled to receive, before any distribution on shares of Boatmen's Common or any other class of stock ranking junior to Boatmen's Series A Preferred Stock, liquidating dividends of $400.00 per share plus accumulated dividends. If, upon such dissolution, liquidation or winding up of Boatmen's, the amounts payable with respect to the Boatmen's Series A Preferred Stock and any other shares of stock of Boatmen's ranking as to any such distribution on a parity with Boatmen's Series A Preferred Stock are not paid in full, the holders of the Boatmen's Series A Preferred Stock and of such other shares will share ratably in any such distribution of assets of Boatmen's.

      Redemption.  Shares of Boatmen's Series A Preferred Stock
      ----------
will not be redeemable prior to March 1, 1997. Thereafter, Boatmen's Series A Preferred Stock will be redeemable at the option of Boatmen's, in whole or in part, at the redemption price of $400.00 per share plus accumulated dividends. If any dividends on the Boatmen's Series A Preferred Stock are in arrears, no shares of Boatmen's Series A Preferred Stock may be redeemed unless all such outstanding shares are simultaneously redeemed.

      Voting Rights.  Unless required by applicable law or by
      -------------
Boatmen's Restated Articles of Incorporation, holders of Boatmen's Series A Preferred Stock will not be entitled to vote on any matter and will not be entitled to notice of any meeting of the shareholders of Boatmen's. If, however, Boatmen's falls in arrears in the payment of dividends on the Boatmen's Series A Preferred Stock in an aggregate amount at least equal to full accrued dividends for six quarterly dividend periods, the number of directors of Boatmen's will be increased by two and the holders of the Boatmen's Series A Preferred Stock (and all classes of preferred stock ranking on parity thereto), voting separately as a class, will have the exclusive right to elect two directors to fill the positions so created. Such voting right will continue annually until all dividends in arrears have been paid in full or declared or set aside for payment. Thereafter, the terms of the directors so elected will terminate.


BOATMEN'S SERIES B PREFERRED STOCK

      Dividend Rights.  Holders of shares of Boatmen's Series B
      ---------------
Preferred Stock will be entitled to receive, when and as declared by the Board of Directors, out of any funds legally available for such purpose, cumulative cash dividends at an annual dividend rate per share of 7% of the stated value thereof, payable quarterly. Dividends on Boatmen's Series B Preferred Stock are cumulative and no cash dividends can be declared or paid on any shares of Boatmen's Common unless full cumulative dividends on Boatmen's Series B Preferred Stock have been paid, or declared and funds sufficient for the payment thereof set apart.

      Liquidation Rights.  In the event of the dissolution,
      ------------------
liquidation or winding up of Boatmen's, the holders of Boatmen's Series B Preferred Stock will be entitled to receive, after payment of the full liquidation preference on shares of any class or series of preferred stock ranking superior to Boatmen's Series B Preferred Stock (if any such shares are then outstanding) but before any distribution on shares of Boatmen's Common, liquidating dividends of $100.00 per share plus accumulated dividends.

      Redemption.  Shares of Boatmen's Series B Preferred Stock
      ----------
are redeemable, in whole or in part, at the option of the holders thereof, at the redemption price of $100.00 per share plus accumulated dividends, provided, that (i) full cumulative dividends have been paid, or declared and funds sufficient for payment set apart, upon any class or series of preferred stock ranking superior to Boatmen's Series B Preferred Stock; and
(ii) Boatmen's is not then in default or arrears with respect to any sinking or analogous fund or call for tenders obligation or agreement for the purchase or any class or series of preferred stock ranking superior to Boatmen's Series B Preferred Stock.

      Voting Rights.  Each share of Boatmen's Series B Preferred
      -------------
Stock has equal voting rights, share for share, with each share of Boatmen's Common.

      Superior Stock.  Boatmen's may, without the consent of
      --------------
holders of Boatmen's Series B Preferred Stock, issue preferred stock with superior or equal rights or preferences.


                COMPARISON OF SHAREHOLDER RIGHTS

      The rights of holders of shares of Boatmen's Common are governed by the General and Business Corporation Law of Missouri (the "Missouri Law"), the state of Boatmen's incorporation, and by Boatmen's Restated Articles of Incorporation, Bylaws and other corporate documents. The rights of holders of shares of Canadian Common are governed by the Texas Law and by Canadian's Articles of Incorporation, Bylaws and other corporate documents. The rights of holders of shares of Canadian Common differ in certain respects from the rights which they would have as shareholders of Boatmen's. A summary of the material differences between the respective rights of holders of Canadian Common and Boatmen's Common is set forth herein.


SHAREHOLDER VOTE REQUIRED FOR CERTAIN TRANSACTIONS

      Business Combinations.  The Missouri Corporate Law provides
      ---------------------
that unless a corporation's articles of incorporation or bylaws provide otherwise, certain business combinations including mergers require the approval of the holders of at least two-thirds of the outstanding shares entitled to vote on the subject transaction.

      The Restated Articles of Incorporation of Boatmen's provide that, in addition to any affirmative vote required by law, any "Business Combination" (as defined herein) will require the affirmative vote of the holders of not less than 80% of Boatmen's Common. Notwithstanding the foregoing, however, Boatmen's Restated Articles of Incorporation also provide that any such Business Combination may be approved by the affirmative vote of shareholders as required by law if it has been approved by 75% of the entire Board of Directors of Boatmen's. The term "Business Combination" means: (i) any merger or consolidation of Boatmen's or any subsidiary of Boatmen's with (a) any individual or entity who, together with certain affiliates or associates, owns greater than 5% of Boatmen's Common (a "Substantial Shareholder") or
(b) any other corporation that, after such merger or consolidation, would be a Substantial Shareholder, regardless of which entity survives; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Substantial Shareholder of all or substantially all of the assets of Boatmen's or any of its subsidiaries; (iii) the adoption of any plan or proposal for the liquidation of Boatmen's by or on behalf of a Substantial Shareholder; or (iv) any transaction involving Boatmen's or any of its subsidiaries, if the transaction would have the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Boatmen's of which a Substantial Shareholder is the beneficial owner.

      The Texas Law provides that any merger or consolidation must be approved by the affirmative vote of holders of at least two-thirds of the outstanding shares of each corporation entitled to vote thereon, unless the board of directors requires a greater vote or vote by class or by series. Notwithstanding the foregoing, Texas Law permits the articles of incorporation or bylaws to specifically provide that the act of the shareholders on matters with respect to which an affirmative vote of holders of a specified portion of the shares entitled to vote is required shall be the affirmative vote of holders of a specified portion, but not less than a majority of the shares entitled to vote on that matter. Canadian's Articles of Incorporation and Bylaws do not contain any specific provision relating to the vote necessary to effect a business combination or merger.

      Because of the differences between the Missouri Corporate
Law and the Texas Law, it may be more difficult for Boatmen's shareholders to cast sufficient votes to approve certain business combinations than it is for shareholders of Canadian.

      Removal of Directors.  The Missouri Corporate Law provides
      --------------------
that, unless otherwise provided in a corporation's articles of incorporation or bylaws, one or more directors or the entire board of directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote in an election of the directors. Directors may be removed only at a meeting called expressly for that purpose. If a corporation's articles of incorporation or bylaws provide for cumulative voting in the election of directors and if less than the entire board is to be removed, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors or, if there are classes of directors, at an election of the class of directors of which he or she is a part. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the articles of incorporation, any references to a vote of the holders of outstanding shares are to outstanding shares of that class and not to the vote of the outstanding shares as a whole. Any director of a corporation may be removed for cause by an action of a majority of the entire board of directors if the director fails to meet the qualifications stated in the corporation's articles of incorporation or bylaws for election as a director or is in breach of any agreement between such director and the corporation relating to such director's services as a director or employee of the corporation. Notice of the proposed removal by the directors must be given to all directors of a corporation prior to action thereon.

      The Restated Articles of Incorporation of Boatmen's provide that, at a meeting called expressly for that purpose, a director or the entire Board of Directors may be removed without cause only upon the affirmative vote of the holders of not less than 80% of the shares entitled to vote generally in an election of directors. Notwithstanding the foregoing, however, if less than the entire Board of Directors is to be removed without cause, no one of the directors may be removed if the votes cast against his removal would be sufficient to elect him or her if then cumulatively voted at an election of the class of directors of which he or she is a part. At a meeting called expressly for that purpose, a director may be removed by the shareholders for cause by the affirmative vote of the holders of a majority of the shares entitled to vote upon his or her election.

      The Texas Law permits the removal of directors only by specific provision in the articles of incorporation or bylaws at a meeting specifically called for that purpose, which such removal is approved by not less than a majority of shareholders then entitled to vote at any election of directors. Canadian's Bylaws contain a provision permitting the removal of any director with or without cause at a special meeting called for that purpose by the affirmative vote of a majority of the shares represented in person or by proxy then entitled to vote at any election of directors. However, unless the entire Board is removed, no individual director shall be removed without cause if the votes of less than two-thirds of the shares are cast for his removal.

      Because of the differences between Boatmen's Restated
Articles of Incorporation and Canadian's Bylaws, it may be more difficult for a shareholder of Boatmen's to remove a director without cause than it is for a shareholder of Canadian.

      Amendments to Articles of Incorporation.  Under the Missouri
      ---------------------------------------
Corporate Law, a corporation may amend its articles of incorporation upon receiving the affirmative vote of the holders of a majority of its voting shares and the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote thereon as a class; provided, however, that if the corporation's articles of incorporation or bylaws provide for cumulative voting in the election of directors, the number of directors of the corporation may not be decreased to less than three by amendment to the corporation's articles of incorporation when the number of shares voting against the proposal for decrease would be sufficient to elect a director if the shares were voted cumulatively at an election of three directors; and provided, further, that a proposed amendment which provides that Section 351.407 of the Missouri Corporate Law does not apply to "control share acquisitions" of shares of a corporation requires the affirmative vote of the holders of two-thirds of such corporation's voting shares. See "COMPARISON OF SHAREHOLDER RIGHTS -- Takeover Statutes."

      Article XII of the Restated Articles of Incorporation of Boatmen's provides that Boatmen's may amend, alter, change or repeal provisions of its Restated Articles of Incorporation in the manner provided by law, with the exception, however, of amendments to those provisions of the Restated Articles of Incorporation relating to the classification and number of directors, the approval of Business Combinations (which provision is described above under "COMPARISON OF SHAREHOLDER RIGHTS
- -- Shareholder Vote Required for Certain Transactions -- Business Combinations"), and the aforementioned exceptions set forth in
Article XII, which require the affirmative vote of the holders of 80% of Boatmen's Common then entitled to vote at a meeting of shareholders called for that purpose.

      Under the Texas Law, an amendment to the articles of incorporation of a Texas corporation is adopted upon receiving the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote thereon, unless any class or series of shares is entitled to vote thereon as a class, in which event, the proposed amendment shall be adopted upon receiving the affirmative vote of the holders of at least two-thirds of the shares within each class or series of outstanding shares entitled to vote thereon as a class and of at least two-thirds of the total outstanding shares entitled to vote thereon. In addition, Texas Law provides that the holders of outstanding shares of a class or series, whether or not entitled to vote as a class or series thereon by provision of the articles of incorporation, may do so if the amendment directly affects their class or series of stock.

      The Articles of Incorporation of Canadian do not include any provision relating to amendments of the articles of incorporation.

      Except for amendments relating generally to the classification and number of directors and the approval of Business Combinations, the Missouri Corporate Law and provisions of Boatmen's Restated Articles of Incorporation make it easier for the shareholders of Boatmen's to amend the Restated Articles of Incorporation than it is for the shareholders of Canadian to amend its Articles of Incorporation.


VOTING RIGHTS

      Under the Missouri Corporate Law, unless otherwise provided in the articles of incorporation, each outstanding share is entitled to one vote on each matter submitted to a vote at a meeting of the shareholders. However, the Missouri Corporate Law provides that, unless the articles of incorporation or bylaws provide otherwise, each shareholder is entitled to cumulative voting when electing directors, which means that each shareholder has the right to cast as many votes in the aggregate equal to the number of votes held by such person multiplied by the number of directors to be elected at the election, and the person may cast the whole number of votes for one candidate or distribute them in any manner he or she desires.

      Boatmen's Bylaws provide that at all meetings of the shareholders, unless otherwise provided in the Bylaws or Articles of Incorporation, each share is entitled to one vote on each matter submitted to a vote, but no shares belonging to or hypothecated to Boatmen's shall be voted. Additionally, Boatmen's Bylaws provide for cumulative voting with regard to the election of directors.

      Under the Texas Law, each outstanding share, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders, except to the extent provided by the articles of incorporation or as otherwise provided in the Texas Law. The Texas Law does provide, however, for cumulative voting for the election of directors unless expressly prohibited by the articles of incorporation. Canadian's Articles of Incorporation specifically prohibit cumulative voting.

      Cumulative voting, like that provided by Boatmen's Articles of Incorporation, makes it easier for minority shareholders to elect one or more directors than under conventional voting, like that provided by Canadian's Articles of Incorporation.


SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN
CONSENT

      The Missouri Corporate Law provides that special meetings of the shareholders may be called by the board of directors of the corporation or by any other persons authorized by the articles of incorporation or bylaws of the corporation. The Bylaws of Boatmen's provide that a special meeting of shareholders may be called by the Chairman of the Board or the President or by resolution of Boatmen's Board of Directors whenever deemed necessary. The business transacted at any such special meeting will be confined to the purpose or purposes specified in the notice therefor and the matters germane thereto.

      The Missouri Corporate Law provides that any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent, in writing, setting forth the action taken is signed by the holders of all of the shares entitled to vote on the subject matter.

      The Texas Law provides that a special meeting of shareholders may be called by the president, the board of directors or by persons authorized in the articles of incorporation or the bylaws or by the holders of at least 10% of all of the shares entitled to vote at the proposed special meeting, unless the articles of incorporation provide for a number of shares greater than or less than 10%, but in no event shall the articles of incorporation provide for a number of shares greater than 50%. Only business within the purpose or purposes described in the notice of meeting may be conducted at a special meeting of the shareholders. Canadian's Bylaws provide that a special meeting of shareholders for any purpose may be called by the President, the Board of Directors or shareholders owning not less than 10% of all shares entitled to vote at the meeting.

      The Texas Law also provides that, unless otherwise provided for in the articles of incorporation, any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if a consent, in writing, setting forth the action taken is signed by the holders of all shares entitled to vote on the subject matter. Under the Texas Law, the articles of incorporation may also specifically allow for such actions to be taken by written consent of the shareholders having not less than the minimum number of votes necessary to authorize such action at a meeting at which all shares entitled to vote thereon are present. Canadian's Articles of Incorporation do not so provide for such action to be taken by written consent. Canadian's Bylaws also require that any action taken by written consent be signed by all of the shareholders entitled to vote with respect to the subject matter of the consent.

      Unlike shareholders of Canadian, shareholders of Boatmen's may not call a special meeting. The rights of shareholders of Boatmen's and Canadian to act by written consent are not materially different.

NOTICE OF SHAREHOLDER NOMINATIONS OF DIRECTORS

      Neither the Missouri Corporate Law nor the Texas Law contain any specific provisions regarding notice of shareholders' nominations of directors.

      The Bylaws of Boatmen's provide that a shareholder may nominate a person for director only if he or she delivers notice of such nomination to the Secretary of Boatmen's, accompanied or promptly followed by such supporting information as the Secretary shall reasonably request, not less than 75 days prior to the date of any annual meeting or more than seven days after the mailing of notice of any special meeting. Canadian's Bylaws contain no provision with respect to the nomination of directors.

      The notice provisions contained within Boatmen's Bylaws make it more difficult for the shareholders of Boatmen's than for those of Canadian to nominate a person for director.


SHAREHOLDER PROPOSAL PROCEDURES

      Neither the Missouri Corporate Law nor the Texas Law contain any specific provisions regarding notice of shareholders' proposals.

      Boatmen's Bylaws provide that in order for any business to be transacted at any meeting of the shareholders, other than business proposed by or at the direction of the Board of Directors, notice thereof must be received from the proposing shareholder by the Secretary of Boatmen's, accompanied or promptly followed by such supporting information as the Secretary of Boatmen's shall reasonably request, not less than 75 days prior to the date of any annual meeting or more than seven days after the mailing of notice of any special meeting.

      Neither the Texas Law nor Canadian's Articles of
Incorporation or Bylaws specifically address the ability of a shareholder to propose business at any meeting.

      The provisions of the Bylaws of Boatmen's make it more difficult for the shareholders of Boatmen's than for those of Canadian to present proposals for business to be transacted at their meetings.


SHAREHOLDER RIGHTS PLAN

      Boatmen's has adopted a shareholder rights plan pursuant to which holders of a share of Boatmen's Common also hold one preferred share purchase right which may be exercised upon the occurrence of certain "triggering events" specified in the Boatmen's Rights Agreement (defined herein). Shareholder rights plans such as Boatmen's plan are intended to encourage potential hostile acquirors of a "target" corporation to negotiate with the board of directors of the target corporation in order to avoid occurrence of the "triggering events" specified in such plans. Shareholder rights plans are intended to give the directors of a target corporation the opportunity to assess the fairness and appropriateness of a proposed transaction in order to determine whether or not it is in the best interests of the corporation and its shareholders. Notwithstanding these purposes and intentions of shareholder rights plans, such plans, including that of Boatmen's, could have the effect of discouraging a business combination which shareholders believe to be in their best interests.

      On August 14, 1990, the Board of Directors of Boatmen's declared a dividend, payable on August 31, 1990 (the "Boatmen's Record Date"), of one Preferred Share Purchase Right (a "Boatmen's Right") for each outstanding share of Boatmen's Common. Each Boatmen's Right entitles the registered holder to purchase from Boatmen's one one-hundredth share of Boatmen's Series C Preferred Stock at a price of $110.00 (the "Boatmen's Purchase Price"), subject to adjustment. The description and terms of the Boatmen's Rights are set forth in a Rights Agreement (the "Boatmen's Rights Agreement") between Boatmen's and Boatmen's Trust Company as Rights Agent (the "Rights Agent"), and the following description is qualified in its entirety by the Boatmen's Rights Agreement.

      Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (a "Boatmen's Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of Boatmen's Common; or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes a Boatmen's Acquiring Person) following the commencement of, or announcement of an intention to make, a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding shares of Boatmen's Common (the earlier of such dates being called the "Boatmen's Distribution Date"), the Boatmen's Rights will be evidenced, with respect to any of the Boatmen's Common share certificates outstanding as of the Boatmen's Record Date, by such Boatmen's Common share certificates, with a copy of a Summary of Rights attached thereto.

      The Boatmen's Rights Agreement provides that until the Boatmen's Distribution Date (or earlier redemption or expiration of the Boatmen's Rights), the Boatmen's Rights will be transferred only with shares of Boatmen's Common. New Boatmen's Common share certificates issued after the Boatmen's Record Date, upon transfer or new issuance of Boatmen's Common, including issuance of shares pursuant to the Merger, will contain a notation incorporating the Boatmen's Rights Agreement by reference, and the surrender for transfer of any certificates for Boatmen's Common outstanding as of the Boatmen's Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Boatmen's Rights associated with the Boatmen's Common shares represented by such certificate. As soon as practicable following the Boatmen's Distribution Date, separate certificates evidencing the Boatmen's Rights (the "Boatmen's Right Certificates") will be mailed to holders of record of Boatmen's Common as of the close of business on the Boatmen's Distribution Date and such separate Boatmen's Right Certificates alone will evidence the Boatmen's Rights.

      The Boatmen's Rights are not exercisable until the Boatmen's Distribution Date. The Boatmen's Rights will expire on
August 14, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Boatmen's Rights are earlier redeemed by Boatmen's, in each case as described herein.

      The Boatmen's Purchase Price payable, and the number of shares of Boatmen's Series C Preferred Stock or other securities or property issuable, upon exercise of the Boatmen's Rights are subject to adjustment from time to time upon the occurrence of certain events in order to prevent dilution. In addition, the number of outstanding Boatmen's Rights and the number of one one-hundredths of a share of Boatmen's Series C Preferred Stock issuable upon exercise of each Boatmen's Right are also subject to adjustment in the event of a stock split of Boatmen's Common or a stock dividend on Boatmen's Common payable in shares of Boatmen's Common or subdivisions, consolidations or combinations of shares of Boatmen's Common occurring, in any such case, prior to the Boatmen's Distribution Date.

      Boatmen's Series C Preferred Stock purchasable upon exercise of the Boatmen's Rights will not be redeemable. Each share of Boatmen's Series C Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on each share of Boatmen's Common. In the event of liquidation, the holders of the Boatmen's Series C Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share and will be entitled to an aggregate payment of 100 times the payment made on each share of Boatmen's Common. Each share of Boatmen's Series C Preferred Stock will have 100 votes, voting together with the Boatmen's Common shares. Finally, in the event of any merger, consolidation or other transaction in which shares of Boatmen's Common are exchanged, each share of Boatmen's Series C Preferred Stock will be entitled to receive 100 times the amount received on each share of Boatmen's Common. The Boatmen's Rights are protected by customary anti-dilution provisions.

      Because of the nature of the Boatmen's Series C Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Boatmen's Series C Preferred Stock purchasable upon exercise of each Boatmen's Right should approximate the value of one Boatmen's Common share.

      In the event that Boatmen's is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Boatmen's Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Boatmen's Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Boatmen's Right. In the event that (i) any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding shares of Boatmen's Common (unless such person first acquires 20% or more of the outstanding shares of Boatmen's Common by a purchase pursuant to a tender offer for all of the Boatmen's Common for cash, which purchase increases such person's beneficial ownership to 80% or more of the outstanding Boatmen's Common); or
(ii) during such time as there is a Boatmen's Acquiring Person, there shall be a reclassification of securities or a recapitalization or reorganization of Boatmen's or other transaction or series of transactions involving Boatmen's which has the effect of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity securities of Boatmen's or any of its subsidiaries beneficially owned by the Boatmen's Acquiring Person, proper provision will be made so that each holder of a Boatmen's Right, other than Boatmen's Rights beneficially owned by the Boatmen's Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Boatmen's Common having a market value of two times the exercise price of the Boatmen's Right.

      At any time after the acquisition by a Boatmen's Acquiring Person of beneficial ownership of 20% or more of the outstanding shares of Boatmen's Common, and prior to the acquisition by such Boatmen's Acquiring Person of 50% or more of the outstanding shares of Boatmen's Common, the Board of Directors of Boatmen's may exchange the Boatmen's Rights (other than Boatmen's Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Boatmen's Common per Boatmen's Right (subject to adjustment).

      With certain exceptions, no adjustment in the Boatmen's Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Boatmen's Purchase Price. No fractional shares of Boatmen's Series C Preferred Stock will be issued (other than fractions that are integral multiples of one one-hundredth of a share of Boatmen's Series C Preferred Stock and that may, at the election of Boatmen's, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of Boatmen's Common on the last trading day prior to the date of exercise.

      At any time prior to the acquisition by a Boatmen's Acquiring Person of beneficial ownership of 20% or more of the outstanding shares of Boatmen's Common, the Board of Directors of Boatmen's may redeem the Boatmen's Rights in whole, but not in part, at a price of $0.01 per Boatmen's Right (the "Boatmen's Redemption Price"). The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the Board of Directors of Boatmen's in its sole discretion may establish.

      In addition, if a bidder who does not beneficially own more than 1% of the shares of Boatmen's Common and all other voting shares of Boatmen's (together the "Voting Shares") (and who has not within the past year owned in excess of 1% of the Voting Shares and, at a time he held a greater than 1% stake, disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition or influence of control of Boatmen's) proposes to acquire all of the Voting Shares for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then Boatmen's, upon the request of the bidder, will hold a special shareholders meeting to vote on a resolution requesting the Board of Directors of Boatmen's to accept the bidder's proposal. If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Boatmen's Rights will be automatically redeemed at the Boatmen's Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; provided, however, that no redemption will be permitted or required after the acquisition by any person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Boatmen's Common. Immediately upon any redemption of the Boatmen's Rights, the right to exercise the Boatmen's Rights will terminate and the only right of the holders of Boatmen's Rights will be to receive the Boatmen's Redemption Price.

      The terms of the Boatmen's Rights may be amended by the Board of Directors of Boatmen's without the consent of the holders of the Boatmen's Rights, including an amendment to lower certain thresholds described herein to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of Boatmen's Common then known to Boatmen's to be beneficially owned by any person or group of affiliated or associated persons; or (ii) 10%, except that from and after such time as any person becomes a Boatmen's Acquiring Person no such amendment may adversely affect the interests of the holders of the Boatmen's Rights.

      Until a Boatmen's Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Boatmen's, including, without limitation, the right to vote or to receive dividends.

      Canadian does not have a shareholder rights plan. The existence of the Boatmen's Rights Agreement makes it more difficult in Boatmen's case than in the case of Canadian for a potential acquiror to effect a business combination that has not been negotiated with the Board of Directors of Boatmen's.


DISSENTERS' RIGHTS

      Under the Missouri Law, a shareholder of a corporation is entitled to receive payment for the fair value of his or her shares if such shareholder dissents from a sale or exchange of substantially all of the property and assets of the corporation or a merger or consolidation to which such corporation is a party. A shareholder is also entitled to receive payment for the fair value of his or her shares if such shareholder dissents from according voting rights to "control shares" in a control share acquisition, as further described herein. Because Boatmen's is not merging directly with Canadian, Boatmen's shareholders will not be entitled to assert such rights in connection with the Merger.

      Under the Texas Law, a shareholder of a Texas corporation is entitled to receive payment for the fair value of his or her shares under certain circumstances. However, unlike the Missouri Law, not all Texas corporations are governed by the Texas Law with respect to dissenters' rights. See "THE MERGER -- Dissenters' Rights."

      The rights of shareholders of Boatmen's and those of Canadian are not materially different in these respects.


TAKEOVER STATUTES

      The Missouri Corporate Law contains provisions regulating a broad range of business combinations, such as a merger or consolidation, between a Missouri corporation which is a "resident domestic corporation", as defined in the statute, with shares of its stock registered under the federal securities laws or that makes an election by appropriate provisions in its articles of incorporation to be subject to the provisions of this statute, and an "interested shareholder" (which is defined as any owner of 20% or more of the corporation's stock) for five years after the date on which such shareholder became an interested shareholder, unless, among other things, the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors.
This so-called "five year freeze" provision is effective even if all the parties should subsequently decide that they wish to engage in a business combination. The Missouri Corporate Law also contains a "control share acquisition" provision which effectively denies voting rights to shares of a Missouri corporation acquired in control share acquisitions unless a resolution granting such voting rights is approved at a meeting of shareholders by affirmative majority vote of (i) all outstanding shares entitled to vote at such meeting voting by class if required by the terms of such shares; and (ii) all outstanding shares entitled to vote at such meeting voting by class if required by the terms of such shares, excluding all interested shares. A control share acquisition is one by which a purchasing shareholder acquires more than one-fifth, one-third, or a majority, under various circumstances, of the voting power of the stock of an "issuing public corporation." An "issuing public corporation" is a Missouri corporation with: (i) one hundred or more shareholders; (ii) its principal place of business, principal office or substantial assets in Missouri; and
(iii) either (a) more than 10% of its shareholders resident in Missouri, (b) more than 10% of its shares owned by Missouri residents, or (c) 10,000 shareholders resident in Missouri. Boatmen's meets the statutory definition of an "issuing public corporation." Finally, if a control share acquisition should be made of a majority or more of the corporation's voting stock, and those shares are granted full voting rights, shareholders are granted dissenters' rights.

      The Texas Law does not contain a takeover statute or a "control share acquisition" provision.

      Because of the differences between the Missouri Corporate
Law and the Texas Law, it is more difficult to effect an unsolicited business combination with Boatmen's than it is to effect an unsolicited business combination with Canadian.

LIABILITY OF DIRECTORS; INDEMNIFICATION

      Pursuant to the Missouri Law and the Texas Law, each corporation may indemnify persons, including certain officers and directors, in connection with liabilities arising from legal proceedings resulting from such persons' service to the corporation in certain circumstances. The Articles of Incorporation and Bylaws of Boatmen's obligate it to indemnify directors and certain officers. Each of Boatmen's and Canadian may also voluntarily undertake to indemnify certain persons acting on the corporation's behalf in certain circumstances.

      Section 351.355(1) and (2) of the Missouri Corporate Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355 of the Missouri Corporate Law further provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he or she shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding.
Section 351.355 also provides that a Missouri corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2) thereof, provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved by-law or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. The Restated Articles of Incorporation of Boatmen's provide that it shall indemnify its directors and certain of its executive officers to the full extent specified in Section 351.355 and, in addition, shall indemnify each of them against all expenses incurred in connection with any claim by reason of service for or at the request of Boatmen's in any of the capacities referred to in
Section 351.355 or arising out of his or her status in any such capacity, provided that he or she may not be indemnified against conduct finally adjudged to have been knowingly fraudulent, deliberately dishonest or wilful misconduct, and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

      A Missouri corporation also has the power to purchase and maintain insurance on behalf of any person against any liability asserted against such a person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of the Missouri Corporate Law.

      The Texas Law authorizes corporations to indemnify any party or threatened party to any threatened, pending or completed action, suit or proceeding who is or was a director, officer, employee or agent of the corporation and any person who is or was serving at the request of the corporation as director, officer, partner, venturer, proprietor, trustee, employee or agent of another corporation or other enterprise if such individual acted in good faith and reasonably believed that his or her conduct was in the corporation's best interests. In the case of any criminal proceeding, the individual must have no reasonable cause to believe that his or her conduct was unlawful in order for the corporation to indemnify him or her. The Texas Law provides that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable where the defendant's conduct was judged to be willful or intentional misconduct in the performance of his or her duty to the corporation, and will be limited to reasonable expense actually incurred in connection with the proceeding where the defendant is found liable to the corporation or liable for receipt of improper personal benefits. Whether such director, officer, employee or agent acted properly is determined by a majority of a quorum of non-party directors, independent legal counsel opinion or by non-party shareholders. A corporation may pay expenses incurred by a director or officer before final disposition of an action or proceeding, but the director or officer must repay such expenses if it is determined that he or she was not entitled to indemnification. The board of directors may determine appropriate terms and conduct to pay an employee or agent. The corporation may purchase insurance on a director, officer, employee or agent for liability asserted against him or her whether or not the corporation could indemnify that party.

      Canadian's Articles of Incorporation and Bylaws do not mention indemnification of its directors.

      While the indemnification laws and provisions applicable to Boatmen's and Canadian are different from the perspective of officers and directors of the respective organizations, such laws and provisions are not materially different from the perspective of the shareholders thereof.


LIMITATION OF LIABILITY OF DIRECTORS

      The Missouri Corporate Law provides that a Missouri corporation may include any provision in its articles of incorporation that is not inconsistent with the law, but does not specifically prohibit or allow a provision limiting the liability of directors in the articles of incorporation of a Missouri corporation. Other than in regard to the indemnification of directors, Boatmen's Articles of Incorporation do not contain a provision regarding the liability of directors.

      The Texas Law provides that a Texas corporation may include any provision in its articles of incorporation which is not inconsistent with the Texas Law, including any provision which under the Texas Law is required or permitted to be set forth in the bylaws which the incorporators elect to set forth in the articles of incorporation for the regulation of the internal affairs of the corporation. The Texas Miscellaneous Corporation Laws Act provides that a corporation may limit the liability of its directors by provision in its articles of incorporation; provided, however, such provision may not limit the liability of a director to the extent the director is found liable for (i) breach of his or her duty of loyalty to the company or its shareholders, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which the director received an improper benefit, or (iv) an act or omission for which liability is expressly provided for by statute. Canadian's Articles of Incorporation contains such a provision limiting the liability of directors.

      These differences do not materially affect the rights of shareholders of either organization.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

      The Missouri Corporate Law provides that in exercising business judgment in consideration of acquisition proposals, a Missouri corporation's board of directors may consider the following factors, among others: (i) the consideration being offered; (ii) the existing political, economic, and other factors bearing on securities prices generally, or the corporation's securities in particular; (iii) whether the acquisition proposal may violate any applicable laws; (iv) social, legal and economic effects on employees, suppliers, customers and others having similar relationships with the corporation, and the communities in which the corporation conducts its businesses; (v) the financial condition and earning prospects of the person making the acquisition proposal; and (vi) the competence, experience and integrity of the person making the acquisition proposal.

      The Texas Law does not contain provisions comparable to those described above.

      These differences do not materially affect the rights of shareholders of either organization.


                 INFORMATION ABOUT CANADIAN

BUSINESS OF CANADIAN AND FIRST STATE BANK

      Canadian was incorporated under the laws of the State of Texas on June 10, 1982, to become a bank holding company for First State Bank. First State Bank was chartered in April 1953 as a Texas banking association.

      First State Bank offers complete banking services to the commercial, agricultural and residential areas which it serves. These services include agricultural production loans and loans to commercial accounts, small businesses and consumers.
Agricultural and residential mortgages, deposit services, and many other traditional banking services are also provided. Primary lending occurs in the agricultural industry, businesses directly and indirectly related to oil and gas development, and to residential home buyers.

      First State Bank is subject to vigorous competition from other banks and financial institutions in its principal service area, which includes Hemphill County, Texas, and surrounding areas. In making loans, First State Bank encounters substantial competition from banks and other lending institutions, such as savings and loan associations, insurance companies, finance companies and credit unions. In addition, First State Bank competes for savings accounts with institutions offering various forms of fixed income investments, particularly other banks, savings and loan associations, credit unions and money market funds and securities brokers.

      First State Bank is subject to supervision, regulation and examination by the Texas Department of Banking and the F.D.I.C. and its deposits are insured by the Bank Insurance Fund of the F.D.I.C. As a bank holding company, Canadian is regulated by the Federal Reserve.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS OF CANADIAN AND FIRST STATE BANK

      This section presents an analysis of the financial condition and results of operations of Canadian for the years ended
December 31, 1995, 1994 and 1993. This review should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements, and financial data presented elsewhere in this Proxy Statement/Prospectus.

      FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

RESULTS OF OPERATIONS

      Net income for the years ending December 31, 1995, 1994, and 1993 was $633,000, $695,000, and $393,000, respectively. Net income per share for such periods was $19.92, $22.12, and $11.24, respectively. The increase in net income from 1993 to 1994 was due primarily to an increase in net interest margin. The decrease in net income from 1994 to 1995 was due primarily to a decrease in interest earning assets. Net income of each of the three years as a percent of average assets and average equity was:

                                 Return on Average Assets                 Return on Average Equity
                           ----------------------------------        -----------------------------------
                                        December 31,                             December 31,

                               1995        1994        1993              1995        1994        1993
                           -----------   --------    --------        -----------   --------   ----------
Net Income                     1.51%       1.58%       1.00%            13.24%      17.10%      12.25%

      No dividends were declared by Canadian during the years ended December 31, 1995, 1994 or 1993.

      The following is an analysis of the primary components of net income for the years ended December 31, 1995, 1994, and 1993.

NET INTEREST INCOME

      The major source of revenue of Canadian is net interest income. Net interest income is the difference between gross interest and fees earned on earning assets, primarily loans and investment securities and interest paid on deposits and borrowed funds. Net interest income is affected by the interest rate earned and paid and by volume changes, principally in loans, investment securities, deposits and borrowed funds. The charts below set forth a summary of average earnings assets and interest-bearing liabilities for the years ended December 31, 1995, 1994 and 1993, together with the interest earned and paid on each major type of asset and liability account during such period. The average yield on the earnings assets and the average cost of the interest-bearing liabilities during such period also are summarized. Nonaccruing loans are included in interest-earning assets; interest income on such loans is recorded when received. Interest earning assets include tax-exempt investments, and the related income is presented on actual income received and not on a tax equivalent basis.

                                                            DECEMBER 31, 1995
                                       ------------------------------------------------------------------
                                                                              INTEREST          AVERAGE
                                         AVERAGE          PERCENT OF          INCOME/           YIELD/
                                         BALANCE         TOTAL ASSETS         EXPENSE            RATE
                                       -----------     ----------------     ------------      -----------
                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans                                  $21,339             50.10%           $2,428            11.38%
  Taxable securities                       4,324             10.15               266             6.15%
  Nontaxable securities                    4,708             11.05               280             5.95%
  Federal funds sold                       8,038             18.87               381             4.74%
  Other                                      400               .94                17             4.25%
                                        ---------          --------          --------
   Total interest earning assets          38,809             91.11%            3,374             8.69%
                                        ---------          --------          --------
Non-interest bearing assets:
  Cash and due from banks                  2,514              5.90%
  Premises and equipment                     766              1.80
  Other assets                               807              1.89
  Reserve for loan losses                   (302)             (0.7)
                                        ---------          --------
   Total assets                          $42,594            100.00%
                                        =========          ========
Interest-bearing liabilities:
  NOW accounts                           $ 6,870             16.13%              198             2.88%
  Savings accounts                         1,866              4.38                59             3.16%
  Money market accounts                      571              1.34                21             3.68%
  Time deposits                           20,414             47.93               946             4.63%
  Borrowings                                 777              1.82                89            11.45%
                                        ---------          --------          --------
   Total interest-bearing liabilities     30,498             71.60%            1,313             4.31%
                                        ---------          --------          --------
Non-interest bearing liabilities:
  Demand deposits                          6,665             15.65%
  Other liabilities                          658              1.54
                                        ---------          --------
    Total liabilities                     37,821             88.79%
Stockholders' equity                       4,773             11.21
                                        ---------          --------
Total liabilities and
  stockholders' equity                   $42,594            100.00%
                                        =========          ========
Net interest income                                                           $2,061
                                                                             ========
Interest rate spread                                                                             4.38%

Net interest margin                                                                              5.31%

                                                            DECEMBER 31, 1994
                                       ------------------------------------------------------------------
                                                                              INTEREST          AVERAGE
                                         AVERAGE          PERCENT OF          INCOME/           YIELD/
                                         BALANCE         TOTAL ASSETS         EXPENSE            RATE
                                       -----------     ----------------     ------------      -----------
                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans                                  $21,539             46.00%           $2,342            10.87%
  Taxable securities                       6,616             14.13               390             5.89%
  Nontaxable securities                    5,060             10.81               300             5.93%
  Federal funds sold                       9,125             19.49               249             2.73%
  Other                                      500              1.07                17             3.40%
                                        ---------          --------          --------
   Total interest earning assets          42,840             91.50%            3,298             7.70%
                                        ---------          --------          --------
Non-interest bearing assets:
  Cash and due from banks                  2,787              5.95%
  Premises and equipment                     748              1.60
  Other assets                               765              1.63
  Reserve for loan losses                   (319)            (0.68)
                                        ---------          --------
   Total assets                          $46,821            100.00%
                                        =========          ========
Interest-bearing liabilities:
  NOW accounts                           $ 7,680             16.40%              226             2.94%
  Savings accounts                         2,111              4.51                63             2.98%
  Money market accounts                      850              1.82                30             3.53%
  Time deposits                           22,598             48.26               728             3.22%
  Borrowings                               1,249              2.67                89             7.13%
                                        ---------          --------          --------
   Total interest-bearing liabilities     34,488             73.66%            1,136             3.29%
                                        ---------          --------          --------
Non-interest bearing liabilities:
  Demand deposits                          7,101             15.17%
  Other liabilities                          970              2.07
                                        ---------          --------
    Total liabilities                     42,559             90.90%
Stockholders' equity                       4,262              9.10
                                        ---------          --------
Total liabilities and
  stockholders' equity                   $46,821            100.00%
                                        =========          ========
Net interest income                                                           $2,162
                                                                             ========
Interest rate spread                                                                             4.41%

Net interest margin                                                                              5.05%

                                                            DECEMBER 31, 1993
                                       ------------------------------------------------------------------
                                                                              INTEREST          AVERAGE
                                         AVERAGE          PERCENT OF          INCOME/           YIELD/
                                         BALANCE         TOTAL ASSETS         EXPENSE            RATE
                                       -----------     ----------------     ------------      -----------
                                                          (Dollars in Thousands)
Interest-earning assets:
  Loans                                  $21,438             44.84%           $1,915             8.93%
  Taxable securities                       8,306             17.37               545             6.56%
  Nontaxable securities                    5,092             10.65               296             5.81%
  Federal funds sold                       8,750             18.30               197             2.25%
  Other                                      600              1.25                18             3.00%
                                        ---------          --------          --------
   Total interest earning assets          44,186             92.41%            2,971             6.73%
                                        ---------          --------          --------
Non-interest bearing assets:
  Cash and due from banks                  2,627              5.49%
  Premises and equipment                     676              1.41
  Other assets                               745              1.58
  Reserve for loan losses                   (425)            (0.89)
                                        ---------          --------
   Total assets                          $47,809            100.00%
                                        =========          ========
Interest-bearing liabilities:
  NOW accounts                             7,703             16.11%              226             2.93%
  Savings accounts                         2,044              4.28                58             2.84%
  Money market accounts                      699              1.46                27             3.86%
  Time deposits                           23,671             49.51               774             3.27%
  Borrowings                                 945              1.98                58             6.14%
                                        ---------          --------          --------
   Total interest-bearing liabilities     35,062             73.34%            1,143             3.26%
                                        ---------          --------          --------
Non-interest bearing liabilities:
  Demand deposits                          7,788             16.29%
  Other liabilities                        1,073              2.24
                                        ---------          --------
    Total liabilities                     43,923             91.87%
Stockholders' equity                       3,886              8.13
                                        ---------          --------
Total liabilities and
  stockholders' equity                   $47,809            100.00%
                                        =========          ========
Net interest income                                                           $1,828
                                                                             ========
Interest rate spread                                                                             3.47%

Net interest margin                                                                              4.14%

      The increase in net interest income from 1993 to 1995 was attributable to higher interest margins. Interest expense on deposits decreased $6,000 from 1993 to 1994 and cost of funds increased 0.04%. Interest expense on deposits increased from 1994 to 1995 by $176,000, and the cost of funds increased 1.01% due primarily to rising interest rates. Interest income on earnings assets also increased $329,000 from 1993 to 1994, representing an increase in the average yield of 0.98%. Interest income on earnings assets also increased from 1994 to 1995 by $63,000, representing an increase in the average yield of 0.98%. The net interest margin increased by 0.91% from 1993 to 1994, due primarily to a relatively large increase in yield as compared to the relatively smaller increase in cost of funds. The net interest margin increased by 0.26% from 1994 to 1995 as investment yield continued to increase and cost of funds began to rise. Average interest bearing liabilities decreased from $35,062,000 at December 31, 1993 to $34,488,000 at December 31, 1994. These declines resulted in decreases in interest expense.
 Average earning assets again decreased from 1994 to 1995. They totaled $42,840,000 at December 31, 1994 and declined to $38,809,000 at December 31, 1995. During the same period, average interest bearing liabilities also decreased, going from $34,488,000 at December 31, 1994 to $30,498,000 at December 31, 1995.

      Net interest income is affected by the volume and rate of both interest-earning assets and interest-bearing liabilities. The following table depicts the dollar effect and rate change for the different categories of interest-earning assets and interest-bearing liabilities and the resultant change in interest income and interest expense. Non performing loans are included with loans in such table.

                                       1995 COMPARED TO                               1994 COMPARED TO
                                         1994 INCREASE                                  1993 INCREASE
                                       (DECREASE) DUE TO                              (DECREASE) DUE TO
                                      -------------------                           ---------------------
                                                              (DOLLAR IN THOUSANDS)
                                       VOLUME    RATE<F1>        NET      VOLUME     RATE<F1>        NET
                                      --------  ---------      -------   --------   ---------      -------
Interest earned on:
- ------------------
  Loans                                 $ 21       $ 64         $ 85       $  8       $420          $428
  Taxable securities                    (138)        14         (124)      (112)       (42)         (154)
  Nontaxable securities                  (20)        --          (20)        (2)         6             4
  Federal funds sold                     (30)       162          132          8         44            52
  Other                                   (4)         4           --         (3)         2            (1)
                                      --------  ---------      -------   --------   ---------      -------
  Total interest-earning
   assets                               (171)       244           73       (101)       430           329
                                      --------  ---------      -------   --------   ---------      -------
Interest paid on:
- ----------------
  NOW accounts                           (24)        (4)         (28)        --         --            --
  Savings and individual
   retirement accounts                    (7)         3           (4)         2          3             5
  Money market accounts                  (10)         1           (9)         6         (3)            3
  Certificates of deposit                (30)       247          217        (35)       (10)          (45)
  Notes Payable                           --         --           --         19         12            31
                                      --------  ---------      -------   --------   ---------      -------
  Total interest bearing
   liabilities                           (71)       247          176         (8)         2            (6)
                                      --------  ---------      -------   --------   ---------      -------
  Net interest income                  $(100)     $  (3)       $(103)      $(93)      $428          $335
                                      ========  =========      =======   ========   =========      =======

<F1>  Changes in interest income and interest expense due to both rate and volume are included in rate variances.

 PROVISION FOR POSSIBLE LOAN LOSSES

      The provision for possible loan losses provides a reserve (the allowance for loan losses) against which loan losses are charged as those losses become evident. Management determines the appropriate level of the allowance for loan losses on a quarterly basis. These quarterly analyses take into consideration the results of an ongoing loan review and grading process, the purpose of which is to determine the level of credit risk within the portfolio at any given time.

      Utilizing the results of the loan review and grading process, a specific portion of the reserve is allocated to those loans which appear to represent a more than normal exposure to risk. In addition, estimates are made for potential losses within the acceptably graded loan portfolios of consumer loans, residential mortgage loans, commercial real estate loans, and commercial loans not otherwise specifically reviewed, based on historical loss experience and other factors and trends. A provision for loan loss expense was last made in 1995 when $60,000 was provided to the allowance for loan losses. Provisions in 1994 and 1993 were $30,000 and $0 respectively.

      Following is a table setting forth the activity for loan losses and the allocation of the allowance for possible loan losses, along with certain ratios for non-performing loans and total loans in 1995, 1994, and 1993:

                                                                            YEARS ENDED DECEMBER 31,
                                                           ----------------------------------------------------------
                                                              1995                    1994                    1993
                                                              ----                    ----                    ----
                                                                              (Dollars in Thousands)
      Balance at beginning of period                          $274                    $365                    $484
      Loans charged off:
        Commercial loans                                       (24)                    (65)                    (72)
        Real estate loans                                       --                     (18)                     --
        Installment loans                                       (7)                    (77)                    (52)
                                                           ----------            ------------               ---------
      Total charge offs                                        (31)                   (160)                   (124)
                                                           ----------            ------------               ---------
      Recoveries:
        Commercial loans                                        10                      10                      --
        Real estate loans                                       --                      12                      --
        Installment loans                                       17                      17                       5
                                                           ----------            ------------               ---------
      Total recoveries                                          27                      39                       5
                                                           ----------            ------------               ---------
      Net loans charged off                                     (4)                   (121)                   (119)
      Provision for possible loan losses
        charged against income                                  60                      30                       0
                                                           ----------            ------------               ---------
      Balance at end of period                                $330                    $274                    $365
                                                           ==========            ============               =========
      Net charge offs/average loans                           0.02%                   0.53%                   0.50%
      Loan reserve/total loans                                1.51%                   1.32%                   1.65%
      Loan reserve/non-performing loans                     388.24%               1,611.76%                  74.19%

      The allowance for possible loan losses is not allocated to specific categories of loans. However, based on First State Bank's loan review process, historical loan loss experience, and economic conditions, management believes the allowance for possible loan losses at December 31, 1995 is adequate to cover potential losses in the loan portfolio.

RISK ELEMENTS IN A LOAN PORTFOLIO; INTEREST RECOGNITION

      Risk elements in a loan portfolio include loans accounted for on a nonaccrual basis, accruing loans that are contractually past due 90 days or more as to interest or principal payments, troubled debt restructuring, loans where there are serious doubts as to the ability of the borrower to comply with the present loan repayment terms, other real estate and significant industry concentrations (such as real estate, energy or agricultural loans).

      Nonperforming assets are defined as loans delinquent 90 or more days, nonaccrual loans, restructured loans and foreclosed assets. Such assets do not necessarily represent future losses to Canadian since underlying collateral can be sold and the financial condition of the borrower may improve. The following table sets forth the detail of nonperforming assets. Canadian had no restructured loans at any of the dates listed herein.

      The following table sets forth the detail of non-performing assets:
                                                                                   DECEMBER 31,
                                                           ----------------------------------------------------------
                                                              1995                    1994                    1993
                                                           ----------              ----------              ----------
                                                                              (Dollars in Thousands)
    Non-accrual loans                                          $62                   $  --                    $449
    Loans past due 90 days or more                              23                      17                      43
                                                           ----------              ----------              ----------
       Total non-performing loans                               85                      17                     492
    Foreclosed assets                                           17                      17                      32
                                                           ----------              ----------              ----------

       Total non-performing assets                            $102                     $34                    $524
                                                           ==========              ==========              ==========
    Non-performing loans to total loans                       0.37%                   0.08%                   2.19%
    Non-performing assets to loans plus foreclosed assets     0.47%                   0.16%                   0.14%
    Non-performing assets to total assets                     0.20%                   0.04%                   1.01%

      The following table compares the allowance for loan losses and the total nonperforming loans at December 31, 1995, 1994, and 1993:

                                                                                   DECEMBER 31,
                                                           ----------------------------------------------------------
                                                              1995                    1994                    1993
                                                           ----------              ----------              ----------
                                                                              (Dollars in Thousands)
    Allowance for loan losses                                 $330                    $274                    $365
    Non-performing loans                                        85                      17                     492
    Allowance as a percentage of non-performing loans       388.24%               1,611.76%                  74.19%

      At December 31, 1995, 1994 and 1993, there were no significant commitments to lend additional funds to borrowers whose loans were considered nonperforming.

      At December 31, 1995, $73,000 in loans not included in any of the aforementioned risk categories have been identified by management as potential problem loans due to financial difficulties or technical deficiencies of the borrowers of those loans. These loans are subject to close scrutiny by management and their status is reviewed on a quarterly basis by the Board of Directors of Canadian. At December 31, 1995, total loans past due over 30 days represented 1.79% of total loans, as compared to 1.14% of total loans at December 31, 1994.

      Canadian's policy is to discontinue accruing interest on loans when principal or interest is due and unpaid for 90 days or more, unless the loan is well secured and in the process of collection. Canadian would have recognized additional interest income of approximately $4,000, $0 and $40,000 for 1995, 1994 and 1993, respectively, if contractual interest on these loans had been recognized. No interest has actually been collected or included in income related to these loans.

NON-INTEREST INCOME

      Income other than from interest-earning assets is derived primarily from services provided to customers for which fees are charged. These services are chiefly deposit services such as account service charges, overdraft and non-sufficient funds privileges, account analysis, issuance of cashiers' checks and letters of credit, credit life commission income, income for other real estate transactions and income from securities transactions. The following schedule lists the accounts from which non-interest income is derived, gives the totals for those accounts for each of the three years ended December 31, 1995, 1994 and 1993 and reflects the change from the initial period shown to the next comparable period.

                                                    Year Ended                            Change
                                                   December 31,                 Percentage      Percentage
                                        --------------------------------      --------------  --------------

                                          1995        1994        1993           1995/1994       1994/1993
                                             (Dollars in Thousands)
Service charges on
  deposit accounts                        $128        $120        $126               6.25%         (4.76)%
Other fee income                            14          13          18               7.69%        (16.67)%
Other non-interest income                   12           3           6             300.00%        (50.00)%
                                        --------    --------    --------         -----------    ------------
Total non-interest income                 $154        $136        $150              12.69%         (9.46)%
                                        ========    ========    ========         ===========    ============

      The decrease in non-interest income from 1993 to 1994 is due primarily to a decrease in service charges. The increase in non-interest income from 1994 to 1995 is primarily due to a corresponding increase in service charges during such period.

OTHER EXPENSES
  Expenses other than those incurred in connection with interest-bearing liabilities include, among other things, those associated with personnel, facilities, equipment and supplies, advertising and professional services. Noninterest expense, which Canadian incurs in the course of day-to-day operations, includes salaries and other types of expenses such as occupancy, professional fees, ad valorem taxes and supplies. The schedule below lists the general accounts that make up non-interest expense, gives the totals for those accounts for the years ended December 31, 1995, 1994 and 1993, and reflects the changes from the initial period shown to the next comparable period.

                                                    Year Ended                            Change
                                                   December 31,                 Percentage      Percentage
                                        --------------------------------      --------------  --------------

                                          1995        1994        1993           1995/1994       1994/1993
                                             (Dollars in Thousands)
Compensation &
 employee benefits                        $812        $768        $736               5.73%          4.35%
Occupancy & equipment
  expense                                  163         165         166              (1.21)%        (0.60)%
All other operating expenses               381         428         497             (10.98)%       (13.88)%
Total non-interest
 expense                                $1,356      $1,361      $1,399              (0.36)%        (3.00)%
                                       ========    ========    ========          ===========     ==========

      The increase in compensation and employee benefits was due primarily to increased salary levels. The increase in occupancy and equipment expense was primarily due to additional bank equipment placed in service. All other operating expenses decreased, primarily as a result of decreases in F.D.I.C. assessments.

INCOME TAXES

      Canadian files a consolidated Federal income tax return with First State Bank. First State Bank pays Federal income tax expense to Canadian based on the taxable income of First State Bank on a stand-alone basis. A reconciliation of expected income tax expense for Canadian, computed by applying the Federal statutory rate of 34% to income before the provision for income taxes, is as follows:

                                                                    December 31,
                                                  --------------------------------------------
                                                      1995             1994           1993
                                                  ------------     ------------   ------------
Federal income tax at statutory rate                 34.00%           34.00%         34.00%
Less effect of tax-exempt income                    (15.42)          (10.45)        (11.15)
Amortization of intangibles                          (2.41)           (0.89)            --
Life insurance expense                                0.37             0.12           0.07
Provision for credit losses                           3.31            (3.09)         (5.41)
Other                                                 0.71            (0.22)          0.29
                                                  ----------       ----------     ----------
  Total provision for income taxes                   20.56%           19.47%         17.80%
                                                  ==========       ==========     ==========

First State Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," during 1994. The effect was to increase reported results of operations by $10,000.

FINANCIAL CONDITION

LOANS

      The loan portfolio constitutes the major earning asset of most banks and typically offers the best alternative for obtaining the maximum interest spread above the cost of funds. The overall economic strength of any bank generally parallels the quality and yield of its loan portfolio. Total loans (net of allowance for loan losses and unearned discount) amounted to approximately $21,559,000 (55.06% of total assets) at December 31, 1995, $20,514,000 (44.71% of total assets) at December 31, 1994 and $21,925,000
(45.98% of total assets) at December 31, 1993. The following table presents loans outstanding, net of unearned discount, at December 31, 1995, 1994 and 1993:

                                              1995                         1994                          1993
                                      ---------------------        ---------------------         ----------------------
                                                  Percent                                                     Percent
                                       Amount     of Total          Amount        Total           Amount      of Total
                                      --------   ----------        --------      -------         --------    ----------
                                                                   (Dollars in Thousands)
Commercial loans                       $ 6,226      28.44%          $ 3,267       15.72%          $ 2,734       12.27%
Real estate loans                        2,105       9.61             2,199       10.58             2,658       11.92
Agricultural loans                      11,646      53.21            12,769       61.42            13,509       60.61
Installment loans                        1,893       8.65             2,544       12.24             3,372       15.12
Other                                       20       0.09                 9        0.04                17        0.08
                                       -------     ------           -------      ------           -------      ------
 Total                                 $21,889     100.00%          $20,788      100.00%          $22,290      100.00%
                                       =======     ======           =======      ======           =======      ======

Due to the agricultural industry's major influence on the area, the Bank's loans are concentrated in this area. Management of the Bank is not aware of any risks in the loan portfolio that would result in risk of loss in excess of risks in the prior periods shown.

Canadian does not have any significant lease financing transactions. The loan portfolio does not include any loans to foreign countries, credit card loans or highly leveraged transaction loans. Canadian primarily originates or participates in loans to individuals and businesses in its local lending area of Hemphill County, Texas, and surrounding areas. Lending within the commercial and real estate markets is diversified among many industries and activities.
Due to the strength and long history of the oil and gas industry in this area, many local businesses and activities are dependent upon oil and gas industry support. Canadian has written policies requiring security for loans including liens on residential mortgage loans. In addition, policies and procedures are in place to assess the creditworthiness of borrowers for all loans and commitments. Borrowers' ability to honor their loan contracts are largely dependent upon the economic conditions within their market and on the national level.

MATURITY OF LOANS

The following table sets forth the maturity composition of total loans, gross of unearned discount, at December 31, 1995:

                                                        December 31, 1995
                                               ------------------------------------
                                                Loans             Percent of Total
                                               -------           ------------------
                                                     (Dollars in Thousands)
In one year or less                            $16,092                  72.85%
After one year through five years                3,222                  14.59
After five years                                 2,775                  12.56
                                               -------                 ------
 Total                                         $22,089                 100.00%
                                               =======                 ======

INTEREST SENSITIVITY
                                                       December 31, 1995
                                            --------------------------------------
                                             Fixed Rates            Variable Rate
                                            -------------          ---------------
                                                    (Dollars in Thousands)
In one year or less                            $ 4,650                 $11,442
After one year through five years                3,222                      --
After five years                                 2,775                      --
                                               -------                 -------
 Total                                         $10,647                 $11,442
                                               =======                 =======

INVESTMENTS

      Canadian's holdings of short-term investments and scheduled maturities of investment securities serve as a source of liquidity to meet depositor and borrower fund requirements, in addition to being a significant element of total interest income. Short-term investments consisting primarily of Federal Funds sold had outstanding balances at December 31, 1995 of $6,450,000, as compared to $9,625,000 at year end 1994 and $6,250,000 in
1993.

      On January 1, 1995, Canadian adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, each security is classified as either trading, available for sale or held to maturity. Investments held to maturity are recorded at amortized cost. Securities available for sale are recorded at their fair value. The after-tax difference between amortized cost and fair value of securities available for sale is recorded as an unrealized gain or loss on securities and either increases (in the case of an unrealized gain) or decreases (in the case of an unrealized loss) total stockholders' equity. The tax impact of such adjustment is recorded as an adjustment to the amount of the deferred tax liability. As of December 31, 1994 and December 31, 1995, Canadian's entire investment portfolio was classified as held to maturity.

      The following table presents the composition of investments and the change in each category for the periods presented:

                                                 1995                       1994                       1993
                                        -----------------------   ------------------------   ------------------------
                                                    PERCENT                    PERCENT                    PERCENT
                                          BOOK      OF TOTAL        BOOK       OF TOTAL        BOOK       OF TOTAL
                                          VALUE    SECURITIES       VALUE     SECURITIES       VALUE     SECURITIES
                                        -----------------------------------------------------------------------------
                                                                   (Dollars in Thousands)
U.S. Government
 agencies and corporations                  $988       14.35%        $5,001       45.23%         5,003       41.11%

Municipals and other
 tax-exempt                                4,634       67.33          4,783       43.25          5,337       43.85
Mortgage-backed securities                 1,161       16.87          1,174       10.62          1,730       14.22
Corporate bonds and other                    100        1.45            100        0.90            100        0.82
                                        -----------------------------------------------------------------------------
 Total securities                         $6,883      100.00%       $11,058      100.00%       $12,170      100.00%
                                        =============================================================================

      The market value of total investment securities was $7,109,000, $11,099,000 and $12,704,000 at December 31, 1995, 1994, and 1993,
respectively.

      The following table shows the maturities and yields for the various forms of investment securities:

                                                                  DECEMBER 31, 1995
                                                                      MATURING
                        -----------------------------------------------------------------------------------------------------
                                                   AFTER ONE THROUGH          AFTER FIVE THROUGH
                        IN ONE YEAR OR LESS            FIVE YEARS                 TEN YEARS                AFTER TEN YEARS
                        -------------------       --------------------       --------------------        --------------------
                         AMOUNT      YIELD         AMOUNT       YIELD         AMOUNT       YIELD          AMOUNT       YIELD
                        --------    -------       --------     -------       --------     -------        --------     -------
                                                               (Dollars in Thousands)
U.S. Government
 agencies &
 corporations              $--         --%           $988       5.46%           $ --         --%           $ --           --%
Municipals and
 other tax exempt<F1>      436       8.22           3,329       8.87             769       8.79             100        15.61
Mortgage-backed
 securities                 --         --             330       6.69             727       8.60             104         9.03
Corporate bonds and
 other                     100       7.28              --         --              --         --              --           --
                        -----------------------------------------------------------------------------------------------------
Total securities          $536       8.04%         $4,647       7.99%         $1,496       6.93%           $204        12.26%
                        =====================================================================================================

<F1> Yield presented on a tax-equivalent basis assuming a tax rate of 34%.

      By maturity, 7.8% of the portfolio will mature within one year and 75% will mature within five years.


DEPOSITS

      Deposits represent First State Bank's primary and most vital source of funds. The fundamental use of funds available to First State Bank is to build earning assets, principally in the form of loans and investment securities. The following table reflects the deposit mix of First State Bank for the periods indicated.

                                                                  DEPOSIT PORTFOLIO
                                                                     DECEMBER 31,
                    -------------------------------------------------------------------------------------------------------------
                                     1995                                1994                                1993
                                  ----------                          ----------                          ----------
                                    COST OF                             COST OF                             COST OF
                       AMOUNT        FUNDS     PERCENT     AMOUNT        FUNDS     PERCENT     AMOUNT        FUNDS     PERCENT
                    -------------------------------------------------------------------------------------------------------------
                                                                (Dollars in Thousands)
Noninterest bearing     $6,373         --       19.14%      $6,010         --       15.60%      $7,650         --        18.38%
NOW accounts             5,889       2.88%      17.68        7,852       2.94%      20.38        7,509       2.93%       18.04
Savings accounts         1,766       3.16%       5.30        1,965       2.98%       5.10        2,257       2.84%        5.43
Money market
 deposit accounts          367       3.68%       1.10          776       3.53%       2.01          925       3.86%        2.22
Time deposits:
  less than $100,000    10,689       4.60%      32.10       11,663       3.94%      30.28       12,892       3.23%       30.98
  $100,000 or more       8,217       4.66%      24.68       10,258       2.62%      26.63       10,381       3.30%       24.95
                    -------------           -------------------------           -------------------------           -------------
Total deposits         $33,301                 100.00%     $38,524                 100.00%     $41,614                  100.00%
                    =============           =========================           =========================           =============

      No material trends have been noted in the deposit mix and no foreign deposits are maintained at First State Bank. No significant out-of-area deposits are maintained.

      There is no single person or group of persons that represents such a material portion of First State Bank's total deposits that the loss of such deposits would have a material adverse effect on the business of First State Bank. The agricultural industry is a large factor in the local economy. To the extent this industry fluctuates, First State Bank's business could follow.

      At December 31, 1995, demand deposits (including NOW and money market deposits), as a percentage of savings and time deposits, was 63.05%. Public funds deposits at December 31, 1995 were approximately $3,815,000.

      Certificates of deposits issued in amounts of $100,000 or more represent the type of deposit most likely to affect First State Bank's future earnings because of interest rate sensitivity. Certificates of deposits of $100,000 or more represented 24.38%, 26.26% and 24.95% of total deposits as of December 31, 1995, 1994 and 1993, respectively. The following table sets forth the amount and maturities of time deposits of $100,000 or more at December 31, 1995:

                                    DECEMBER 31, 1995     PERCENT OF TOTAL
                                    -----------------     ----------------
                                  (Dollars in Thousands)
Three months or less                      $6,698               81.51%
Over three through twelve months           1,519               18.49
Over twelve months                            --                  --
                                    -----------------     ----------------
 Total                                    $8,217              100.00%
                                    =================     ================

      The effective cost of these funds is generally higher than other time deposits because the funds are usually obtained at premium rates of interest.
 Time deposits of $100,000 or more can be a very volatile source of funds. Management believes, however, that First State Bank's time deposits of $100,000 or more exhibit core deposit characteristics and these do not include any brokered deposits. First State Bank follows prevailing market rates in determining interest rates payable on certificates of deposits. Interest expense on time certificates of $100,000 or more was approximately $425,000, $322,000 and $338,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

LIQUIDITY AND RATE SENSITIVITY

      Liquidity is the measure of Canadian's ability to meet its customers' present and future deposit withdrawals or increased loan demand without penalizing earnings. Interest rate sensitivity involves the relationships between rate sensitive assets and liabilities and is an indication of the probable effects of interest rate fluctuations on Canadian's net interest income.

      Liquidity is provided for Canadian by projecting credit demand and other financial needs and then maintaining sufficient cash and assets readily convertible into cash to meet these projected requirements. Canadian provides for its liquidity needs through core deposits, maturing loans, scheduled maturities of investment securities and federal funds sold. Cash and federal funds sold were $8,850,000 at December 31, 1995, $12,163,000 and $12,136,000 at December 31, 1994 and 1993. These levels represent a decline of 27.24% from December 31, 1994 to December 31, 1995; however, these levels are considered to be adequate in view of projected liquidity needs.

      Interest rate-sensitive assets and liabilities are those with yields or rates subject to change within a future time period due to maturity or changes in market rates. An ongoing objective of the use of Canadian's asset/liability models is to monitor gaps between rate-adjustable assets and liabilities and to make sure these gaps fall within the board approved ranges given the current interest rate market. The models are also used to project future net interest income under a set of possible interest rate movements. The Board of Directors of Canadian reviews this information to determine if the projected future net interest income levels would be acceptable.
Canadian attempts to stay within acceptable gap levels and net interest income levels by matching as closely as possible rate-adjustable assets and liabilities with similar maturity horizons. Management realizes, however, that there are limits to these efforts because of relatively low loan volume compared to the level of deposits and the need to invest in securities that will maximize yield rather than match shorter-term interest-sensitive liabilities.

      Capital Resources
      -----------------

      Management views capital as a critical element in Canadian's ability to expand its asset base and, ultimately, maintain a high level of earnings per share over a sustained period of time. In addition, a strong capital position is essential in order to maintain the confidence of investors, customers and regulators, to afford protection to depositors, to ensure access to capital markets under favorable terms, to provide a strong foundation for future growth and to provide an additional cushion against the risk of shrinkage in asset value and unforeseen losses. Presently, Canadian has no outstanding long-term indebtedness.

      Total stockholders equity was approximately $5,105,000 at December 31, 1995, an increase of $663,000, or 14.93% from $4,442,000 at December 31,
1994, which was an increase of $360,000, or 8.82% from $4,082,000 at December 31, 1993. As a percentage of total assets, total stockholders equity was 13.21% at December 31, 1995, 9.83% at December 31, 1994 and 8.64% at December 31, 1993. The Bank is subject to the issuance of capital adequacy guidelines by its regulators, all of which have issued similar guidelines for the measurement of capital adequacy. One measure is the leverage ratio, which equals the ratio of ending total capital less intangible assets to average total assets less intangible assets. The guidelines include a definition of capital and provide a framework for calculating weighted risk assets by assigning assets and off-balance-sheet instruments to broad risk categories. The risk-based capital standards are a minimum ratio of total capital to risk-weighted assets with a minimum of 4% when using Tier 1 capital and a minimum of 8% when using total capital. Tier 1 capital is the sum of the core capital elements (common stockholders equity less intangible assets). Total capital includes the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets.

      As the following table indicates, Bank exceeded the minimum risk-based and leverage ratios at December 31, 1995, 1994, and 1993:

                              DECEMBER 31, 1995          DECEMBER 31, 1994          DECEMBER 31, 1993
                              -----------------          -----------------          -----------------
                                                       (Dollars In Thousands)
Tier 1 capital                     $ 5,105                    $ 4,442                    $ 4,082
Total capital                      $ 5,430                    $ 4,716                    $ 4,449
Risk-weighted assets               $25,928                    $29,869                    $27,721
Capital ratios:
Leverage                             13.20%                      9.83%                      8.64%
Tier 1 capital
  to risk-weighted assets            19.69%                     14.87%                     14.73%
Total capital
  to risk-weighted assets            20.94%                     15.79%                     16.05%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of December 31, 1995, the names and addresses of each beneficial owner of more than 5% of Canadian Common known to the Board of Directors of Canadian, showing the amount and nature of such beneficial ownership and the names of each director and officer of Canadian, the number of shares of Canadian Common owned beneficially by each director and officer and the number of shares of Canadian Common owned beneficially by all directors and officers as a group. None of the shareholders listed herein would own, on a pro forma basis giving effect to the Merger, more than 1% of the issued and outstanding shares of Boatmen's Common.

                                             SHARES OF CANADIAN COMMON
 NAMES AND ADDRESS<F1>                          BENEFICIALLY OWNED       PERCENT OF CLASS
 ---------------------                       -------------------------   ----------------
Malouf Abraham, Jr.<F2>                                  805                   2.54%

John W. Baker<F3>                                          0                   <F*>

Donald J. Campbell                                     1,875                   5.90%
  923 West Harvester
  Pampa, Texas  79065

Robert D. Campbell                                     1,896                   5.97%
  923 West Harvester
  Pampa, Texas 79065

Jay Godwin<F4>                                         3,500                  11.02%
  P.O. Box 468
  Canadian, Texas  79014

William J. Jackson<F5>                                   150                    <F*>

Thomas E. Link<F6>                                     2,758                   8.69%
  720 Brazos, Suite 105
  Austin, Texas  78701

The Estate of Georgia W. Locke                         1,775                   5.59%
  c/o Rocky Hambric
  Cornerstone Advisory, Suite 940
  2515 McKinney Avenue, LB 10
  Dallas, Texas  75201

Jim B. Waterfield<F7>                                  1,707                   5.38%
  P.O. Box 447
  Canadian, Texas 79014

Richard A. Waterfield<F8>                                332                   1.05%

Grace H. Wright                                        5,370                  16.91%
  P.O. Box 277
  Canadian, Texas  79014

Directors and Officers of
Canadian as a Group (7 persons)                        9,252                  29.14%

- ----------------------------------

      <F*>  Represents less than one percent (1%) of the issued and outstanding shares of Canadian Common.

      <F1>  Addresses are provided only with respect to each beneficial owner of more than five percent (5%) of Canadian Common known to the Board of Directors of Canadian.

      <F2>  Dr. Abraham serves as a director of Canadian.  Includes shares held in the name of the First Family Limited Partnership, of which Dr. Abraham serves as general partner.

      <F3>  Mr. Baker serves as Secretary/Treasurer of Canadian.

                                    73

      <F4>  Mr. Godwin serves as the President, Chief Executive Officer and a director of Canadian.

      <F5>  Mr. Jackson serves as a director of Canadian.

      <F6>  Mr. Link serves as a director of Canadian.  Includes 1,158 shares held by Link-Can Corporation, of which Mr. Link serves as President.

      <F7>  Mr. Jim Waterfield serves as Vice President and a director of
            Canadian.

      <F8>  Mr. Richard Waterfield serves as a director of Canadian.

FAMILY RELATIONSHIPS

      Jim B. Waterfield, who serves as Vice President and a director of Canadian, and Richard A. Waterfield, who serves as a director of Canadian, are brothers.


                                 LEGAL OPINION

      The legality of the securities offered hereby will be passed upon by Lewis, Rice & Fingersh, L.C. Members of Lewis, Rice & Fingersh, L.C. and attorneys employed by them owned, directly or indirectly, as of May 1, 1996,
- ---------- shares of Boatmen's Common.


                                    EXPERTS

INDEPENDENT AUDITORS FOR BOATMEN'S

      The consolidated financial statements of Boatmen's incorporated by reference in Boatmen's Annual Report (Form 10-K) for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The supplemental consolidated financial statements of Boatmen's incorporated by reference in Boatmen's Current Report (Form 8-K) dated
May 3, 1996, at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The supplemental consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

INDEPENDENT AUDITORS FOR CANADIAN

      The consolidated financial statements of Canadian at December 31, 1995 and for the year then ended appearing in this Proxy Statement/Prospectus and Registration Statement have been audited by Boatright Kelly & Co., independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PRESENCE AT SPECIAL MEETING

      Representatives of Boatright Kelly & Co. are expected to be present at the Special Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

                             SHAREHOLDER PROPOSALS

      The annual meeting of Boatmen's was held on April 23, 1996. Shareholder proposals for the annual meeting of Boatmen's shareholders to be held in April 1997 must meet the requirements established by the S.E.C. for shareholder proposals and must be received by Boatmen's not later than November 13, 1996 in order to be considered for inclusion in the 1997 proxy statement. Shareholder proposals must also satisfy the requirements set forth in the Bylaws of Boatmen's described under "COMPARISON OF SHAREHOLDER RIGHTS -- Shareholder Proposal Procedures."

      Upon receipt of any such proposal, Boatmen's will determine whether or not to include such proposal in the proxy statement and proxy in accordance with the S.E.C.'s regulations governing the solicitation of proxies.


                                ---------------

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
                 CONSOLIDATED FINANCIAL STATEMENTS
                    DECEMBER 31, 1995 AND 1994
                 WITH ACCOUNTANTS' REPORT THEREON

                    [On Boatright Kelly & Co. Letterhead]


                         Independent Auditors' Report
                         ----------------------------


To the Board of Directors
Canadian Bancshares, inc. and Subsidiary
Canadian, Texas

We have audited the accompanying consolidated balance sheet of Canadian Bancshares, Inc. and Subsidiary as of December 31, 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in conformity with generally accepted accounting principles, the consolidated financial position of Canadian Bancshares, Inc. and Subsidiary at December 31, 1995, and the consolidated results of operations and cash flows for the year then ended.

The 1994 consolidated balance sheet and 1994 and 1993 consolidated statements of income, stockholders' equity and cash flows were compiled by us as of March 23, 1996. We did not audit or review those financial statements and, accordingly, express no opinion or other form of assurance on them.

As discussed in the note on accounting changes, Note 2, in 1995 the Bank changed its method of accounting for impairment of loans and disclosures about fair value of financial instruments, in 1994 the Bank changed its method of accounting for investment securities and in 1993 the Bank changed its method of accounting for income taxes.


                                    /s/ Boatright Kelly & Co.

March 20, 1996

                                 CANADIAN BANCSHARES, INC. AND SUBSIDIARY
                                       CONSOLIDATED BALANCE SHEETS
                                        DECEMBER 31, 1995 AND 1994
                                                                                                  1994
                                                                          1995                  UNAUDITED
                                                                       -----------             -----------
ASSETS:
Cash and due from banks                                                $ 2,400,181             $ 2,538,048
Federal funds sold                                                       6,450,000               9,625,000
Investment securities
   Taxable                                                               2,249,320               6,275,086
   Exempt from Federal income tax                                        4,633,798               4,783,289
                                                                       -----------             -----------
                                                                         6,883,118              11,058,375
                                                                       -----------             -----------
Loans                                                                   21,889,385              20,788,376
Less allowance for credit losses                                          (329,832)               (274,444)
                                                                       -----------             -----------
   Net loans                                                            21,559,553              20,513,932
                                                                       -----------             -----------
Properties and equipment, net                                              587,403                 610,526
Accrued income and other assets                                            779,635                 829,264
                                                                       -----------             -----------
   Total assets                                                        $38,659,890             $45,175,145
                                                                       ===========             ===========
LIABILITIES:
   Demand deposits                                                       6,373,770               6,009,102
   Savings and NOW accounts                                              8,021,711               9,817,808
   Time deposits over $100,000                                           8,217,047              10,711,842
   Other time deposits                                                  10,688,818              11,985,235
                                                                       -----------             -----------
                                                                        33,301,346              38,523,987
                                                                       -----------             -----------
   Borrowed funds                                                             --                 1,553,274
   Accrued expenses                                                        209,605                 183,390
   Other liabilities                                                        44,323                 472,841
                                                                       -----------             -----------
      Total liabilities                                                 33,555,274              40,733,492
                                                                       -----------             -----------
Stockholders' equity:
   Preferred stock, $1 par value
      500,000 shares authorized,
      none outstanding                                                        --                      --
   Common stock, $1 par value,
      1,000,00 shares authorized,
      40,732 shares issued                                                  40,732                  40,732
   Additional paid-in capital                                            1,648,270               1,648,270
   Retained earnings                                                     4,227,340               3,594,797
                                                                       -----------             -----------
                                                                         5,916,342               5,283,799
   Treasury stock, 8,977 and 9,315 shares respectively, at cost           (811,726)               (842,146)
                                                                       -----------             -----------
      Total stockholders' equity                                         5,104,616               4,441,653
                                                                       -----------             -----------
      Total liabilities and stockholder's equity                       $38,659,890             $45,175,145
                                                                       ===========             ===========


The accompanying notes are an integral part of these financial statements.

                                  CANADIAN BANCSHARES, INC. AND SUBSIDIARY
                                     CONSOLIDATED STATEMENTS OF INCOME
                           FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                                               1994                    1993
                                                       1995                  UNAUDITED               UNAUDITED
                                                    ----------              ----------              ----------
Interest income:
   Interest and fees on loans                       $2,428,002              $2,342,257              $1,914,516
   Interest on investment securities:
      Taxable                                          265,817                 389,891                 544,739
      Exempt from federal income tax                   279,842                 299,689                 295,565
   Interest on deposits with banks                      16,577                  16,548                  18,280
   Interest on federal funds sold                      381,484                 249,236                 197,292
                                                    ----------              ----------              ----------
      Total interest income                          3,371,722               3,297,621               2,970,392
                                                    ----------              ----------              ----------
Interest expense:
   Deposits                                          1,224,014               1,047,498               1,085,061
   Borrowed funds                                       88,982                  88,760                  57,727
                                                    ----------              ----------              ----------
      Total interest expense                         1,312,996               1,136,258               1,142,788
                                                    ----------              ----------              ----------
Net interest income                                  2,058,726               2,161,363               1,827,604
Provision for credit losses                             60,000                  30,000                 --
                                                    ----------              ----------              ----------
   Net interest income after provision
      for credit losses                              1,998,726               2,131,363               1,827,604
                                                    ----------              ----------              ----------
Other income:
   Service charge                                      137,317                 121,449                 130,085
   Safe deposit box rent                                 4,665                   4,446                   4,656
   Exchange fees                                         1,974                   3,336                   4,341
   Other income                                         10,212                   7,663                  10,697
                                                    ----------              ----------              ----------
   Total other income                                  154,168                 136,894                 149,779
                                                    ----------              ----------              ----------
Other expenses:
   Salaries and employee benefits                      811,574                 767,873                 736,152
   Occupancy expense                                   162,837                 165,951                 165,954
   Other operating expenses                            382,211                 427,666                 496,576
                                                    ----------              ----------              ----------
   Total other expenses                              1,356,622               1,361,490               1,398,682
                                                    ----------              ----------              ----------
Income before income taxes, change in
   accounting principle and minority interest          796,272                 906,767                 578,701
Income tax expense                                     163,729                 176,508                 103,023
                                                    ----------              ----------              ----------
Income before change in accounting
   principle and minority interest                     632,543                 730,259                 475,678
Cumulative effect of change in
   accounting principle                                --                      --                        9,910
                                                    ----------              ----------              ----------
Income before minority interest                        632,543                 730,259                 465,768
Minority interest                                      --                       35,170                  73,076
                                                    ----------              ----------              ----------
Net income                                          $  632,543              $  695,089              $  392,692
                                                    ==========              ==========              ==========

The accompanying note are an integral part of these financial statements.

                                              CANADIAN BANCSHARES, INC. AND SUBSIDIARY
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                                                    1994              1993
                                                                  1995            UNAUDITED         UNAUDITED
                                                               -----------       -----------       -----------
Cash flows from operating activities
   Net income                                                  $   632,543       $   695,089       $   392,692
   Adjustments to reconcile net income to net cash
      provided by operating activities:
   Depreciation                                                     31,773            60,913            91,025
   Minority interest                                                --                35,170            66,147
   Gain on sale of other real estate                                --                --                (1,447)
   Deferred income taxes                                            10,270            (5,679)           --
   Provision for credit losses                                      60,000            30,000            --
   Amortization and accretion, net                                  31,815            35,389            --
   (Increase) decrease in accrued income                            58,899           (61,994)           14,731
   Increase (decrease) in other liabilities                        (55,029)           17,715           (41,059)
   Increase (decrease) in accrued expenses                           5,675            40,799           (55,889)
                                                               -----------       -----------       -----------
   Total adjustments                                               143,403           152,313            73,508
                                                               -----------       -----------       -----------
Net cash provided (used) by operating activities                   775,946           847,402           466,200
                                                               -----------       -----------       -----------
Cash flow from investing activities:
   Net (increase) decrease in federal funds sold                 3,175,000        (1,000,000)          250,000
   Purchases of investment securities                           (1,332,950)       (1,000,000)       (1,958,222)
   Proceeds from maturities of securities                        5,477,392         2,076,985         4,290,000
   Net (increase) decrease in loans                             (1,105,621)        1,379,138        (1,821,081)
   Cash payments for purchase of property                           (8,648)         (197,286)         (128,918)
   Cash payments for purchase of minority interest                (373,490)         (258,030)           --
   Cash payments for organization cost                              --                (5,000)           --
   Cash payments for purchase of treasury stock                     --              (335,350)           --
   Proceeds from sale of treasury stock                             30,420            --                --
   Proceeds from sale of property                                   --                --                 4,126
   Proceeds from sale of other real estate                          --                --                22,443
                                                               -----------       -----------       -----------
   Net cash provided by investing activities                     5,862,103           660,457           658,348
                                                               -----------       -----------       -----------
Cash flows from financing activities:
   Increase (decrease) in demand deposits                          364,668        (1,220,077)         (345,216)
   Increase (decrease) in savings and NOW                       (1,796,097)           51,940           (15,691)
   Increase (decrease) in other time deposits                   (3,791,213)       (1,501,257)         (291,902)
   Proceeds from borrowed funds                                     --               637,864            11,000
   Repayments of borrowed funds                                 (1,553,274)          (29,398)          (11,000)
                                                               -----------       -----------       -----------
   Net cash provided (used) by financing activities             (6,775,916)       (2,060,928)         (652,809)
                                                               -----------       -----------       -----------

Net increase (decrease) in cash and equivalents                   (137,867)         (553,069)          471,739
Cash and cash equivalents, beginning of year                     2,538,048         3,091,117         2,619,378
                                                               -----------       -----------       -----------
Cash and cash equivalents, end of year                          $2,400,181        $2,538,048        $3,091,117
                                                               ===========       ===========       ===========

The accompanying note are an integral part of these financial statements.

                                    CANADIAN BANCSHARES, INC. AND SUBSIDIARY
                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                     ADDITIONAL                                        TOTAL
                                       COMMON         PAID-IN        RETAINED        TREASURY       STOCKHOLDERS'
                                        STOCK         CAPITAL        EARNINGS         STOCK            EQUITY
                                       -------       ----------     ----------      ---------       -------------
Balance, December 31, 1992             $40,732       $1,648,270     $2,507,016      $(506,796)       $3,689,222
Net income                                --             --            392,692          --              392,692
                                       -------       ----------     ----------      ---------        ----------
Balance, December 31, 1993              40,732        1,648,270      2,899,708       (506,796)        4,081,914
Purchase of 3,530 shares
  of treasury stock                       --             --             --           (335,350)         (335,350)
Net income                                --             --            695,089          --              695,089
                                       -------       ----------     ----------      ---------        ----------
Balance, December 31, 1994              40,732        1,648,270      3,594,797       (842,146)        4,441,653
Sale of 338 shares
  of treasury stock                       --             --             --             30,420            30,420
Net income                                --             --            632,543          --              632,543
                                       -------       ----------     ----------      ---------        ----------
Balance, December 31, 1995             $40,732       $1,648,270     $4,227,340      $(811,726)       $5,104,616
                                       =======       ==========     ==========      =========        ==========



The accompanying note are an integral part of these financial statements.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
            NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995 AND 1994

(1) Summary of Significant Accounting Policies
    ------------------------------------------

    General
    -------

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The First State
    Bank of Canadian (the Bank). Intercompany transactions and balances have been eliminated in consolidation. The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to general practice within the banking industry.

    During 1994 and 1995, the Company acquired all minority interest in The First State Bank of Canadian for $631,520. The book value of the minority interest was $850,671. This resulted in assets acquired over cost of $219,151. As a result, non current assets of the bank have been adjusted to reflect this transaction.

    Investment securities
    ---------------------

    The Bank's investments in securities are classified in one of three categories and accounted for as follows:

          Trading - Securities held principally for resale in the near term. Unrealized gains and losses on trading securities are included in other income.

          Held-to-maturity - Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income.

          Available-for-sale - Securities not classified as trading or held-to-maturity. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized.

    Gains and losses on the sale of securities are determined using the specific identification method.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) Summary of Significant Accounting Policies, Continued
    -----------------------------------------------------

    Loans and allowance for credit losses
    -------------------------------------

    Loans are stated at the amount of unpaid principal, reduced by unearned discount and an allowance for credit losses. Unearned discount on installment loans is recognized as income over the terms of the loans by the rule of 78ths method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for credit losses is established through a provision for credit losses charged to expenses. Loans are charged against the allowance for credit losses when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful.

    Property and equipment
    ----------------------

    Equipment and building are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line and declining-balance methods over the estimated useful lives of the assets. Gains and losses on dispositions are credited or charged to income.
    Maintenance and repairs are charged to expense as incurred. Bank premises and equipment are being depreciated over the following estimated useful lives (in years)

                Building premises             10 - 26
                Furniture, fixtures
                  and equipment                3 - 20

    Off-balance sheet financial instruments
    ---------------------------------------

    In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

    Income taxes
    ------------

    Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes. The Bank files a consolidated Federal income tax return with the Company.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1) Summary of Significant Accounting Policies, Continued
    -----------------------------------------------------

    Fair Values of Financial Instruments
    ------------------------------------

    The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

    Cash and cash equivalents - The carrying amounts of cash and short-term instruments approximate their fair value.

    Trading securities - Fair values for trading account securities which also are the amounts recognized in the balance sheet, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except in the case of certain options and swaps where pricing models are used.

    Securities held-to-maturity and available-for-sale - Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

    Loans - For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values of fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

    Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. The carrying amount of variable rate, fixed term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

    Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

    Long-term debt - The fair values of the Bank's long-term debt are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

    Accrued interest - The carrying amounts of accrued interest approximate their fair values.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1) Summary of Significant Accounting Policies, Continued
    -----------------------------------------------------

    Off-balance-sheet instruments - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements and the counterparties' credit standing.

    Cash flows
    ----------

    For purposes of reporting cash flows, cash and cash equivalents included cash on hand and amounts due from banks. The Company uses the indirect method to present cash flows from operating activities.

(2) Accounting Changes
    ------------------

    In 1995, the Company implemented Statement of Financial Accounting Standards (SFAS) 114, "Accounting by Creditors for Impairment of a Loan" and SFAS 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." These statements require that certain impaired loans be measured based on either the present value of expected future cash flows discounted at the loan's effective rate, the market price of the loan, or fair value of the underlying collateral if the loan is collateral dependent. Adoption of SFAS 114 and 118 had no effect on 1995 earnings.

    In 1995, the Company implemented SFAS 107, "Disclosures about Fair Value of Financial Instruments". SFAS 107 requires that the Company disclose estimated fair values for its financial instruments.
    Adoption of SFAS 107 had no effect on 1995 earnings.

    In 1994, the Company implemented Statement of Financial Accounting Standards (SFAS) 115, "Accounting for Certain Investments in Debt or Equity Securities" . Under SFAS 115, the Company classified debt and equity securities as either held-to-maturity, available-for-sale or trading securities. Held-to-maturity securities are recorded at amortized cost, whereas available-for-sale and trading securities are carried at market value. Unrealized gains and losses on available-for-sale securities are reported, net of tax, as a separate component of stockholders' equity. Adoption of SFAS 115 had no effect on current year earnings.

    In 1993, the Company implemented SFAS 109. Under SFAS 109, the Company recognizes deferred tax assets if it is more likely than not that a benefit will be realized. The cumulative effect of this accounting change was a charge to earnings of $9,910 in 1993.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(3) Supplemental Cash Flow Disclosure
    ---------------------------------

    Supplemental disclosures of cash flow information:

                                              1995                    1994                    1993
                                           ----------              ----------              ----------
    Cash paid during the year for:
       Interest                            $1,280,937              $1,116,206              $1,180,194
                                           ==========              ==========              ==========
       Income taxes                          $163,419                $117,209                 $69,497
                                           ==========              ==========              ==========

(4) Investment Securities
    ---------------------

    At December 31, 1995, the investment securities portfolio was comprised of securities classified as held-to-maturity in conjunction with the adoption of SFAS 115, resulting in investment securities held-to-maturity being carried at amortized cost.

    The amortized cost and estimated market values of investment securities held-to-maturity at December 31, 1995 were:

                                                              GROSS              GROSS         ESTIMATED
                                            COST              GAINS              LOSSES          VALUES
                                         ----------          --------           -------        ----------
    U.S. Agency
      securities                          $ 987,544            $3,706            $5,157          $986,093
    Obligations of state
      and political
      subdivisions                        4,633,798           185,000             1,646         4,817,152
    Mortgage-backed
       securities                         1,161,791            43,395             --            1,205,186
    Other securities                         99,985             1,484             --              101,469
                                         ----------          --------           -------        ----------
                                         $6,883,118          $233,585           $ 6,803        $7,109,900
                                         ==========          ========           =======        ==========

    At December 31, 1994, the investment securities portfolio was comprised of securities classified as held-to-maturity, in conjunction with the adoption of SFAS 115, resulting in investment securities held-to-maturity being carried at cost, adjusted for amortization of premiums and accretion of discounts.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(4) Investment Securities, Continued
    --------------------------------

    The amortized cost and estimated market values of investment securities held-to-maturity at December 31, 1994 were:

                                                              GROSS              GROSS         ESTIMATED
                                            COST              GAINS              LOSSES          VALUES
                                         ----------          --------           -------        ----------
    U.S. Agency
      securities                         $5,001,156          $  --              $88,189        $4,912,967

    Obligations of state
      and political
      subdivisions                        4,783,289           136,157            13,677         4,905,769

    Mortgage-backed
      securities                          1,173,965             7,622             1,444         1,180,143

    Other securities                         99,965             --                  245            99,720
                                        -----------          --------          --------       -----------
                                        $11,058,375          $143,779          $103,555       $11,098,599
                                        ===========          ========          ========       ===========

    The amortized cost and estimated market value of investment securities held-to-maturity at December 31, 1995, by expected maturity are shown below. Expected maturities will differ from contractual maturity because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Securities
                                                Held-to-Maturity

                                                                       ESTIMATED
                                   AMORTIZED                            MARKET
                                     COST                                VALUE
                                --------------                      --------------
    Due in one year or less       $1,035,087                          $1,032,287

    Due after one year but
     less than five years          3,816,840                           3,982,640

    Due after five years but
     less than ten years             769,400                             784,395

    Due after ten years              100,000                             105,392
                                --------------                      --------------
                                   5,721,327                           5,904,714
    Mortgage-backed
     securities                    1,161,791                           1,205,186
                                --------------                      --------------
                                  $6,883,118                          $7,109,900
                                ==============                      ==============

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(4) Investment Securities, Continued
    --------------------------------

    Investment securities with a carrying value of approximately
    $4,003,000 and 4,808,000 at December 31, 1995 and 1994,
    respectively, were pledged to secure public deposits and for other purposes required and permitted by law.

(5) Loans and Allowance for Credit Losses
    -------------------------------------

    Major classifications of loans at December 31, 1995 and 1994 are as follows:

                                                                    1995                                1994
                                                                ------------                        ------------
          Agricultural                                          $11,646,430                         $12,768,807

          Commercial and industrial                               5,167,206                           3,267,207

          Real estate                                             2,104,296                           2,199,316

          Individuals                                             1,058,362                             693,665

          Installment                                             2,093,095                           2,036,351

          Other                                                      20,047                               8,885
                                                                ------------                        ------------
                                                                 22,089,436                          20,974,231

          Unearned discount                                        (200,051)                           (185,855)
                                                                ------------                        ------------
                                                                 21,889,385                          20,788,376

          Allowance for loan losses                                (329,832)                           (274,444)
                                                                ------------                        ------------
                                                                $21,559,553                         $20,513,932
                                                                ============                        ============

    Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $42,000 and $0 at December 31, 1995 and 1994. There has been no interest income on those loans, which would be recorded only when received, since being placed on non-accrual status.

    Changes in the allowance for loan losses were as follows:

                                                                    1995                                1994
                                                                ------------                        ------------
          Balance, beginning of year                              $274,444                            $366,929

          Provision charged to operations                           60,000                              30,000

          Recoveries                                                26,231                              36,959
                                                                ------------                        ------------
                                                                   360,675                             433,888

          Loans charged off                                        (30,843)                           (159,444)
                                                                ------------                        ------------
          Balance, end of year                                    $329,832                            $274,444
                                                                ============                        ============

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(6) Bank Buildings, Equipment and Improvements
    ------------------------------------------

    Major classifications of these assets are summarized as follows:

                                                                     1995                                         1994
                                                                 ------------                                 ------------
          Land                                                     $274,035                                     $247,035

          Buildings and components                                  407,068                                      353,557

          Furniture, fixtures and equipment                         664,220                                      655,572
                                                                 ------------                                 ------------
                                                                  1,318,323                                    1,256,164

          Accumulated depreciation                                 (730,920)                                    (645,638)
                                                                 ------------                                 ------------

                                                                   $587,403                                     $610,526
                                                                 ============                                 ============

    Depreciation expense amounted to $31,773, $60,913 and $91,025 in 1995, 1994 and 1993.

(7) Borrowed Funds
    --------------

    Borrowed funds at December 31, 1994 consisted of notes to a bank, renewable annually, payable in various amounts. The notes are secured by stock in the subsidiary and bear interest at a rate variable with prime.

(8) Income Taxes
    ------------

    The total income taxes in the consolidated statements of income are as follows:

                                                   1995              1994              1993
                                               ------------      ------------      ------------
          Current                                $153,459          $182,187           $68,292

          Deferred                                 10,270            (5,679)           34,731
                                               ------------      ------------      ------------

                                                 $163,729          $176,508          $103,023
                                               ============      ============      ============

    Deferred income taxes are primarily comprised of temporary differences between the amount of assets and liabilities recognized for financial accounting purposes and federal income tax purposes. The primary items making up deferred tax expense are the allowance for credit losses, depreciation and other real estate.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(8) Income Taxes, Continued
    -----------------------

    The components of deferred income taxes included on the balance sheet at December 31, 1995 were:

          Depreciation                        $38,423
                                            -----------
          Gross deferred tax liabilities      $38,423
                                            ===========
          Allowance for credit losses         $18,618
          Other real estate                     7,000
                                            -----------
          Gross deferred tax assets           $25,618
                                            ===========

(9) Financial Instruments with Off-Balance Sheet Risk
    -------------------------------------------------

    The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. The contract or nominal amounts of those instruments reflect the extent of the involvement the Company has in particular classes of financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or nominal amount of those instruments. The company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on such evaluations. Collateral held varies but may include accounts receivable, inventory, or property. Commitments to extend credit (including amounts to be sold to participating banks) amounted to approximately $12,400,000 and $12,600,000 at December 31, 1995 and 1994, respectively.

    Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of a letter of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include certificates of deposit, accounts receivable and inventory. Standby letters of credit amounted to approximately $29,000 and $191,000, at December 31, 1995 and 1994, respectively.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(9)  Financial Instruments with Off-Balance Sheet Risk, Continued
     ------------------------------------------------------------

     The estimated fair values of the Bank's financial instruments were as follows as of December 31, 1995.

                                                           CARRYING               FAIR
                                                            AMOUNTS              VALUES
                                                       ----------------     ----------------
    Financial assets:
    Cash and due from banks interest-bearing
    deposits with banks and federal funds sold           $  8,850,181        $  8,850,181

    Investment securities                                   6,883,118           7,109,900

    Loans                                                  21,889,385          21,945,686

    Accrued income and other assets                           779,635             779,635

    Financial liabilities:
    Deposit liabilities                                    33,301,346          33,383,883

    Accrued expense and other liabilities                     253,928             253,928

    Off-balance-sheet instruments:
    Commitment to extend credit                                 --                   --

    Standby letters of credit                                   --                   --

(10) Lease Agreements
     ----------------

     The subsidiary Bank leases certain equipment. Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year as of December 31, 1995 for each of the next three years and in the aggregate are:

          1996                                                     $  8,376

          1997                                                        7,104

          1998                                                        6,512
                                                                  -----------
          Total minimum future rental payments                      $21,992
                                                                  ===========

     Total rental expense was $15,200, $10,322 and $10,322 in 1995, 1994 and 1993, respectively.

(11) Related-Party Transactions
     --------------------------

     The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties as of December 31, 1995 and 1994 were $2,708,034 and $2,170,619, respectively.

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(12) Profit Sharing Plan
     -------------------

     The Bank has a noncontributory profit sharing plan covering substantially all employees. The total profit sharing expense was $80,752, $71,306 and $74,859 for the years ended December 31, 1995,
     1994 and 1993.

(13) Supplemental Disclosures
     ------------------------

     The following tables summarize the financial information of Canadian Bancshares, Inc. on a parent company only basis as of December 31, 1995, 1994 and 1993 and for the years then ended.

                                                       Balance Sheet

                                                                      1995                    1994                    1993
                                                                  ------------            ------------            ------------
     ASSETS
     ------
     Cash in subsidiary bank                                       $  38,218               $  19,680               $     696

     Receivable from interim bank                                      5,000                   5,000                      --

     Income tax receivable due
      from subsidiary                                                 37,081                  34,359                  15,406

     Investment in subsidiary                                      5,160,640               6,498,948               5,020,306

     Organization cost, net                                            3,750                   4,750                      --
                                                                  ------------            ------------            ------------
                                                                  $5,244,689              $6,562,737              $5,036,408
                                                                  ============            ============            ============
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
     Due to directors                                                   --                      --                     8,000

     Accrued interest payable                                           --                       736                   1,685

     Excess acquired assets over cost                                140,073                 193,584                     --

     Accounts payable for stock purchase                                 --                  373,490                     --

     Borrowed funds                                                      --                1,533,274                 944,088
                                                                  ------------            ------------            ------------
      Total liabilities                                              140,073               2,121,084                 954,493
                                                                  ------------            ------------            ------------

     Stockholder's equity:
      Preferred stock, $1 par value
        500,000 shares authorized,
        none outstanding                                                 --                       --                      --

     Common stock, $1 par value
        1,000,000 shares authorized
        40,732 shares issued                                          40,732                  40,732                  40,732

     Additional paid-in capital                                    1,648,270               1,648,270               1,648,270

     Retained earnings                                             4,227,340               3,594,797               2,899,709
                                                                  ------------            ------------            ------------
                                                                   5,916,342               5,283,799               4,588,711

     Treasury stock, 8,977, 9,315 and 5,785 shares
       respectively at cost                                         (811,726)               (842,146)               (506,796)
                                                                  ------------            ------------            ------------
        Total stockholders' equity                                 5,104,616               4,441,653               4,081,915
                                                                  ------------            ------------            ------------
        Total liabilities and stockholders' equity                $5,244,689              $6,562,737              $5,036,408
                                                                  ============            ============            ============

               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


                                                   Income Statement

                                                                        1995                    1994                    1993
                                                                    ------------            ------------            ------------
     Income:
       Dividends from subsidiary                                    $2,000,000                $100,000                 $43,072

       Dividends in excess of earnings                              (1,338,306)                    --                      --
                                                                    ------------            ------------            ------------
                                                                       661,694                 100,000                  43,072
       Accretion of excess of acquired assets over cost                 43,830                  25,568                    --
                                                                    ------------            ------------            ------------
                                                                       705,524                 125,568                  43,072
                                                                    ------------            ------------            ------------
     Expenses:
       Interest expense                                                 88,982                  88,760                  57,727

       Other expenses                                                   21,080                  12,047                  19,302
                                                                    ------------            ------------            ------------
                                                                       110,062                 100,807                  77,029
                                                                    ------------            ------------            ------------
     Income before Federal income tax and equity in
       undistributed earnings of subsidiary                            595,462                  24,761                 (33,957)

     Federal income tax (expense) benefit                               37,081                  34,359                  15,406

     Equity in undistributed earnings of subsidiary                       --                   635,969                 411,243
                                                                    ------------            ------------            ------------
                                                                      $632,543                $695,089                $392,692
                                                                    ============            ============            ============

                                          Statements of Cash Flows
                                                                        1995                    1994                    1993
                                                                    ------------            ------------            ------------
     Cash flows from operating activities:
       Net income (loss)                                              $632,543                $695,089                $392,692

       Adjustments to reconcile net loss to net cash
         provided by operating activities:
           Amortization and accretion, net                             (52,509)                (25,318)                    --

           Equity in undistributed earnings                               --                  (635,969)               (411,244)

           Dividend in excess of earnings                            1,338,306                     --                      --

           (Increase) decrease in tax benefit receivable                (2,722)                (18,953)                  3,578

           Increase in receivable interim Bank                            --                    (5,000)                    --

           Increase (decrease) - interest payable                         (736)                   (951)                (13,166)
                                                                    ------------            ------------            ------------
           Total adjustments                                         1,282,339                (686,191)               (420,832)
                                                                    ------------            ------------            ------------
       Net cash provided (used) by operating activities              1,914,882                   8,898                 (28,140)
                                                                    ------------            ------------            ------------
       Cash flows from investing activities:
         Cash payment for purchase of subsidiary stock                (373,490)               (258,030)                    --

         Cash payment of organizational cost                              --                    (5,000)                    --

         Cash payment for purchase of treasury stock                      --                  (335,350)                    --

         Proceeds from sale of treasury stock                           30,420                    --                       --
                                                                    ------------            ------------            ------------
       Net cash provided (used) by investing activities               (343,070)               (598,380)                    --
                                                                    ------------            ------------            ------------


               CANADIAN BANCSHARES, INC. AND SUBSIDIARY
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


                                                                      1995                    1994                    1993
                                                                  ------------            ------------            ------------
        Cash flow from financing activities:
          Proceeds from borrowed funds                                   --                   637,864                 11,000

          Repayment of borrowed funds                              (1,553,274)                (29,398)               (11,000)
                                                                  ------------            ------------            ------------
        Net cash used by financing activities                      (1,553,274)                608,466                    --
                                                                  ------------            ------------            ------------
        Net increase (decrease) in cash and cash equivalents           18,528                  18,984                (28,140)
        Cash and cash equivalents at beginning of year                 19,680                     696                 28,836
                                                                  ------------            ------------            ------------
        Cash and cash equivalents at end of year                      $38,218                 $19,680                $   696
                                                                  ============            ============            ============
     Supplemental disclosure of cash flow information:
        Cash paid during the period for interest expense              $88,246                 $89,711                $70,893
                                                                  ============            ============            ============

(14) Subsequent Event
     ----------------

     Subsequent to December 31, 1995, Canadian Bancshares, Inc. entered into an agreement with Boatmen's Bancshares, Inc. and Boatmen's Texas, Inc. which provides for, among other things, the merger of Canadian Bancshares, Inc. with and into Boatmen's Texas, Inc. Upon consummation of the merger, each issued and outstanding share of common stock of Canadian Bancshares, Inc. will be converted into the right to receive 5.9518 shares, subject to adjustment, of common stock, par value $1.00 per share, of Boatmen's Bancshares, Inc. and any attached rights, plus cash in lieu of any fractional shares interest.

                                                             APPENDIX A



- -----------------------------------------------------------------------
- -----------------------------------------------------------------------






                     AGREEMENT AND PLAN OF MERGER



                             by and among


                      CANADIAN BANCSHARES, INC.,
                         a Texas corporation,




                                  and


                      BOATMEN'S BANCSHARES, INC.,
                        a Missouri corporation,



                                  and


                        BOATMEN'S TEXAS, INC.,
                        a Missouri corporation




                        Dated January 30, 1996





- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

                                          TABLE OF CONTENTS
                                          -----------------

                                                                                                 Page
                                                                                                 ----
ARTICLE ONE - TERMS OF THE MERGER & CLOSING. . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1

     Section 1.01.  The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.02.  Merging Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.03.  Surviving Corporation. . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.04.  Effect of the Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.05.  Conversion of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-1
     Section 1.06.  The Closing. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-3
     Section 1.07.  Closing Date . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-3
     Section 1.08.  Closing Deliveries . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-3
     Section 1.09.  Exchange Procedures; Surrender of Certificates . . . . . . . . . . . . . . .  A-4

ARTICLE TWO - REPRESENTATIONS OF CANADIAN. . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-5

     Section 2.01.  Organization and Capital Stock . . . . . . . . . . . . . . . . . . . . . . .  A-5
     Section 2.02.  Authorization; No Defaults . . . . . . . . . . . . . . . . . . . . . . . . .  A-6
     Section 2.03.  Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6
     Section 2.04.  Financial Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-6
     Section 2.05.  Absence of Changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 2.06.  Regulatory Enforcement Matters . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 2.07.  Tax Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 2.08.  Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 2.09.  Employment Agreements. . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-7
     Section 2.10.  Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-8
     Section 2.11.  Loan Portfolio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-8
     Section 2.12.  Employee Matters and ERISA . . . . . . . . . . . . . . . . . . . . . . . . .  A-8
     Section 2.13.  Title to Properties; Insurance . . . . . . . . . . . . . . . . . . . . . . .  A-9
     Section 2.14.  Environmental Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-10
     Section 2.15.  Compliance with Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-10
     Section 2.16.  Undisclosed Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . A-10
     Section 2.17.  Brokerage. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-10
     Section 2.18.  Statements True and Correct. . . . . . . . . . . . . . . . . . . . . . . . . A-10

ARTICLE THREE - REPRESENTATIONS OF BOATMEN'S AND BOATMEN'S-TEXAS . . . . . . . . . . . . . . . . A-11

     Section 3.01.  Organization and Capital Stock . . . . . . . . . . . . . . . . . . . . . . . A-11
     Section 3.02.  Authorization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-12
     Section 3.03.  Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-12
     Section 3.04.  Financial Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-12
     Section 3.05.  Absence of Changes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13
     Section 3.06.  Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13
     Section 3.07.  Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13

                                    A-i

     Section 3.08.  Compliance With Law. . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-13
     Section 3.09.  Statements True and Correct. . . . . . . . . . . . . . . . . . . . . . . . . A-13

ARTICLE FOUR - AGREEMENTS OF CANADIAN. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-14

     Section 4.01.  Business in Ordinary Course. . . . . . . . . . . . . . . . . . . . . . . . . A-14
     Section 4.02.  Breaches . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 4.03.  Submission to Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 4.04.  Consents to Contracts and Leases . . . . . . . . . . . . . . . . . . . . . . A-16
     Section 4.05.  Merger Expenses and Related Matters. . . . . . . . . . . . . . . . . . . . . A-16
     Section 4.06.  Consummation of Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . A-17
     Section 4.07.  Environmental Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-17
     Section 4.08.  Restriction on Resales . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
     Section 4.09.  Access to Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-18
     Section 4.10.  Subsidiary Bank Merger . . . . . . . . . . . . . . . . . . . . . . . . . . . A-19

ARTICLE FIVE - AGREEMENTS OF BOATMEN'S AND BOATMEN'S-TEXAS . . . . . . . . . . . . . . . . . . . A-19

     Section 5.01.  Regulatory Approvals and Registration Statement. . . . . . . . . . . . . . . A-19
     Section 5.02.  Breaches . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-20
     Section 5.03.  Consummation of Agreement. . . . . . . . . . . . . . . . . . . . . . . . . . A-20
     Section 5.04.  Directors and Officers' Liability Insurance and Indemnification. . . . . . . A-20
     Section 5.05.  Employee Benefits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-20
     Section 5.06.  Access to Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-21

ARTICLE SIX - CONDITIONS PRECEDENT TO THE MERGER . . . . . . . . . . . . . . . . . . . . . . . . A-21

     Section 6.01.  Conditions to Boatmen's and Boatmen's-Texas' Obligations . . . . . . . . . . A-21
     Section 6.02.  Conditions to Canadian's Obligations . . . . . . . . . . . . . . . . . . . . A-22

ARTICLE SEVEN - TERMINATION OR ABANDONMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23

     Section 7.01.  Mutual Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23
     Section 7.02.  Breach of Representations or Agreements. . . . . . . . . . . . . . . . . . . A-23
     Section 7.03.  Environmental Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23
     Section 7.04.  Failure of Conditions. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-23
     Section 7.05.  Approval Denial. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 7.06.  Shareholder Approval Denial. . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 7.07.  Regulatory Enforcement Matters . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 7.08.  Automatic Termination. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24
     Section 7.09.  Termination Fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-24

ARTICLE EIGHT - GENERAL. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-26

     Section 8.01.  Confidential Information . . . . . . . . . . . . . . . . . . . . . . . . . . A-26
     Section 8.02.  Publicity. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-26
     Section 8.03.  Return of Documents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-26

                                    A-ii

     Section 8.04.  Notices. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 8.05.  Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-27
     Section 8.06.  Nonsurvival of Representations, Warranties and Agreements. . . . . . . . . . A-28
     Section 8.07.  Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 8.08.  Headings and Captions. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 8.09.  Waiver, Amendment or Modification. . . . . . . . . . . . . . . . . . . . . . A-28
     Section 8.10.  Rules of Construction. . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 8.11.  Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 8.12.  Successors and Assigns . . . . . . . . . . . . . . . . . . . . . . . . . . . A-28
     Section 8.13.  Governing Law; Assignment. . . . . . . . . . . . . . . . . . . . . . . . . . A-28


EXHIBIT 1.08(a) - Canadian's Legal Opinion Matters
EXHIBIT 1.08(b) - Boatmen's Legal Opinion Matters
EXHIBIT 4.09 - Affiliates Agreements
EXHIBIT 7.09 - Index Group

                      AGREEMENT AND PLAN OF MERGER
                      ----------------------------

     This is an AGREEMENT AND PLAN OF MERGER (this "Agreement") made January 30, 1996, by and among CANADIAN BANCSHARES, INC., a Texas corporation ("Canadian"), BOATMEN'S BANCSHARES, INC., a Missouri cor-poration ("Boatmen's"), and BOATMEN'S TEXAS, INC., a Missouri corporation and wholly-owned subsidiary of Boatmen's ("Boatmen's-Texas").

     In consideration of the premises and the mutual terms and provisions set forth in this Agreement, the parties agree as follows.


                               ARTICLE ONE
                               -----------

                      TERMS OF THE MERGER & CLOSING
                      -----------------------------

     SECTION 1.01.  THE MERGER.  Pursuant to the terms and provisions
     ------------   ----------
of this Agreement and the General and Business Corporation Law of Missouri (the "Missouri Corporate Law") and the Texas Business
Corporation Act (the "Texas Corporate Law"), Canadian shall merge with and into Boatmen's-Texas (the "Merger").

     SECTION 1.02.  MERGING CORPORATION.  Canadian shall be the
     ------------   -------------------
merging corporation under the Merger and the corporate identity and existence of Canadian, separate and apart from Boatmen's-Texas, shall cease on consummation of the Merger.

     SECTION 1.03.  SURVIVING CORPORATION.  Boatmen's-Texas shall be
     ------------   ---------------------
the surviving corporation in the Merger. No changes in the articles of incorporation of Boatmen's-Texas shall be effected by the Merger.

     SECTION 1.04.  EFFECT OF THE MERGER.  The Merger shall have all
     ------------   --------------------
of the effects provided by this Agreement, the Missouri Corporate Law and the Texas Corporate Law.

     SECTION 1.05.  CONVERSION OF SHARES.
     ------------   --------------------

     (a) At the Effective Time (as defined in Section 1.07), each share of common stock, par value $1.00, of Canadian (the "Canadian Common") issued and outstanding immediately prior to the Effective Time, other than any shares the holders of which have duly exercised and perfected their dissenters' rights under the Texas Corporate Law, shall be converted into the right to receive 5.9518 (the "Conversion Ratio") shares of voting common stock, par value $1.00 per share, of Boatmen's (the "Boatmen's Common") (together with any cash payment in lieu of fractional shares, as provided below, the "Merger Consideration"). No fractional shares of Boatmen's Common shall be issued and, in lieu thereof, holders of shares of Canadian Common who would otherwise be entitled to a fractional share interest in Boatmen's Common (after taking into account all shares of Canadian Common held by such holder) shall be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of Boatmen's Common on the Nasdaq Stock Market's National Market ("Nasdaq") on the business day immediately preceding the date on which the Effective Time occurs. If the Effective Time does not occur on or before the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the second quarter of 1996, then, notwithstanding the foregoing, the number of shares of

Boatmen's Common included in the Merger Consideration shall be increased by adding to the Conversion Ratio the quotient of (i) the product of (A) the amount of such quarterly dividend, multiplied by (B) 5.9518, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty (20) trading days immediately preceding the fifth calendar day immediately preceding the Closing Date. In addition, if the Effective Time does not occur on or before the record date for the payment of the regular quarterly dividend on Boatmen's Common declared during the third quarter of 1996, then, notwithstanding the foregoing, the number of shares of Boatmen's Common included in the Merger Consideration shall be further increased by adding to the Conversion Ratio the quotient of
(i) the product of (A) the amount of such quarterly dividend, multiplied by (B) 5.9518, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty (20) trading days immediately preceding the fifth calendar day immediately preceding the Closing Date.

     (b) In the event that Canadian shall make the Canadian Election pursuant to Section 4.07 hereof, then the number of shares of Boatmen's Common included in the Merger Consideration shall be reduced by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) the amount by which the Remediation Cost (as defined in Section 4.07 hereof) exceeds Fifty Thousand Dollars ($50,000) (but in no event shall such amount be more than Two Hundred Thousand Dollars ($200,000)), divided by (B) 31,755, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty (20) trading days immediately preceding the fifth calendar day immediately preceding the Closing Date. In the event that the Remediation Cost should equal or exceed Two Hundred Fifty Thousand Dollars ($250,000) and Boatmen's does not deliver the Environmental Termination Notice (as defined in Section 4.07 hereof), then the number of shares of Boatmen's Common included in the Merger Consideration shall be reduced by subtracting from the Conversion Ratio the quotient of (i) the quotient of (A) Two Hundred Thousand Dollars ($200,000), divided by (B) 31,755, divided by (ii) the average closing price of a share of Boatmen's Common on Nasdaq during the twenty (20) trading days immediately preceding the fifth calendar day immediately preceding the Closing Date.

     (c) At the Effective Time, all of the shares of Canadian Common, by virtue of the Merger and without any action on the part of the holders thereof, shall no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of any certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Canadian Common (the "Certificates") shall thereafter cease to have any rights with respect to such shares, except the right of such holders to receive, without interest, the Merger Consideration upon the surrender of such Certificate or Certificates in accordance with Section 1.09.

     (d) At the Effective Time, each share of Canadian Common, if any, held in the treasury of Canadian or by any direct or indirect subsidiary of Canadian (other than shares held in trust accounts for the benefit of others or in other fiduciary, nominee or similar capacities) immediately prior to the Effective Time shall be canceled.

     (e) Each share of common stock of Boatmen's-Texas outstanding immediately prior to the Effective Time shall remain outstanding unaffected by the Merger.

     (f) If between the date hereof and the Effective Time a share of Boatmen's Common shall be changed into a different number of shares of Boatmen's Common or a different class of shares by reason of reclassification, recapitalization, splitup, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of Boatmen's

Common into which a share of Canadian Common will be converted pursuant to subsections (a) and (b) above will be appropriately and proportionately adjusted so that each shareholder of Canadian shall be entitled to receive such fraction of a share or such number of shares of Boatmen's Common as such shareholder would have received pursuant to such reclassification, recapitalization, splitup, exchange of shares or readjustment or as a result of such stock dividend had the record date therefor been immediately following the Effective Time of the Merger.

     (g) If holders of Canadian Common dissent from this Agreement and Merger under the Texas Corporate Law, any issued and outstanding shares of Canadian Common held by a dissenting holder shall not be converted as described in this Section 1.05 but from and after the Effective Time shall represent only the right to receive such consideration as may be determined to be due to such dissenting holder pursuant to the Texas Corporate Law; provided, however, that each share of Canadian Common outstanding immediately prior to the Effective Time and held by a dissenting holder who shall, after the Effective Time, withdraw his demand for appraisal or lose his right to dissent shall have only such rights as are provided under the Texas Corporate Law.

     SECTION 1.06.  THE CLOSING.  The closing of the Merger (the
     ------------   -----------
"Closing") shall take place at the main offices of Boatmen's First National Bank of Amarillo ("Boatmen's-Amarillo"), or at such other location as the parties may agree, at 10:00 A.M. Central Time on the Closing Date described in Section 1.07 of this Agreement.

     SECTION 1.07.  CLOSING DATE.  At Boatmen's election, the Closing
     ------------   ------------
shall take place on (i) the last business day of, or (ii) the first business day of the month following, or (iii) the last business day of the earliest month which is the second month of a calendar quarter following, in each case, the month during which each of the conditions in Sections 6.01(d) and 6.02(d) is satisfied or waived by the appropriate party or on such other date after such satisfaction or waiver as Canadian and Boatmen's may agree (the "Closing Date"). The Merger shall be effective upon the filing of Articles of Merger with the Secretary of State of the State of Missouri and the Secretary of State of the State of Texas (the "Effective Time"), which the parties shall use their best efforts to cause to occur on the Closing Date.

     SECTION 1.08.  CLOSING DELIVERIES.
     ------------   ------------------

     (a) At the Closing, Canadian shall deliver to Boatmen's and Boatmen's-Texas:

           (i) a certified copy of the Articles of Incorporation of Canadian and each of its subsidiaries;

          (ii) a Certificate or Certificates signed by an appropriate officer of Canadian stating that (A) each of the representations and warranties contained in Article Two is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and (B) all of the conditions set forth in
     Section 6.01(b) have been satisfied or waived as provided therein;

         (iii) a certified copy of the resolutions of Canadian's Board of Directors and shareholders, as required for valid approval of the execution of this Agreement and the consummation of the Merger and the other transactions contemplated hereby;

          (iv) a certified list of the shareholders of Canadian dated as of the Closing Date;

           (v) Certificate of the Texas Secretary of State, dated a recent date, stating that Canadian is in good standing; and

          (vi) a legal opinion of counsel for Canadian, in form reasonably acceptable to Boatmen's counsel, opining with respect to the matters listed on Exhibit 1.08(a) hereto.

     (b) At the Closing, Boatmen's or Boatmen's-Texas, as the case may be, shall deliver to Canadian:

           (i) a Certificate or Certificates signed by an appropriate officer of Boatmen's and Boatmen's-Texas stating that (A) each of the representations and warranties contained in Article Three is true and correct in all material respects at the time of the Closing with the same force and effect as if such representations and warranties had been made at Closing, and
     (B) all of the conditions set forth in Section 6.02(b) and 6.02(d) (but only with respect to approvals other than by Canadian's shareholders) have been satisfied;

          (ii) a certified copy of the resolutions of the Board of Directors of Boatmen's authorizing the execution of this Agreement and the consummation of the transactions contemplated hereby;

         (iii) a certified copy of the resolutions of Boatmen's-Texas' Board of Directors and sole shareholder, as required for valid approval of the execution of this Agreement and the consummation of the transactions contemplated hereby; and

          (iv) a legal opinion of counsel for Boatmen's, in form reasonably acceptable to Canadian's counsel, opining with respect to the matters listed on Exhibit 1.08(b) hereto.

     SECTION 1.09.  EXCHANGE PROCEDURES; SURRENDER OF CERTIFICATES.
     ------------   ----------------------------------------------

     (a) Boatmen's Trust Company, St. Louis, Missouri, shall act as Exchange Agent in the Merger (the "Exchange Agent").

     (b) As soon as reasonably practicable, and in no event more than ten (10) business days after the Effective Time, the Exchange Agent shall mail to each record holder of any Certificate or Certificates whose shares were converted into the right to receive the Merger Consideration, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Boatmen's may reasonably specify) (each such letter, the "Merger Letter of Transmittal") and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate, together with a Merger Letter of Transmittal duly executed and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor solely the Merger Consideration. No interest on the Merger Consideration issuable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of Certificates. If the Merger Consideration is to be issued to a person other than a person in whose name a surrendered Certificate is registered, it shall be a condition of issuance that the surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such issuance shall pay to the Exchange Agent any required transfer or other taxes or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

     (c) At any time following six months after the Effective Time, Boatmen's shall be entitled to terminate the Exchange Agent relationship, and thereafter holders of Certificates shall be entitled to look only to Boatmen's (subject to abandoned property, escheat or other similar laws) with respect to the Merger
Consideration issuable upon surrender of their Certificates.

     (d) No dividends that are otherwise payable on shares of Boatmen's Common constituting the Merger Consideration shall be paid to persons entitled to receive such shares of Boatmen's Common until such persons surrender their Certificates. Upon such surrender, there shall be paid to the person in whose name the shares of Boatmen's Common shall be issued any dividends which shall have become payable with respect to such shares of Boatmen's Common (without interest and less the amount of taxes, if any, which may have been imposed thereon), between the Effective Time and the time of such surrender.

                               ARTICLE TWO
                               -----------

                       REPRESENTATIONS OF CANADIAN
                       ---------------------------

     Canadian hereby makes the following representations and warranties:

     SECTION 2.01.  ORGANIZATION AND CAPITAL STOCK.
     ------------   ------------------------------

     (a) Canadian is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and has the corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as now being conducted. Canadian is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956.

     (b) The authorized capital stock of Canadian consists of (i) 1,000,000 shares of Canadian Common, of which, as of the date hereof, 31,755 shares are issued and outstanding and 8,977 shares are held as treasury stock, and (ii) 500,000 shares of preferred stock, par value $1.00 per share, of which, as of the date hereof, no shares have been issued. All of the issued and outstanding shares of Canadian Common are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of Canadian Common has been issued in violation of any preemptive rights of the current or past shareholders of Canadian. Except as disclosed in Section 2.01(b) of that certain confidential writing delivered by Canadian to Boatmen's and Boatmen's-Texas and executed by each of Canadian, Boatmen's and Boatmen's-Texas concurrently with the delivery and execution of this Agreement (the "Disclosure Schedule"), each Certificate representing shares of Canadian Common issued by Canadian in replacement of any Certificate theretofore issued by it which was claimed by the record holder thereof to have been lost, stolen or destroyed was issued by Canadian only upon receipt of an affidavit of lost stock certificate and indemnity agreement of such shareholder indemnifying Canadian against any claim that may be made against it on account of the alleged loss, theft or destruction of any such Certificate or the issuance of such replacement Certificate.

     (c) Except as set forth in subsection 2.01(b), there are no shares of capital stock or other equity securities of Canadian issued or outstanding and, except as set forth in Section 2.01(c) of the Disclosure Schedule, there are no outstanding options, warrants, rights to subscribe for, calls, or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Canadian or contracts, commitments, understandings or arrangements by which Canadian is or may be obligated to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     SECTION 2.02.  AUTHORIZATION; NO DEFAULTS.  Canadian's Board of
     ------------   --------------------------
Directors has, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on its behalf by its duly authorized officers and the performance by Canadian of its obligations hereunder. Nothing in the articles of incorporation or bylaws of Canadian, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which it or any of its subsidiaries are bound or subject would prohibit or inhibit Canadian from consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Canadian and constitutes a legal, valid and binding obligation of Canadian, enforceable against Canadian in accordance with its terms. Canadian and its subsidiaries are neither in default under nor in violation of any provision of their articles of incorporation, bylaws, or any promissory note, indenture or any evidence of indebtedness or security therefor, lease, contract, purchase or other commitment or any other agreement which is material to Canadian and its subsidiaries taken as a whole.

     SECTION 2.03.  SUBSIDIARIES.  Canadian's wholly-owned banking
     ------------   ------------
subsidiary, First State Bank of Canadian, a Texas state bank (the "Bank"), and each of Canadian's other direct or indirect subsidiaries (collectively, the "subsidiaries") the name and jurisdiction of incorporation of which is disclosed in Section 2.03 of the Disclosure Schedule, is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted. The number of issued and outstanding shares of capital stock of each such subsidiary is set forth in Section 2.03 of the Disclosure Schedule, all of which shares (except as may be otherwise there expressed disclosed) are owned by Canadian or Canadian's subsidiaries, as the case may be and as there disclosed, free and clear of all liens, encumbrances, rights of first refusal, options or other restrictions of any nature whatsoever, except as may be disclosed in Section 2.03 of the Disclosure Schedule. There are no options, warrants or rights outstanding to acquire any capital stock of any of Canadian's subsidiaries and no person or entity has any other right to purchase or acquire any unissued shares of stock of any of Canadian's subsidiaries, nor does any such subsidiary have any obligation of any nature with respect to its unissued shares of stock. Except as may be disclosed in Section 2.03 of the Disclosure Schedule, neither Canadian nor any of Canadian's subsidiaries is a party to any partnership or joint venture or owns an equity interest in any other business or enterprise.

     SECTION 2.04.  FINANCIAL INFORMATION.  The unaudited parent
     ------------   ---------------------
company only balance sheets of Canadian as of December 31, 1994 and 1993 and the related unaudited income statements and statements of changes in shareholders' equity and of cash flows for the two years ended December 31, 1994, together with the notes thereto, and the unaudited balance sheets of the Bank as of December 31, 1994 and 1993 and related unaudited income statements and statements of changes in shareholders' equity and cash flows for the two years ended December 31, 1994, and the year-end and quarterly Reports of Condition and Report of Income of the Bank for 1994 and September 30, 1995, respectively, as currently on file with the Federal

Deposit Insurance Corporation (the "F.D.I.C.") (together, the "Canadian Financial Statements"), have been prepared, on a consistent basis throughout the periods presented, on an accounting basis which is acceptable for, and actually utilized by Canadian and the Bank on their respective, federal and state income tax returns and there are no differences between, or adjustments necessary to reconcile, Canadian's and the Bank's books of account and such tax returns, and fairly present in all material respects the financial position and the results of operations, changes in shareholders' equity and cash flows of Canadian and the Bank as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

     SECTION 2.05.  ABSENCE OF CHANGES.  Since September 30, 1995,
     ------------   ------------------
there has not been any material adverse change in the financial condition, the results of operations or the business or prospects of Canadian and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Canadian Financial Statements not misleading. Since the date of the most recent F.D.I.C. examination report regarding the Bank, there has been no material adverse change in the financial condition, the results of operations or the business or prospects of the Bank. Notwithstanding the foregoing, any actions taken or changes made by Canadian or its subsidiaries, including the Bank, pursuant to Section 4.05 hereof shall not, individually or in the aggregate, be deemed to be a material adverse change in the financial condition, the results of operations or the business or prospects of Canadian and its subsidiaries taken as a whole.

     SECTION 2.06.  REGULATORY ENFORCEMENT MATTERS.  Except as may be
     ------------   ------------------------------
disclosed in Section 2.06 of the Disclosure Schedule, neither Canadian nor any of its subsidiaries is subject to, and has not received any notice or advice that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with or by any federal or state agency charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits or any other governmental agency having supervisory or regulatory authority with respect to Canadian or any of its subsidiaries.

     SECTION 2.07.  TAX MATTERS.  Canadian and its subsidiaries have
     ------------   -----------
filed all federal, state and material local tax returns due in respect of any of their businesses or properties in a timely fashion and have paid or made provision for all amounts due shown on such returns. All such returns fairly reflect the information required to be presented therein. All provisions for accrued but unpaid taxes contained in the Canadian Financial Statements in the aggregate do not materially fail to provide for potential tax liabilities.

     SECTION 2.08.  LITIGATION.  Except as may be disclosed in
     ------------   ----------
Section 2.08 of the Disclosure Schedule, there is no litigation, claim or other proceeding pending or, to the knowledge of Canadian, threatened, against Canadian or any of its subsidiaries, or of which the property of Canadian or any of its subsidiaries is or would be subject.

     SECTION 2.09.  EMPLOYMENT AGREEMENTS.  Except as may be
     ------------   ---------------------
disclosed in Section 2.09 of the Disclosure Schedule, neither Canadian nor any of its subsidiaries is a party to or bound by any contract for the employment, retention or engagement, or with respect to the severance, of any officer, employee, agent, consultant or other person or entity which, by its terms, is not terminable by Canadian or such subsidiary on thirty (30) days written notice or less without the payment of any amount by reason of such termination. A true, accurate and complete copy of each such written agreement disclosed in Section 2.09 of the Disclosure Schedule and any and all amendments or supplements thereto is included as an exhibit thereto.

     SECTION 2.10.  REPORTS.  Except as may be disclosed in
     ------------   -------
Section 2.10 of the Disclosure Schedule, Canadian and each of its subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the Federal Reserve Board, (ii) the F.D.I.C., (iii) the Finance Commission of the State of Texas, and
(iv) any other governmental authority with jurisdiction over Canadian or any of its subsidiaries. As of their respective dates, each of such reports and documents, including any financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 2.11.  LOAN PORTFOLIO.  Except as may be disclosed in
     ------------   --------------
Section 2.11 of the Disclosure Schedule, (i) all loans and discounts shown on the Canadian Financial Statements at September 30, 1995 or which were entered into after September 30, 1995, but before the Closing Date, were and will be made in all material respects for good, valuable and adequate consideration in the ordinary course of the business of Canadian and its subsidiaries, in accordance in all material respects with sound banking practices, and are not subject to any material known defenses, setoffs or counterclaims, including without limitation any such as are afforded by usury or truth in lending laws, except as may be provided by bankruptcy, insolvency or similar laws or by general principles of equity; (ii) the notes or other evidences of indebtedness evidencing such loans and all forms of pledges, mortgages and other collateral documents and security agreements are and will be, in all material respects, enforceable, valid, true and genuine and what they purport to be; and
(iii) Canadian and its subsidiaries have complied and will prior to the Closing Date comply in all material respects with all laws and regulations relating to such loans or, to the extent there has not been such compliance, such failure to comply will not materially interfere with the collection of any such loan.

     SECTION 2.12.  EMPLOYEE MATTERS AND ERISA.
     ------------   --------------------------

     (a) Except as may be disclosed in Section 2.12(a) of the Disclosure Schedule, neither Canadian nor any of its subsidiaries has entered into any collective bargaining agreement with any labor organization with respect to any group of employees of Canadian or any of its subsidiaries and to the knowledge of Canadian there is no present effort nor existing proposal to attempt to unionize any group of employees of Canadian or any of its subsidiaries.

     (b) Except as may be disclosed in Section 2.12(b) of the Disclosure Schedule, (i) Canadian and its subsidiaries are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and neither Canadian nor any of its subsidiaries is engaged in any unfair labor practice; (ii) there is no material unfair labor practice complaint against Canadian or any subsidiary pending or, to the knowledge of Canadian, threatened before the National Labor Relations Board; (iii) there is no labor dispute, strike, slowdown or stoppage actually pending or, to the knowledge of Canadian, threatened against or directly affecting Canadian or any subsidiary; and (iv) neither Canadian nor any subsidiary has experienced any material work stoppage or other material labor difficulty during the past five years.

     (c) Except as may be disclosed in Section 2.12(c) of the Disclosure Schedule, neither Canadian nor any subsidiary maintains, contributes to or participates in or has any liability under any employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs for the benefit of former or current employees of Canadian or any subsidiary (the "Employee Plans"). To the knowledge of Canadian, no present or former employee of Canadian or any subsidiary has been charged with breaching and has not breached a fiduciary duty under any of the Employee Plans. Neither Canadian nor any of its subsidiaries participates in, nor has it in the past five years participated in, nor has it any present or future obligation or liability under, any multiemployer plan (as defined at Section 3(37) of ERISA). Except as may be separately disclosed in Section 2.12(c) of the Disclosure Schedule, neither Canadian nor any subsidiary maintains, contributes to, or participates in, any plan that provides health, major medical, disability or life insurance benefits to former employees of Canadian or any subsidiary.

     (d) Neither Canadian nor any of its subsidiaries maintain, nor have any of them maintained for the past ten years, any Employee Plans subject to Title IV of ERISA or Section 412 of the Code. No reportable event (as defined in Section 4043 of ERISA) has occurred with respect to any Employee Plans as to which a notice would be required to be filed with the Pension Benefit Guaranty Corporation. No claim is pending, and Canadian has not received notice of any threatened or imminent claim with respect to any Employee Plan (other than a routine claim for benefits for which plan administrative review procedures have not been exhausted) for which Canadian or any of its subsidiaries would be liable after December 31, 1994, except as are reflected on the Canadian Financial Statements. After December 31, 1994, Canadian and its subsidiaries have no liability for excise taxes under Sections 4971, 4975, 4976, 4977, 4979 or 4980B of the Internal Revenue Code of 1986, as amended (the "Code") or for a fine under Section 502 of ERISA with respect to any Employee Plan. All Employee Plans have in all material respects been operated, administered and maintained in accordance with the terms thereof and in compliance with the requirements of all applicable laws, including, without limitation, ERISA and the Code.

     SECTION 2.13.  TITLE TO PROPERTIES; INSURANCE.  Except as may be
     ------------   ------------------------------
disclosed in Section 2.13 of the Disclosure Schedule, (i) Canadian and its subsidiaries have good and indefeasible title, insurable at standard rates, free and clear of all liens, charges and encumbrances (except taxes which are a lien but not yet payable and liens, charges or encumbrances reflected in the Canadian Financial Statements and easements, rights-of-way, and other restrictions which are not material and further excepting in the case of Other Real Estate Owned ("O.R.E.O."), as such real estate is internally classified on the books of Canadian or its subsidiaries, rights of redemption under applicable law) to all of their real properties; (ii) all leasehold interests for real property and any material personal property used by Canadian and its subsidiaries in their businesses are held pursuant to lease agreements which are valid and enforceable in accordance with their terms; (iii) all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and there are no condemnation proceedings pending or, to the knowledge of Canadian, threatened with respect to such properties;
(iv) Canadian and its subsidiaries have valid title or other ownership rights under licenses to all material intangible personal or intellectual property used by Canadian or its subsidiaries in their business, free and clear of any claim, defense or right of any other person or entity which is material to such property, subject only to rights of the licensors pursuant to applicable license agreements, which rights do not materially adversely interfere with the use of such property; and (v) all material insurable properties owned or held by Canadian and its subsidiaries are insured by financially sound and reputable insurers in such amounts and against fire and other risks insured against by extended coverage and public liability insurance, as is customary with financial institutions of similar size.

     SECTION 2.14.  ENVIRONMENTAL MATTERS.  As used in this
     ------------   ---------------------
Agreement, "Environmental Laws" means all local, state and federal environmental, health and safety laws and regulations in all jurisdictions in which Canadian and its subsidiaries have done business or owned, leased or operated property, including, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, and the Federal Occupational Safety and Health Act.

     Except as may be disclosed in Section 2.14 of the Disclosure Schedule, neither the conduct nor operation of Canadian or its subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them violates or violated Environmental Laws in any respect material to the business of Canadian and its subsidiaries and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, would constitute a violation material to the business of Canadian and its subsidiaries of Environmental Laws or obligate (or potentially obligate) Canadian or its subsidiaries to remedy, stabilize, neutralize or otherwise alter the environmental condition of any such property where the aggregate cost of such actions would be material to Canadian and its subsidiaries. Except as may be disclosed in Section 2.14 of the Disclosure Schedule, neither Canadian nor any of its subsidiaries has received any notice from any person or entity that Canadian or its subsidiaries or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws or that any of them are responsible (or potentially responsible) for remedying, or the cleanup of, any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

     SECTION 2.15.  COMPLIANCE WITH LAW.  Canadian and its sub-
     ------------   -------------------
sidiaries have all licenses, franchises, permits and other gov-ernmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

     SECTION 2.16.  UNDISCLOSED LIABILITIES.  Canadian and its
     ------------   -----------------------
subsidiaries do not have any material liability, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (and there is no past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Canadian or its subsidiaries giving rise to any such liability), except (i) for liabilities set forth in the Canadian Financial Statements, and (ii) as may be disclosed in Section 2.16 of the Disclosure Schedule.

     SECTION 2.17.  BROKERAGE.  Except as may be disclosed in Section
     ------------   ---------
2.17 of the Disclosure Statement, there are no existing claims or agreements for brokerage commissions, finders' fees, or similar compensation in connection with the transactions contemplated by this Agreement payable by Canadian or its subsidiaries.

     SECTION 2.18.  STATEMENTS TRUE AND CORRECT.  None of the
     ------------   ---------------------------
information supplied or to be supplied by Canadian or its subsidiaries for inclusion in (i) the Registration Statement (as defined in Section 4.06), (ii) the Proxy Statement/Prospectus (as defined in Section 4.03) and (iii) any other documents to be filed with the Securities and Exchange Commission (the "S.E.C.") or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and, with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of Canadian, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting (as defined in Section 4.03), be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Canadian is responsible for filing with the S.E.C. or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and the applicable rules and regulations thereunder.


                              ARTICLE THREE
                              -------------

            REPRESENTATIONS OF BOATMEN'S AND BOATMEN'S-TEXAS
            ------------------------------------------------

     Boatmen's and Boatmen's-Texas hereby make the following representations and warranties:

     SECTION 3.01.  ORGANIZATION AND CAPITAL STOCK.
     ------------   ------------------------------

     (a) Boatmen's is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Missouri with full corporate power and authority to carry on its business as it is now being conducted. Boatmen's is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act of 1956. Boatmen's-Texas is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Missouri with full corporate power and authority to carry on its business as it is now being conducted.

     (b)  The authorized capital stock of Boatmen's consists of
(i) 200,000,000 shares of Boatmen's Common, of which, as of December 31, 1995, 129,447,988 shares were issued and outstanding, and
(ii) 10,300,000 Cumulative Preferred Shares, no par value per share, of which 250,000 shares will be designated "7% Cumulative Convertible Preferred Stock, Series A," stated value $100.00 per share, liquidation preference $400.00 per share (the "Boatmen's Series A Preferred Stock"), 35,045 shares are designated "7% Cumulative Redeemable Preferred Stock, Series B", $100.00 stated value per share (the "Boatmen's Series B Preferred Stock"), and 2,000,000 shares are designated "Junior Participating Preferred Stock, Series C", no par value per share (the "Boatmen's Series C Preferred Stock"). No shares of the Boatmen's Series A Preferred Stock or Boatmen's
Series C Preferred Stock are issued and outstanding, and 9,609 shares of the Boatmen's Series B Preferred Stock were issued and outstanding as of December 31, 1995. All of the issued and outstanding shares of Boatmen's Common and Boatmen's Series B Preferred Stock are duly and validly issued and outstanding and are fully paid and non-assessable. None of the outstanding shares of Boatmen's Common has been issued in violation of any preemptive rights of the current or past stockholders of Boatmen's. As of December 31, 1995, Boatmen's had outstanding options and other rights to acquire not more than 4,685,697 shares of Boatmen's Common and no shares of the Boatmen's Series A Preferred Stock, Boatmen's Series B Preferred Stock or the Boatmen's Series C Preferred Stock.

     (c) Boatmen's-Texas has authorized capital of one hundred thousand (100,000) shares of common stock, par value $1.00 per share (the "Boatmen's-Texas Common"). As of the date hereof, 2,000 shares of Boatmen's-Texas Common are issued and outstanding, fully paid and non-assessable and owned by Boatmen's.

     (d) The shares of Boatmen's Common that are to be issued to the shareholders of Canadian pursuant to the Merger have been duly authorized and, when so issued in accordance with the terms of this Agreement, will be validly issued and outstanding, fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

     SECTION 3.02.  AUTHORIZATION.  The Board of Directors of each of
     ------------   -------------
Boatmen's and Boatmen's-Texas have, by all appropriate action, approved this Agreement and the Merger and authorized the execution hereof on their behalf by their respective duly authorized officers and the performance by such respective entity of their obligations hereunder. Nothing in the articles of incorporation or bylaws of Boatmen's or Boatmen's-Texas, as amended, or any other agreement, instrument, decree, proceeding, law or regulation (except as specifically referred to in or contemplated by this Agreement) by or to which either of them or any of their subsidiaries are bound or subject would prohibit or inhibit Boatmen's or Boatmen's-Texas from entering into and consummating this Agreement and the Merger on the terms and conditions herein contained. This Agreement has been duly and validly executed and delivered by Boatmen's and Boatmen's-Texas and constitutes a legal, valid and binding obligation of Boatmen's and Boatmen's-Texas, enforceable against Boatmen's and Boatmen's-Texas in accordance with its terms and no other corporate acts or proceedings are required to be taken by Boatmen's or Boatmen's-Texas to authorize the execution, delivery and performance of this Agreement. Except for the requisite approval of the Federal Reserve Board and the Finance Commission of the State of Texas, no notice to, filing with, authorization by, or consent or approval of, any federal or state regulatory authority is necessary for the execution and delivery of this Agreement or consummation of the Merger by Boatmen's or Boatmen's-Texas.

     SECTION 3.03.  SUBSIDIARIES.  Each of Boatmen's significant
     ------------   ------------
subsidiaries (as such term is defined under S.E.C. regulations) and Boatmen's-Texas is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the corporate power to own its respective properties and assets, to incur its respective liabilities and to carry on its respective business as now being conducted.

     SECTION 3.04.  FINANCIAL INFORMATION.  The consolidated balance
     ------------   ---------------------
sheets of Boatmen's and its subsidiaries as of December 31, 1994 and 1993 and related consolidated statements of income, changes in stockholders' equity and cash flows for the three years ended December 31, 1994, together with the notes thereto, included in Boatmen's Annual Report on Form 10-K for the year ended December 31, 1994, and the unaudited consolidated balance sheet of Boatmen's and its subsidiaries as of September 30, 1995 and the related unaudited consolidated income statement for the nine months then ended included in Boatmen's Quarterly Report on Form 10-Q for the quarter then ended, as currently on file with the S.E.C. (together, the "Boatmen's Financial Statements"), have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as disclosed therein) and fairly present the consolidated financial position and the consolidated results of operations, changes in stockholders' equity and cash flows of Boatmen's and its consolidated subsidiaries as of the dates and for the periods indicated (subject, in the case of interim financial statements, to normal recurring year-end adjustments, none of which will be material).

     SECTION 3.05.  ABSENCE OF CHANGES.  Since December 31, 1994,
     ------------   ------------------
there has not been any material adverse change in the financial condition, the results of operations or the business of Boatmen's and its subsidiaries taken as a whole, nor have there been any events or transactions having such a material adverse effect which should be disclosed in order to make the Boatmen's Financial Statements not misleading.

     SECTION 3.06.  LITIGATION.  There is no litigation, claim or
     ------------   ----------
other proceeding pending or, to the knowledge of Boatmen's, threatened, against Boatmen's or any of its subsidiaries, or of which the property of Boatmen's or any of its subsidiaries is or would be subject which if adversely determined would have a material adverse effect on the business of Boatmen's and its subsidiaries taken as a whole.

     SECTION 3.07.  REPORTS.  Each of Boatmen's and its significant
     ------------   -------
subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the S.E.C., (ii) the Federal Reserve Board,
(iii) the Office of the Comptroller of the Currency, (iv) the F.D.I.C., (v) any state securities or banking authorities having jurisdiction, (vi) Nasdaq and (vii) any other governmental authority with jurisdiction over Boatmen's or any of its significant subsidiaries. As of their respective dates, each of such reports and documents, as amended, including the financial statements, exhibits and schedules thereto, complied in all material respects with the relevant statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     SECTION 3.08.  COMPLIANCE WITH LAW.  Boatmen's and its
     ------------   -------------------
significant subsidiaries have all licenses, franchises, permits and other governmental authorizations that are legally required to enable them to conduct their respective businesses in all material respects and are in compliance in all material respects with all applicable laws and regulations.

     SECTION 3.09.  STATEMENTS TRUE AND CORRECT.  None of the
     ------------   ---------------------------
information supplied or to be supplied by Boatmen's or Boatmen's-Texas for inclusion in (i) the Registration Statement (as defined in Section 4.06), (ii) the Proxy Statement/Prospectus (as defined in
Section 4.03) and (iii) any other documents to be filed with the S.E.C., or any banking or other regulatory authority in connection with the transactions contemplated hereby, will, at the respective times such documents are filed, and, in the case of the Registration Statement, when it becomes effective, and, with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of Canadian, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that Boatmen's is responsible for filing with the S.E.C. or any other regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law and any rules and regulations thereunder.

                              ARTICLE FOUR
                              ------------

                         AGREEMENTS OF CANADIAN
                         ----------------------

     SECTION 4.01.  BUSINESS IN ORDINARY COURSE.
     ------------   ---------------------------

     (a) Canadian shall not declare or pay any dividend or make any other distribution to shareholders, whether in cash, stock or other property, after the date of this Agreement.

     (b) Canadian shall, and shall cause each of its subsidiaries to, continue to carry on after the date hereof its respective business and the discharge or incurrence of obligations and liabilities, only in the usual, regular and ordinary course of business, as heretofore conducted, and by way of amplification and not limitation, Canadian and each of its subsidiaries will not, after the date of this Agreement, without the prior written consent of Boatmen's (which shall not be unreasonably withheld):

           (i) issue any Canadian Common or other capital stock or any options, warrants, or other rights to subscribe for or purchase Canadian Common or any other capital stock or any securities convertible into or exchangeable for any capital stock of Canadian or any of its subsidiaries; or

          (ii) directly or indirectly redeem, purchase or otherwise acquire any Canadian Common or any other capital stock of Canadian or its subsidiaries; or

         (iii) effect a reclassification, recapitalization, splitup, exchange of shares, readjustment or other similar change in or to any capital stock or otherwise reorganize or recapitalize; or

          (iv) change its certificate or articles of incorporation or association, as the case may be, or bylaws; or

           (v) grant any increase (other than ordinary and normal increases consistent with past practices) in the compensation payable or to become payable to officers or salaried employees, grant any stock options or, except as required by law, adopt or make any change in any bonus, insurance, pension, or other Employee Plan, agreement, payment or arrangement made to, for or with any of such officers or employees; or

          (vi) except in the ordinary course of business, (A) borrow or agree to borrow any amount of funds, or (B) directly or indirectly guarantee or agree to guarantee any obligations of others; or

         (vii) make or commit to make any new loan or letter of credit or any new or additional discretionary advance under any existing line of credit, in principal amounts in excess of $600,000 or that would increase the aggregate credit outstanding to any one borrower (or group of affiliated borrowers) to more than $600,000 (excluding for this purpose any accrued interest or overdrafts), without the prior written consent of Boatmen's, acting through its Executive Vice President-Loan Administration or such other designee as Boatmen's may give notice of to Canadian; or

        (viii) purchase or otherwise acquire any investment security for its own account having an average remaining life to maturity greater than five years or any asset-backed securities other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation; or

          (ix) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner and pursuant to policies consistent with Canadian's past practices; or

           (x) enter into any agreement, contract or commitment out of the ordinary course of business or having a term in excess of three (3) months other than letters of credit, loan agreements, deposit agreements, and other lending, credit and deposit agreements and documents made in the ordinary course of business; or

          (xi) except in the ordinary course of business, place on any of its assets or properties any mortgage, pledge, lien, charge, or other encumbrance; or

         (xii) except in the ordinary course of business, cancel or accelerate any material indebtedness owing to Canadian or its subsidiaries or any claims which Canadian or its subsidiaries may possess or waive any material rights with respect thereto; or

        (xiii) sell or otherwise dispose of any real property or any tangible or intangible personal property with an aggregate fair market value in excess of $10,000 other than properties acquired in foreclosure or otherwise in the ordinary collection of indebtedness to Canadian and its subsidiaries; or

         (xiv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon which indicates that the property is free of pollutants, contaminants or hazardous or toxic waste materials; provided, however, that Canadian and its subsidiaries shall not be required to obtain such a report with respect to single family, non-agricultural residential property of one acre or less to be foreclosed upon unless it has reason to believe that such property might contain any such waste materials or otherwise might be contaminated; or

          (xv) commit any act or fail to do any act which will cause a breach of any agreement, contract or commitment and which will have a material adverse effect on Canadian's and its subsidiaries' business, financial condition, or earnings; or

         (xvi) violate any law, statute, rule, governmental regulation, or order, which violation might have a material adverse effect on Canadian's and its subsidiaries' business, financial condition, or earnings; or

        (xvii) purchase any real or personal property or make any other capital expenditure where the amount paid or committed therefor is in excess of $100,000.

     (c) Canadian and its subsidiaries shall not, without the prior written consent of Boatmen's, engage in any transaction or take any action that would render untrue in any material respect any of the representations and warranties of Canadian contained in Article Two hereof, if such representations and warranties were given as of the date of such transaction or action.

     (d) Canadian shall promptly notify Boatmen's in writing of the occurrence of any matter or event known to and directly involving Canadian, which would not include any changes in conditions that affect the banking industry generally, that is materially adverse to the business, operations, properties, assets, or condition (financial or otherwise) of Canadian and its subsidiaries taken as a whole.

     (e) Canadian shall not, on or before the earlier of the Closing Date or the date of termination of this Agreement, solicit or encourage, or, subject to the fiduciary duties of its directors as advised by counsel, hold discussions or negotiations with or provide any information to, any person in connection with, any proposal from any person for the acquisition of all or any substantial portion of the business, assets, shares of Canadian Common or other securities of Canadian and its subsidiaries. Canadian shall promptly advise Boatmen's of its receipt of any such proposal or inquiry concerning any possible such proposal, and the substance of such proposal or inquiry.

     SECTION 4.02.  BREACHES.  Canadian shall, in the event it has
     ------------   --------
knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Boatmen's and use its best efforts to prevent or promptly remedy the same.

     SECTION 4.03.  SUBMISSION TO SHAREHOLDERS.  Canadian shall cause
     ------------   --------------------------
to be duly called and held, on a date mutually selected by Boatmen's and Canadian, a special meeting of the shareholders of Canadian (the "Stockholders' Meeting") for submission of this Agreement and the Merger for approval of such shareholders as required by the law. In connection with the Stockholders' Meeting, (i) Canadian shall cooperate and assist Boatmen's in preparing and filing a Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") with the S.E.C. and Canadian shall mail it to its shareholders, (ii) Canadian shall furnish Boatmen's all information concerning itself that Boatmen's may reasonably request in connection with such Proxy Statement/Prospectus, and (iii) the Board of Directors of Canadian shall (subject to compliance with its fiduciary duties as advised by counsel) recommend to its shareholders the approval of this Agreement and the Merger and use its best efforts to obtain such shareholder approval.

     SECTION 4.04.  CONSENTS TO CONTRACTS AND LEASES.  Canadian shall
     ------------   --------------------------------
use its best efforts to obtain all necessary consents with respect to all interests of Canadian and its subsidiaries in any material leases, licenses, contracts, instruments and rights which require the consent of another person for their transfer or assumption pursuant to the Merger, if any.

     SECTION 4.05.  MERGER EXPENSES AND RELATED MATTERS.
     ------------   -----------------------------------

     (a) Notwithstanding that Canadian believes that it and its subsidiaries have established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Canadian recognizes that Boatmen's may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time, Canadian and Boatmen's shall consult and cooperate with each other with respect to conforming, as specified in a written notice from Boatmen's to Canadian, based upon such consultation and as hereinafter provided, the loan, accrual and reserve policies of Canadian and its subsidiaries to those policies of Boatmen's.

     (b) In addition, from and after the date of this Agreement to the Effective Time, Canadian and Boatmen's shall consult and cooperate with each other with respect to determining, as specified in a written notice from Boatmen's to Canadian, based upon such consultation and as hereinafter provided, appropriate accruals, reserves and charges to establish and take in respect of excess equipment write-off or write-down of various assets and other appropriate charges and accounting adjustments taking into account the parties' business plans following the Merger.

     (c) Canadian and Boatmen's shall consult and cooperate with each other with respect to determining, as specified in a written notice from Boatmen's to Canadian, based upon such consultation and as hereinafter provided, the amount and the timing for recognizing for financial accounting purposes the expenses of the Merger and the restructuring charges related to or to be incurred in connection with the Merger.

     (d) At the request of Boatmen's, Canadian shall establish and take such reserves and accruals as Boatmen's shall request to conform Canadian's loan, accrual and reserve policies to Boatmen's policies, shall establish and take such accruals, reserves and charges in order to implement such policies in respect of excess facilities and equipment capacity, severance costs, litigation matters, write-off or write-down of various assets and other appropriate accounting adjustments, and to recognize for financial accounting purposes such expenses of the Merger and restructuring charges related to or to be incurred in connection with the Merger, in each case at such times as are mutually agreeable to Boatmen's and Canadian; provided, however, that Canadian shall not be required to take any such action that is not consistent with GAAP.

     (e) No accrual or other adjustment made by Canadian pursuant to the provisions of this Section 4.05 shall constitute an acknowledgment by Canadian or create any implication, for any purpose, that such accrual or adjustment was necessary for any purpose other than to comply with the provisions of this Section
4.05.

     SECTION 4.06.  CONSUMMATION OF AGREEMENT.  Canadian shall use
     ------------   -------------------------
its best efforts to perform and fulfill all conditions and obli-gations on its part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and provisions hereof. Canadian shall furnish to Boatmen's in a timely manner all information, data and documents in the possession of Canadian requested by Boatmen's as may be required to obtain any necessary regulatory or other approvals of the Merger or to file with the S.E.C. a registration statement on Form S-4 (the "Registration Statement") relating to the shares of Boatmen's Common that may be issued to the shareholders of Canadian pursuant to the Merger and this Agreement and shall otherwise cooperate fully with Boatmen's to carry out the purpose and intent of this Agreement.

     SECTION 4.07.  ENVIRONMENTAL REPORTS.  Canadian shall provide to
     ------------   ---------------------
Boatmen's, as soon as reasonably practical, but not later than forty-five (45) days after the date hereof, a report ("Phase I Report") of a phase one environmental investigation ("Phase I Investigation") on all real property owned, leased or operated by Canadian or its subsidiaries as of the date hereof (other than space in retail and similar establishments leased or operated by Canadian for automatic teller machines) and within ten (10) days after the acquisition or lease of any real property acquired or leased by Canadian or its subsidiaries after the date hereof (other than space in retail and similar establishments leased or operated by Canadian for automatic teller machines), except as otherwise provided in
Section 4.01(b)(xiv). If required by the Phase I Investigation in Boatmen's reasonable opinion, Boatmen's shall so notify Canadian within fifteen (15) business days of Boatmen's receipt of such Phase I Reports, and Canadian thereafter shall provide to Boatmen's as soon as reasonably practicable a report ("Phase II Report") of a phase two investigation on properties requiring such additional study. Boatmen's shall have fifteen (15) business days from the receipt of any Phase II Report to notify Canadian of any objection to the contents of such report. Should the cost to Canadian and the Bank, net of any amounts received or which will be received from the Texas Natural Resource Conservation Commission, (the "Remediation Cost") of taking all remedial and corrective actions and measures
(i) required by applicable law, or (ii) recommended or suggested by any such Phase I Report or Phase II Report or prudent in light of serious life, health or safety concerns, in the aggregate, exceed the sum of Fifty Thousand Dollars ($50,000) as reasonably estimated by an environmental expert retained for such purpose by Boatmen's within ten (10) business days following receipt of an acceptable Phase II Report and reasonably acceptable to Canadian, or if the Remediation Cost cannot be so reasonably estimated by such expert to be $50,000 or less, with any reasonable degree of certainty, then Boatmen's shall have the right pursuant to Section 7.03 hereof, for a period of ten (10) business days following receipt of such estimate or indication that the Remediation Cost cannot be so reasonably estimated, to terminate this Agreement by giving written notice thereof to Canadian (the "Environmental Termination Notice").

     In the event that (i) Boatmen's delivers the Environmental Termination Notice, and (ii) the Remediation Cost does not exceed Two Hundred Fifty Thousand Dollars ($250,000), then, notwithstanding the foregoing, Boatmen's, at the sole election of Canadian (which election shall be communicated to Boatmen's within three (3) business days following delivery of the Environmental Termination Notice) (the "Canadian Election"), may not exercise its right to terminate this Agreement pursuant to this Section 4.07 and Section 7.03 hereof; provided, however, that in such event the number of shares of Boatmen's Common included in the Merger Consideration shall be reduced in accordance with the first sentence of Section 1.05(b) hereof. In the event that the Remediation Cost equals or exceeds Two Hundred Fifty Thousand Dollars ($250,000) and Boatmen's does not deliver the Environmental Termination Notice, then the number of shares of Boatmen's Common included in the Merger Consideration shall be reduced in accordance with the second sentence of Section 1.05(b) hereof.

     SECTION 4.08.  RESTRICTION ON RESALES.  Canadian shall obtain
     ------------   ----------------------
and deliver to Boatmen's, at least 31 days prior to the Closing Date, the signed agreement, in the form of Exhibit 4.08 hereto, of each person who may reasonably be deemed an "affiliate" of Canadian within the meaning of such term as used in Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), regarding (i) compliance with the provisions of such Rule 145, and (ii) compliance with the requirements of Accounting Principles Board Opinion No. 16 regarding the disposition of shares of Canadian Common or Boatmen's Common (or reduction of risk with respect thereto) until such time as financial results covering at least 30 days of post-Merger combined operations have been published.

     SECTION 4.09.  ACCESS TO INFORMATION.  Canadian shall permit
     ------------   ---------------------
Boatmen's reasonable access in a manner which will avoid undue disruption or interference with Canadian's normal operations to its properties and shall disclose and make available to Boatmen's all books, documents, papers and records relating to its assets, stock, ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which Boatmen's may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Canadian shall deliver to Boatmen's within ten (10) business days after the date hereof a true, accurate and complete copy of each written plan or program disclosed in Section 2.12(c) of the Disclosure Schedule and, with respect to each such plan or program, all (i) amendments or supplements thereto, (ii) summary plan descriptions, (iii) lists of all current participants and all participants with benefit entitlements, (iv) contracts relating to plan documents, (v) actuarial valuations for any defined benefit plan, (vi) valuations for any plan as of the most recent date,
(vii) determination letters from the Internal Revenue Service,
(viii) the most recent annual report filed with the Internal Revenue Service, and (ix) trust agreements. Boatmen's will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.

     SECTION 4.10.  SUBSIDIARY BANK MERGER.  Upon the request of
     ------------   ----------------------
Boatmen's, Canadian shall cause the Bank to enter into a merger agreement with Boatmen's-Amarillo, a wholly-owned subsidiary of Boatmen's-Texas, and take all other actions and cooperate with Boatmen's in causing such merger (the "Subsidiary Bank Merger") to be effected. Such subsidiary bank merger agreement shall provide, in addition to customary terms for mergers of subsidiary banks in transactions such as this: (i) for consummation of such Subsidiary Bank Merger on a date on or after the Closing Date, as may be selected by Boatmen's; and (ii) that the obligations of the Bank thereunder are conditioned on the prior or simultaneous consummation of the Merger pursuant to this Agreement.


                              ARTICLE FIVE
                              ------------

               AGREEMENTS OF BOATMEN'S AND BOATMEN'S-TEXAS
               -------------------------------------------

     SECTION 5.01.  REGULATORY APPROVALS AND REGISTRATION STATEMENT.
     ------------   -----------------------------------------------
Boatmen's shall file all regulatory applications required in order to consummate the Merger, including but not limited to the necessary applications for the prior approval of the Federal Reserve Board and the Finance Commission of the State of Texas. Boatmen's shall provide to Canadian a copy of such applications and correspondence pertaining thereto contemporaneously with the filing or receipt of same. Boatmen's shall file with the S.E.C. the Registration Statement relating to the shares of Boatmen's Common to be issued to the shareholders of Canadian pursuant to this Agreement, and shall use its best efforts to cause the Registration Statement to become effective. At the time the Registration Statement becomes effective, the Registration Statement shall comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the shareholders of Canadian, at the time of the Stockholders' Meeting and at the Effective Time the Proxy Statement/Prospectus included as part of the Registration Statement, as amended or supplemented by any amendment or supplement, shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading. Boatmen's shall timely file all documents required to obtain all necessary permits and approvals from state securities agencies or authorities, if any, required to carry out the transactions contemplated by this Agreement, shall pay all expenses incident thereto and shall use its best efforts to obtain such permits and approvals on a timely basis. Boatmen's shall promptly and properly prepare and file any other filings required under the Securities Exchange Act of 1934 (the "Exchange Act") relating to the Merger and the transactions contemplated herein.

     SECTION 5.02.  BREACHES.  Boatmen's shall, in the event it has
     ------------   --------
knowledge of the occurrence, or impending or threatened occurrence, of any event or condition which would cause or constitute a breach (or would have caused or constituted a breach had such event occurred or been known prior to the date hereof) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to Canadian and use its best efforts to prevent or promptly remedy the same.

     SECTION 5.03.  CONSUMMATION OF AGREEMENT.  Boatmen's and
     ------------   -------------------------
Boatmen's-Texas shall use their respective best efforts to perform and fulfill all conditions and obligations on their part to be performed or fulfilled under this Agreement and to effect the Merger in accordance with the terms and conditions of this Agreement.

     SECTION 5.04.  DIRECTORS AND OFFICERS' LIABILITY INSURANCE AND
     ------------   -----------------------------------------------
INDEMNIFICATION.
- ---------------

     (a) Following the Effective Time, Boatmen's will provide the directors and officers of Canadian and its subsidiaries with the same directors' and officers' liability insurance coverage that Boatmen's provides to directors and officers of its other banking subsidiaries generally, and, in addition, for a period of three (3) years will use its best efforts to continue Canadian's directors' and officers' liability insurance coverage with respect to actions occurring prior to the Effective Time to the extent that such coverage is obtainable for an aggregate premium not to exceed the annual premium presently being paid by Canadian. If the premium of such insurance would exceed such maximum amount, Boatmen's shall use its best efforts to procure such level of insurance as can be obtained for a premium equal to such maximum amount.

     (b) For six (6) years after the Effective Time, Boatmen's shall cause Boatmen's-Texas (the survivor of the Merger of Canadian and Boatmen's-Texas following the Effective Time) to indemnify, defend and hold harmless the officers, directors, employees and agents of Canadian and its subsidiaries (each, an "Indemnified Party") at the Effective Time, regardless of whether or not such persons are employed thereafter, against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the full extent then permitted under the Texas Corporate Law and by Canadian's articles of incorporation or bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any action or suit.

     (c) If after the Effective Time Boatmen's-Texas or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
(ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provision shall be made so that the successors and assigns of Boatmen's-Texas shall assume any remaining obligations set forth in this Section 5.04. If the Surviving Corporation shall liquidate, dissolve or otherwise wind up its business, then Boatmen's shall indemnify, defend and hold harmless each Indemnified Party to the same extent and on the same terms that Boatmen's-Texas was so obligated pursuant to this Section 5.04.

     SECTION 5.05.  EMPLOYEE BENEFITS.  Boatmen's shall, with respect
     ------------   -----------------
to each person who remains an employee of Canadian or its subsidiaries following the Closing Date (each a "Continued
Employee"), provide the benefits described in this Section 5.05. Subject to the right of subsequent amendment, modification or termination in Boatmen's sole discretion, each Continued Employee shall be entitled, as a new employee of a subsidiary of Boatmen's, to participate in such employee benefit plans, as defined in Section 3(3) of ERISA, or any non-qualified employee benefit plans or deferred compensation, stock option, bonus or incentive plans, or other employee benefit or fringe benefit programs that may be in effect generally for employees of all of Boatmen's subsidiaries (the "Boatmen's Plans"), if and as a Continued Employee shall be eligible and, if required, selected for participation therein under the terms thereof and otherwise shall not be participating in a similar plan which is maintained by Canadian after the Effective Time. Canadian employees shall participate therein on the same basis as similarly situated employees of other Boatmen's subsidiaries. All such participation shall be subject to the terms of such plans as may be in effect from time to time and this
Section 5.05 is not intended to give Continued Employees any rights or privileges superior to those of other employees of Boatmen's subsidiaries. Boatmen's may terminate or modify all Employee Plans and Boatmen's obligation under this Section 5.05 shall not be deemed or construed so as to provide duplication of similar benefits but, subject to that qualification, Boatmen's shall, for purposes of vesting and any age or period of service requirements for commencement of participation with respect to any Boatmen's Plans in which Continued Employees may participate, credit each Continued Employee with his or her term of service with Canadian and its subsidiaries.

     SECTION 5.06.  ACCESS TO INFORMATION.  Boatmen's shall permit
     ------------   ---------------------
Canadian reasonable access in a manner which will avoid undue disruption or interference with Boatmen's normal operations to its properties and shall disclose and make available to Canadian all books, documents, papers and records relating to its assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, material contracts and agreements, loan files, filings with any regulatory authority, accountants' workpapers (if available and subject to the respective independent accountants' consent), litigation files, plans affecting employees, and any other business activities or prospects in which Canadian may have a reasonable and legitimate interest in furtherance of the transactions contemplated by this Agreement. Canadian will hold any such information which is nonpublic in confidence in accordance with the provisions of Section 8.01 hereof.


                               ARTICLE SIX
                               -----------

                   CONDITIONS PRECEDENT TO THE MERGER
                   ----------------------------------

     SECTION 6.01.  CONDITIONS TO BOATMEN'S AND BOATMEN'S-TEXAS'
     ------------   --------------------------------------------
OBLIGATIONS.  Boatmen's and Boatmen's-Texas' obligations to effect
- -----------
the Merger shall be subject to the satisfaction (or waiver by Boatmen's) prior to or on the Closing Date of the following conditions:

     (a) The representations and warranties made by Canadian in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on and as of the Closing Date;

     (b) Canadian shall have performed and complied in all material respects with all of its obligations and agreements required to be performed prior to the Closing Date under this Agreement;

     (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other person seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

     (d) All necessary regulatory approvals, consents, authorizations and other approvals required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

     (e) Boatmen's shall have received the environmental reports required by Section 4.07 hereof, and shall not have elected, pursuant to Section 7.03 hereof, to terminate and cancel this Agreement;

     (f) Boatmen's shall have received all documents required to be received from Canadian on or prior to the Closing Date, all in form and substance reasonably satisfactory to Boatmen's;

     (g) Boatmen's shall have received an opinion letter, dated as of the Closing Date, from Ernst & Young LLP, its independent public accountants, to the effect that the Merger will qualify for pooling of interests accounting treatment under Accounting Principles Board Opinion No. 16 if closed and consummated in accordance with this Agreement;

     (h) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the S.E.C.; and

     (i) Boatmen's shall have received an opinion of its counsel to the effect that if the Merger is consummated in accordance with the terms set forth in this Agreement, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;
(ii) no gain or loss will be recognized by the holders of shares of Canadian Common upon receipt of the Merger Consideration (except for cash received in lieu of fractional shares); (iii) the basis of shares of Boatmen's Common received by the shareholders of Canadian will be the same as the basis of shares of Canadian Common exchanged therefor; and (iv) the holding period of the shares of Boatmen's Common received by such shareholders will include the holding period of the shares of Canadian Common exchanged therefor, provided such shares were held as capital assets as of the Effective Time.

     SECTION 6.02.  CONDITIONS TO CANADIAN'S OBLIGATIONS.  Canadian's
     ------------   ------------------------------------
obligation to effect the Merger shall be subject to the satisfaction (or waiver by Canadian) prior to or on the Closing Date of the following conditions:

     (a) The representations and warranties made by Boatmen's and Boatmen's-Texas in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made or given on the Closing Date;

     (b) Boatmen's and Boatmen's-Texas shall have performed and complied in all material respects with all of their obligations and agreements hereunder required to be performed prior to the Closing Date under this Agreement;

     (c) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any bank regulatory authority or other governmental agency seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

     (d) All necessary regulatory approvals, consents, authorizations and other approvals, including the requisite approval of this Agreement and the Merger by the shareholders of Canadian, required by law for consummation of the Merger shall have been obtained and all waiting periods required by law shall have expired;

     (e) Canadian shall have received all documents required to be received from Boatmen's on or prior to the Closing Date, all in form and substance reasonably satisfactory to Canadian;

     (f) The Registration Statement shall be effective under the Securities Act and no stop orders suspending the effectiveness of the Registration Statement shall be in effect or proceedings for such purpose pending before or threatened by the S.E.C.; and

     (g) Canadian shall have received a copy of the opinion of Boatmen's counsel contemplated by Section 6.01(i) of this Agreement.


                              ARTICLE SEVEN
                              -------------

                       TERMINATION OR ABANDONMENT
                       --------------------------

     SECTION 7.01.  MUTUAL AGREEMENT.  This Agreement may be
     ------------   ----------------
terminated by the mutual written agreement of the parties at any time prior to the Closing Date, regardless of whether approval of this Agreement and the Merger by the shareholders of Canadian shall have been previously obtained.

     SECTION 7.02.  BREACH OF REPRESENTATIONS OR AGREEMENTS.  In the
     ------------   ---------------------------------------
event that there is a material breach in any of the representations and warranties or agreements of Boatmen's or Canadian, which breach is not cured within thirty (30) days after notice to cure such breach is given to the breaching party by the non-breaching party, then the non-breaching party, regardless of whether approval of this Agreement and the Merger by the shareholders of Canadian shall have been previously obtained, may terminate and cancel this Agreement by providing written notice of such action to the other party hereto.

     SECTION 7.03.  ENVIRONMENTAL REPORTS.  Boatmen's may terminate
     ------------   ---------------------
this Agreement to the extent provided by Section 4.07 and this
Section 7.03 by giving written notice thereof to Canadian.

     SECTION 7.04.  FAILURE OF CONDITIONS.  In the event that any of
     ------------   ---------------------
the conditions to the obligations of either party are not satisfied or waived on or prior to the Closing Date, and if any applicable cure period provided in Section 7.02 hereof has lapsed, then such party may, regardless of whether approval of this Agreement and the Merger by the shareholders of Canadian shall have been previously obtained, terminate and cancel this Agreement by delivery of written notice of such action to the other party on such date.

     SECTION 7.05.  APPROVAL DENIAL.  If any regulatory application
     ------------   ---------------
filed pursuant to Section 5.01 hereof should be finally denied or disapproved by the respective regulatory authority, then this Agreement thereupon shall be deemed terminated and canceled; provided, however, that a request for additional information or undertaking by Boatmen's, as a condition for approval, shall not be deemed to be a denial or disapproval so long as Boatmen's diligently provides the requested information or undertaking. In the event an application is denied pending an appeal, petition for review, or similar such act on the part of Boatmen's (hereinafter referred to as the "appeal") then the application will be deemed denied unless Boatmen's prepares and timely files such appeal and continues the appellate process for purposes of obtaining the necessary approval.

     SECTION 7.06.  SHAREHOLDER APPROVAL DENIAL.  If this Agreement
     ------------   ---------------------------
and the Merger is not approved by the requisite vote of the shareholders of Canadian at the Stockholders' Meeting, then either party may terminate this Agreement.

     SECTION 7.07.  REGULATORY ENFORCEMENT MATTERS.  In the event
     ------------   ------------------------------
that Canadian or any of its subsidiaries shall become a party or subject to any new or amended written agreement, memorandum of understanding, cease and desist order, imposition of civil money penalties or other regulatory enforcement action or proceeding with any federal or state agency charged with the supervision or regulation of banks or bank holding companies ("Regulatory Enforcement Action") after the date of this Agreement, then Boatmen's may terminate this Agreement; provided, however, that Boatmen's may not terminate this Agreement pursuant to this Section 7.07 on account of any Regulatory Enforcement Action which, through reasonable efforts of Canadian and/or Boatmen's, could be terminated on or before the Closing Date without requiring any capital infusion to be made or other action having a financial effect materially adverse to the financial benefits of the Merger to Boatmen's.

     SECTION 7.08.  AUTOMATIC TERMINATION.  If the Closing Date does
     ------------   ---------------------
not occur on or prior to the expiration of the first anniversary of the date of this Agreement, then this Agreement may be terminated by either party by giving written notice to the other.

     SECTION 7.09.  TERMINATION FEE.
     ------------   ---------------

     (a) Upon the occurrence of one or more of the following events (a "Triggering Event"), Canadian shall pay to Boatmen's the sum of Three Hundred Thousand Dollars ($300,000).

            (i) upon termination of this Agreement by Boatmen's upon a breach thereof by Canadian (including, without limitation, the entering into of an agreement between Canadian and any third party which is inconsistent with the transactions contemplated by this Agreement), provided that within twelve (12) months of the date of such termination, an event described in clause (iii) or (iv) below shall have occurred;

           (ii) the failure of Canadian's shareholders to approve the Merger and this Agreement at a meeting called for such purpose; provided, however, that the failure of the Canadian's shareholders to approve the Merger and this Agreement at a meeting called for such purpose shall not be deemed a Triggering Event if: (A) the average of the daily closing prices of a share of Boatmen's Common, as reported on Nasdaq during the period of twenty (20) trading days ending on the second trading day immediately preceding the date of mailing to the shareholders of Canadian of notice of a meeting to vote upon this Agreement and the Merger, together with the Proxy Statement/Prospectus relating thereto (the "Mailing Date") (the "Boatmen's Final Price"), is less than $30.00; and (B) the number obtained by dividing the Boatmen's Final Price by the Boatmen's Initial Price (as defined below), is less than the number obtained by dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .20 from such quotient; or (C) within eighteen (18) months after the date of such meeting an event described in clause (iii) or (iv) below does not occur;

          (iii) any person or group of persons (other than Boatmen's) shall acquire, or have the right to acquire, 50% or more of the outstanding shares of Canadian Common, (exclusive of any shares of Canadian Common sold directly or indirectly to such person or group of persons by Boatmen's); or

           (iv) upon the entry by Canadian or Bank into an agreement or other understanding with a person or group of persons (other than Boatmen's and/or its affiliates) for such person or group of persons to acquire, merge or consolidate with Canadian or Bank or to purchase or acquire Canadian or Bank or all or substantially all of Canadian's or Bank's assets.

     (b)  As used in this Section 7.09:

            (i) "Person" and "group of persons" shall have the meanings conferred thereon by Section 13(d) of the Exchange Act.

           (ii) The "Index Group" shall mean all of those companies listed on Exhibit 7.09, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the period of twenty (20) trading days ending at the end of the fifth trading day immediately preceding the Closing Date for such company to be acquired or to acquire another company in exchange for its stock where, in such later case, such company to be acquired would be a significant subsidiary of such acquiring company (as such term is defined in Section 3.03). In the event that any such company or companies are so removed from the Index Group, the weights attributed to the remaining companies shall be adjusted accordingly.

          (iii) The "Boatmen's Initial Price" shall be the closing price of a share of Boatmen's Common on the date of this Agreement. The "Initial Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit 7.09) of the per share closing prices of the common stock of the companies comprising the Index Group, as reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on the date of this Agreement.

           (iv) The "Final Price" of any company belonging to the Index Group shall mean the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the period of twenty (20) trading days ending on the end of the second trading day immediately preceding the Mailing
     Date.

            (v) The "Final Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Exhibit 7.09) of the Final Prices for all of the companies comprising the Index Group.

If Boatmen's or any company included in the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the end of the fifth trading day immediately preceding the Closing Date, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the prices on the date of this Agreement.

Canadian shall notify Boatmen's promptly in writing upon its becoming aware of the occurrence of any Triggering Event.


                              ARTICLE EIGHT
                              -------------

                                 GENERAL
                                 -------

     SECTION 8.01.  CONFIDENTIAL INFORMATION.  The parties
     ------------   ------------------------
acknowledge the confidential and proprietary nature of the "Information" (as herein described) that has heretofore been exchanged and that will be received from each other hereunder and agree to hold and keep, and to instruct their respective agents, representatives, shareholders, affiliates, employees and consultants to hold and keep, such information confidential. Such Information will include any and all financial, technical, commercial, marketing, customer or other information concerning the business, operations and affairs of a party that may be provided to the other, irrespective of the form of the communications, by such party's employees or agents. Such Information shall not include information that is or becomes generally available to the public other than as a result of a disclosure by a party or its representatives in violation of this Agreement. The parties agree that the Information will be used solely for the purposes contemplated by this Agreement and that such Information will not be disclosed to any person other than employees and agents of a party who are directly involved in evaluating the transaction. The Information shall not be used in any way detrimental to a party, including use directly or indirectly in the conduct of the other party's business or any business or enterprise in which such party may have an interest, now or in the future, and whether or not now in competition with such other party.

     SECTION 8.02.  PUBLICITY.  Boatmen's and Canadian shall
     ------------   ---------
cooperate with each other in the development and distribution of all news releases and other public disclosures concerning this Agreement and the Merger and shall not issue any news release or make any other public disclosure without the prior consent of the other party, unless such is required by law upon the written advice of counsel or is in response to published newspaper or other mass media reports regarding the transaction contemplated hereby, in which such latter event the parties shall consult with each other regarding such responsive public disclosure.

     SECTION 8.03.  RETURN OF DOCUMENTS.  Upon termination of this
     ------------   -------------------
Agreement without the Merger becoming effective, each party (i) shall deliver to the other originals and all copies of all Information made available to such party (ii) will not retain any copies, extracts or other reproductions in whole or in part of such Information, and
(iii) will destroy all memoranda, notes and other writings prepared by either party based on the Information.

     SECTION 8.04.  NOTICES.  Any notice or other communication shall
     ------------   -------
be in writing and shall be deemed to have been given or made on the date of delivery, in the case of hand delivery, or three (3) business days after deposit in the United States Registered Mail, postage prepaid, or upon receipt if transmitted by facsimile telecopy or any other means, addressed (in any case) as follows:

     (a)  if to Boatmen's:

                Boatmen's Bancshares, Inc.
                One Boatmen's Plaza
                800 Market Street
                St. Louis, Missouri  63102
                Attention:  Mr. Gregory L. Curl
                Facsimile:  314/466-5645

          with a copy to:

                Lewis, Rice & Fingersh, L.C.
                500 North Broadway, Suite 2000
                St. Louis, Missouri  63102
                Attention:  Thomas C. Erb, Esq.
                Facsimile:  314/241-6056

and

     (b)  if to Canadian:

                Canadian Bancshares, Inc.
                115 Main Street
                Canadian, Texas  79014-2210
                Attention:  Mr. Jay T. Godwin
                Facsimile:  806/323-9240

          with copies to:

                Jenkens & Gilchrist, P.C.
                1445 Ross Avenue, Suite 3200
                Dallas, Texas  75202-2799
                Attention:  Charles E. Greef, Esq.
                Facsimile:  214/855-4300

or to such other address as any party may from time to time designate by notice to the others.

     SECTION 8.05.  LIABILITIES.  In the event that this Agreement is
     ------------   -----------
terminated pursuant to the provisions of Article Seven hereof, no party hereto shall have any liability to any other party for costs, expenses, damages or otherwise; provided, however, that, notwithstanding the foregoing, in the event that this Agreement is terminated pursuant to Section 7.02 hereof on account of a willful breach of any of the representations and warranties set forth herein or any breach of any of the agreements set forth herein, then the non-breaching party shall be entitled to recover appropriate damages from the breaching party.

     SECTION 8.06.  NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND
     ------------   ----------------------------------------------
AGREEMENTS.  Except for, and as provided in, this Section 8.06, no
- ----------
representation, warranty or agreement contained in this Agreement shall survive the Effective Time or the earlier termination of this Agreement. The agreements set forth in Sections 1.09, 5.04 and 5.05 shall survive the Effective Time and the agreements set forth in Sections 7.09, 8.01, 8.02, 8.03 and 8.05 shall survive the Effective Time or the earlier termination of this Agreement.

     SECTION 8.07.  ENTIRE AGREEMENT.  This Agreement constitutes the
     ------------   ----------------
entire agreement between the parties and supersedes and cancels any and all prior discussions, negotiations, undertakings, agreements in principle and other agreements between the parties relating to the subject matter hereof.

     SECTION 8.08.  HEADINGS AND CAPTIONS.  The captions of Articles
     ------------   ---------------------
and Sections hereof are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

     SECTION 8.09.  WAIVER, AMENDMENT OR MODIFICATION.  The con-
     ------------   ---------------------------------
ditions of this Agreement that may be waived may only be waived by notice to the other party waiving such condition. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce the same. This Agreement may be amended or modified by the parties hereto, at any time before or after approval of the Agreement by the shareholders of Canadian; provided, however, that after any such approval no such amendment or modification shall alter the amount or change the form of the Merger Consideration contemplated by this Agreement to be received by shareholders of Canadian or alter or change any of the terms of this Agreement if such alteration or change would adversely affect the holders of Canadian Common. This Agreement not be amended or modified except by a written document duly executed by the parties hereto.

     SECTION 8.10.  RULES OF CONSTRUCTION.  Unless the context
     ------------   ---------------------
otherwise requires:  (a) a term has the meaning assigned to it;
(b) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; (c) "or" is not exclusive; and
(d) words in the singular may include the plural and in the plural include the singular.

     SECTION 8.11.  COUNTERPARTS.  This Agreement may be executed in
     ------------   ------------
two or more counterparts, each of which shall be deemed an original and all of which shall be deemed one and the same instrument.

     SECTION 8.12.  SUCCESSORS AND ASSIGNS.  This Agreement shall be
     ------------   ----------------------
binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. There shall be no third party beneficiaries hereof.

     SECTION 8.13.  GOVERNING LAW; ASSIGNMENT.  This Agreement shall
     ------------   -------------------------
be governed by the laws of the State of Missouri, except to the extent that the Missouri Corporate Law and the Texas Corporate Law must govern aspects of the Merger procedures and shareholder rights related thereto, and applicable federal laws and regulations. This Agreement may not be assigned by any of the parties hereto.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                              CANADIAN BANCSHARES, INC.


                              By /s/ Jay T. Godwin
                                 -------------------------------------
                                   Jay T. Godwin
                                   President and Chairman

                              BOATMEN'S BANCSHARES, INC.



                              By /s/ Gregory L. Curl
                                 -------------------------------------
                                   Gregory L. Curl
                                   Vice Chairman

                              BOATMEN'S-TEXAS, INC.



                              By: /s/ Gregory L. Curl
                                 -------------------------------------
                                   Gregory L. Curl
                                   Executive Vice President

                                                          EXHIBIT 1.08(a)
                                                          ---------------


                    CANADIAN'S LEGAL OPINION MATTERS


     1. The due incorporation, valid existence and good standing of Canadian under the laws of the State of Texas, its power and authority to own and operate its properties and to carry on its business as now conducted, and its power and authority to enter into the Agreement, to merge with Boatmen's-Texas in accordance with the terms of the Agreement and to consummate the transactions contemplated by the Agreement.

     2. The due incorporation or organization, valid existence and good standing of each of the other subsidiaries of Canadian and any subsidiary of any such subsidiary listed in Section 2.03 of the Disclosure Schedule, their power and authority to own and operate their properties, the possession of all licenses, permits and authorizations necessary to carry on their respective businesses as now conducted.

     3. With respect to Canadian, (i) the number of authorized, issued and outstanding shares of capital stock of Canadian on the Closing Date, (ii) the nonexistence of any violation of the preemptive or subscription rights of any person, (iii) the number of outstanding Stock Options, warrants, or other rights to acquire, or securities convertible into, any equity security of Canadian,
(iv) the nonexistence of any obligation, contingent or otherwise, to reacquire any shares of capital stock of Canadian, and (v) the nonexistence of any outstanding stock appreciation, phantom stock or similar rights, except as disclosed in the Agreement.

     4. With respect to Canadian's subsidiaries, (i) the number of authorized, issued and outstanding shares of capital stock on the Closing Date and the ownership of all issued shares by Canadian,
(ii) the nonexistence of any violation of the preemptive or subscription rights of any person, (iii) the nonexistence of any outstanding options, warrants, or other rights to acquire, or securities convertible into, any equity securities of such subsidiary, (iv) the nonexistence of any obligation, contingent or otherwise, to reacquire any shares of capital stock of such subsidiary, and (v) the nonexistence of any outstanding stock appreciation, phantom stock or similar rights.

     5. The due and proper performance of all corporate acts and other proceedings necessary or required to be taken by Canadian to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by Canadian, and the Agreement as a valid and binding obligation of Canadian, enforceable against Canadian in accordance with its terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

     6. The execution of the Agreement by Canadian, and the consummation of the Merger and the other transactions contemplated therein, does not violate or cause a default under Canadian's articles of incorporation or bylaws, or any statute, regulation or rule or any judgment, order or decree against or any material agreement binding upon Canadian or its subsidiaries.


                                    A-Ex. 1.08(a)-1

     7. The receipt of all required consents, approvals (including the requisite approval of the shareholders of Canadian), orders or authorizations of, or registrations, declarations or filings with or notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or group of persons or entity required to be obtained or made by Canadian or its subsidiaries in connection with the respective execution and delivery of the Agreement or the consummation of the transactions contemplated therein.

     8. If requested by Boatmen's pursuant to Section 4.10 of the Agreement, the due and proper performance of all corporate acts and other proceedings necessary or required to be taken by the Bank to authorize the execution, delivery and performance of the Agreement to Merge with Boatmen's First National Bank of Amarillo, and the Agreement to Merge as a valid and binding obligation of the Bank, enforceable against the Bank in accordance with its terms (subject to the provisions of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

     9. The nonexistence of any material actions, suits, proceedings, orders, investigations or claims pending or threatened against or affecting Canadian or its subsidiaries which, if adversely determined, would have a material adverse effect upon their respective properties or assets or the transactions contemplated by the Agreement.


                                    A-Ex. 1.08(a)-2

                                                       EXHIBIT 1.08(b)
                                                       ---------------


                     BOATMEN'S LEGAL OPINION MATTERS


     1. The due incorporation, valid existence and good standing of Boatmen's and Boatmen's-Texas under the laws of the State of Missouri and their respective power and authority to enter into the Agreement and to consummate the transactions contemplated thereby.

     2. The due and proper performance of all corporate acts and other proceedings required to be taken by each of Boatmen's and Boatmen's-Texas to authorize the execution, delivery and performance of the Agreement, the due execution and delivery of the Agreement by Boatmen's and Boatmen's-Texas, and the Agreement as a valid and binding obligation of Boatmen's and Boatmen's-Texas, enforceable against Boatmen's and Boatmen's-Texas in accordance with its terms (subject to the provisions of bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforceability of creditors' rights generally from time to time in effect, and equitable principles relating to the granting of specific performance and other equitable remedies as a matter of judicial discretion).

     3. The due authorization and, when issued to the shareholders of Canadian in accordance with the terms of the Agreement, the valid issuance of the shares of Boatmen's Common to be issued pursuant to the Merger, such shares being fully paid and nonassessable, with no personal liability attaching to the ownership thereof.

     4. The execution and delivery of the Agreement by Boatmen's and Boatmen's-Texas and the consummation of the transactions contemplated therein, as neither conflicting with, in breach of or in default under, resulting in the acceleration of, creating in any party the right to accelerate, terminate, modify or cancel, or violate, any provision of Boatmen's and Boatmen's-Texas' articles of incorporation or bylaws, or any statute, regulation, rule, judgment, order or decree binding upon Boatmen's and Boatmen's-Texas which would be materially adverse to the business of Boatmen's and its subsidiaries taken as a whole.

     5. The receipt of all required consents, approvals, orders or authorizations of, or registrations, declarations or filings with or without notices to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, or any other person or entity required to be obtained or made by or with respect to Boatmen's or Boatmen's-Texas in connection with the execution and delivery of the Agreement or the consummation of the transactions contemplated by the Agreement.


                                    A-Ex. 1.08(b)-1

                                                             EXHIBIT 4.08
                                                             ------------

                        -------------------, 1996


Boatmen's Bancshares, Inc.
One Boatmen's Plaza
800 Market Street
St. Louis, Missouri  63101


     Re: Agreement and Plan of Merger, dated as of January 30, 1996 (the "Merger Agreement"), by and among Canadian Bancshares, Inc. ("Canadian"), Boatmen's Bancshares, Inc. ("Boatmen's"), and Boatmen's Texas, Inc. ("Boatmen's-Texas")

Gentlemen:

     I have been advised that I may be deemed to be an affiliate of Canadian, as that term is defined for purposes of paragraphs (c) and
(d) of Rule 145 ("Rule 145") of the Rules and Regulations of the Securities and Exchange Commission (the "Commission") promulgated under the Securities Act of 1933, as amended (the "Securities Act").

     Pursuant to the terms and conditions of the Merger Agreement, each share of common stock of Canadian owned by me as of the effective time of the merger contemplated by the Merger Agreement (the "Merger") may be converted into the right to receive shares of common stock of Boatmen's and cash in lieu of any fractional share. As used in this letter, the shares of common stock of Canadian owned by me as of ------------------------- (the date 30 days prior to the anticipated effective time of the Merger) are referred to as the "Pre-Merger Shares" and the shares of common stock of Boatmen's that may be received by me in the Merger in exchange for my Pre-Merger Shares are referred to as the "Post-Merger Shares." This letter is delivered to Boatmen's pursuant to Section 4.08 of the Merger Agreement.

     A.   I represent and warrant to Boatmen's and agree that:

          1. I shall not make any sale, transfer or other disposition of the Post-Merger Shares I receive pursuant to the Merger in violation of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

          2. I understand that the issuance of the Post-Merger Shares to me pursuant to the Merger will be registered with the Commission under the Securities Act. I also understand that because I may be deemed an "affiliate" of Canadian and because any distributions by me of the Post-Merger Shares will not be registered under the Securities Act, such Post-Merger Shares must be held by me unless (i) the sale, transfer or other distribution has been registered under the Securities Act,
     (ii) the sale, transfer or other distribution of such Post-Merger Shares is made in accordance with the provisions of Rule 145, or (iii) in the opinion of counsel acceptable to Boatmen's some other exemption from registration under the Securities Act is available with respect to any such proposed distribution, sale, transfer or other disposition of such Post-Merger Shares.


                                    A-Ex. 4.08-1

Boatmen's Bancshares, Inc.
- --------------------, 1996
Page 2

          3. In no event will I sell the Pre-Merger Shares or the Post-Merger Shares, as the case may be, or otherwise transfer or reduce my risk relative to the Pre-Merger Shares or Post-Merger Shares, as the case may be, during the period beginning 30 days prior to the date on which the Merger is consummated and ending on the date that Boatmen's has published financial results covering at least 30 days of the combined operations of Boatmen's and Canadian.

     B.   I understand and agree that:

          1. Stop transfer instructions will be issued with respect to the Post-Merger Shares and there will be placed on the certificates representing such Post-Merger Shares, or any certificate delivered in substitution therefor, a legend stating in substance:

          "The shares represented by this Certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applied. The shares represented by this certificate may be transferred only in accordance with the terms of a letter agreement dated -----------------, 1996, by the registered holder in favor of Boatmen's Bancshares, Inc., a copy of which agreement is on file at the principal offices of Boatmen's Bancshares, Inc."

          2. Unless the transfer by me of Post-Merger Shares is a sale made in compliance with the provisions of Rule 145(d) or made pursuant to an effective registration statement under the Securities Act, Boatmen's reserves the right to place the following legend on the Certificates issued to my transferee:

          "The shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933, as amended, applied. The shares have not been acquired by the holder with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933, as amended, and may not be sold or otherwise transferred unless the shares have been registered under the Securities Act of 1933, as amended, or an exemption from registration is available."

     I understand and agree that the legends set forth in paragraphs 1 and 2 above shall be removed by delivery of substitute Certificates without any legend if I deliver to Boatmen's a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance satisfactory to Boatmen's, to the effect that no such legend is required for the purpose of the Securities Act.

     I have carefully read this letter and the Merger Agreement and understand the requirements of each and the limitations imposed upon the distribution, sale, transfer or other disposition of Pre-Merger Shares or Post-Merger Shares by me.

                                             Very truly yours,


                                    A-Ex. 4.08-2

                                                             EXHIBIT 7.09
                                                             ------------

                               INDEX GROUP
                               -----------

NAME                                                    WEIGHTING FACTORS
- ----                                                    -----------------

Norwest Corporation                                            8.28829
First Union Corporation                                        7.69692
KeyCorp                                                        6.24670
SunTrust Banks, Inc.                                           6.15258
Wachovia Corporation                                           5.89445
First Bank System, Inc.                                        5.28089
Mellon Bank Corporation                                        5.27149
PNC Bank Corp.                                                 5.05710
Barnett Banks, Inc.                                            4.69521
CoreStates Financial Corp                                      4.52202
Fleet Financial Group, Inc.                                    4.44641
Bank of Boston Corporation                                     4.21001
National City Corporation                                      4.03031
Comerica Incorporated                                          3.53176
Fifth Third Bancorp                                            3.22588
Huntington Bancshares Incorporated                             2.65934
Firstar Corporation                                            2.44201
U.S. Bancorp                                                   2.31921
First of America Bank Corporation                              2.27182
Southern National Corporation                                  2.20918
Mercantile Bancorporation Inc.                                 2.02251
Marshall & Ilsley Corporation                                  2.00114
Meridian Bancorp, Inc.                                         1.87126
SouthTrust Corporation                                         1.84150
AmSouth Bancorporation                                         1.81201
                                                               -------

             TOTAL:                                          100.00000%
                                                             =========


                                    A-Ex. 7.09-1

                                                               APPENDIX B


              [On the Bank Advisory Group, Inc. Letterhead]






                               May 1, 1996



Board of Directors
Canadian Bancshares, Inc.
Canadian, Texas

Gentlemen:

You have requested that The Bank Advisory Group, Inc. act as an independent financial analyst and advisor to the common shareholders of Canadian Bancshares, Inc. ("Canadian") and its wholly-owned subsidiary, First State Bank of Canadian ("First State Bank"). Specifically, we have been asked to render advice and analysis in connection with the proposed merger (the "Merger") of Canadian with and into a wholly-owned subsidiary of Boatmen's Bancshares, Inc., St. Louis, Missouri ("Boatmen's"). In our role as an independent financial analyst, you have requested our opinion with regard to the fairness -- from the perspective of the common shareholders of Canadian -- of the financial terms of the proposed merger pursuant to the provisions of the Agreement and Plan of Merger (the "Agreement") dated January 30, 1996.

In conjunction with our review of the Agreement, our understanding is that Boatmen's proposes to consummate the Merger pursuant to the following financial terms:

     * The issuance of 5.9518 shares (the "Conversion Ratio"), subject to possible adjustment, of Boatmen's common stock for each common share of Canadian, other than the shares any holders of which have duly exercised and perfected their dissenters' rights under the Texas Business Corporation Act.

     * No fractional shares of Boatmen's common stock will be issued and, in lieu thereof, holders of shares of Canadian common stock who would otherwise be entitled to a fractional share interest will be paid an amount in cash equal to the product of such fractional share interest and the closing price of a share of Boatmen's common stock on the Nasdaq Stock Market's National Market ("Nasdaq"), on the business day immediately preceding the date of the effective time of the Merger.

BOARD OF DIRECTORS
CANADIAN BANCSHARES, INC.
MAY 1, 1996
PAGE 2

      * If the Merger is consummated after the record date for the payment of the regular quarterly dividend on Boatmen's common stock declared during the second quarter of 1996 or the third quarter of 1996, the Conversion Ratio will be increased by an amount equal
                                   ---------
          to the quotient of (i) the product of (A) the amount of such quarterly dividends, on a per share basis, multiplied by (B) 5.9518, divided by (ii) the average closing price of a share of Boatmen's common stock on the Nasdaq during the 20 trading days immediately preceding the fifth calendar day immediately preceding the closing date of the Merger (the "Boatmen's Average Price").

     * If the cost of taking all remedial and corrective actions and measures required by applicable law or recommended or suggested by any report of environmental inspection on the real property owned, leased or operated by Canadian and First State Bank, or prudent in light of serious life, health or safety concerns, net of any amounts received or which will be received from the Texas Natural Resource Conservation Commission (the "Remediation Cost"), exceeds $50,000 and the parties to the Agreement do not terminate the Agreement on the basis of the amount of such Remediation Cost, the Conversion Ratio will be decreased by an amount
                                       ---------
          equal to the quotient of (i) the quotient of (A) the amount by which the Remediation Cost exceeds $50,000 (up to a maximum of $200,000), divided by (B) 31,755 divided by (ii) the Boatmen's Average Price.

The Bank Advisory Group, Inc., as part of its line of professional services, specializes in rendering valuation opinions of banks and bank holding companies in connection with mergers and acquisitions nationwide. Prior to our retention for this assignment, The Bank Advisory Group has provided financial advisory services to Canadian and First State Bank; however, the revenues derived from the delivery of such services are insignificant when compared to The Bank Advisory Group's total gross revenues. The Bank Advisory Group has not provided any services to Boatmen's.

In connection with this opinion and with respect to Canadian, we have reviewed, among other things:

     1. Consolidated financial statements for Canadian for the years ended December 31, 1995 (audited), 1994, and 1993
          (unaudited);

     2. Parent company only financial statements for Canadian, on form FR Y-9SP, for the years ended December 31, 1995, 1994, and 1993, as filed with the Federal Reserve
          System;

     3. Reports of Condition and Income for First State Bank for the years ended December 31, 1995, 1994, and 1993, and for the three month period ending March 31, 1996, as filed with Federal bank regulatory agencies;

BOARD OF DIRECTORS
CANADIAN BANCSHARES, INC.
MAY 1, 1996
PAGE 3

     4. The economy in general and, in particular, the local economies in which First State Bank operates;

     5. Certain internal financial analyses and forecasts for First State Bank prepared by the management of First
          State Bank, including projections of future performance;

     6. Certain other summary materials and analyses with respect to First State Bank's loan portfolio, securities portfolio, deposit base, fixed assets, and operations including, but not limited to:
          (i) schedules of loans and other assets identified by management as deserving special attention or monitoring given the characteristics of the loan/asset and the local economy, (ii) analyses concerning the adequacy of the loan loss reserve, (iii) schedules of "other real estate owned," including current carrying values and recent appraisals, and (iv) schedules of securities, detailing book values, market values, and lengths to maturity; and

     7. Such other information -- including financial studies, analyses, investigations, and economic and market criteria -- that we deem relevant to this assignment.

In connection with this opinion and with respect to Boatmen's, we have reviewed, among other things:

     1. Audited consolidated financial statements for Boatmen's, in Annual Report Form and Form 10-K, for the years ended December 31, 1995, 1994, and 1993;

     2. Quarterly financial statements for Boatmen's, in both "press release" and quarterly report format, for the 1995 calendar quarters, and the calendar quarter ended March 31, 1996 (to be provided subsequent to the date of this opinion);

     3. Consolidated financial statements for Boatmen's, on form FR Y-9C, for the years ended 1995, 1994, and 1993, together with consolidated statements for the three month period ended March 31, 1996 (to be provided subsequent to the date of this opinion) as filed with the Federal Reserve System;

     4. Equity research reports regarding Boatmen's prepared by various analysts who cover the financial institutions sector;

     5. The condition of the commercial banking industry, as indicated in financial reports filed with various
          Federal bank regulatory authorities by all Federally-insured commercial banks;

     6. The economy in general and, in particular, the major trade areas in which Boatmen's and its subsidiaries operate; and

BOARD OF DIRECTORS
CANADIAN BANCSHARES, INC.
MAY 1, 1996
PAGE 4

     7. Such other information -- including financial studies, analyses, investigations, and economic and market criteria -- that we deem relevant to this assignment.

In connection with this opinion and with respect to the proposed
Merger, we have reviewed, among other things:

     1. The Agreement, and any amendments thereto, that sets forth, among other items, the terms, conditions to closing, pending litigation against both Canadian and Boatmen's, and representations and warranties of Canadian and Boatmen's with respect to the proposed Merger;

     2. The Proxy Statement/Prospectus, to which this opinion is appended, that is being furnished to the shareholders of Canadian in connection with the proposed Merger;

     3. The financial terms and price levels for commercial banks with assets under $100 million recently acquired in the United States -- specifically in the State of Texas -- together with the financial performance and condition of such banks;

     4. The financial terms and stated price levels of other banking organizations, the proposed acquisition of which has been publicly announced by Boatmen's subsequent to January 1, 1995, and prior to the date of this opinion;

     5. The price-to-equity and price-to-earnings multiples of banking organizations based in the mid-western United
          States which have publicly-traded common stock, together with the financial performance and condition of such banking organizations; and

     6. Such other information -- including financial studies, analyses, investigations, and economic and market criteria -- that we deem relevant to this assignment.

Based on our experience, we believe our review of, among other things, the aforementioned items provides a reasonable basis for our opinion, recognizing that we are expressing an informed professional opinion -- not a certification of value.

We have relied upon the information provided by the management of Canadian and Boatmen's, or otherwise reviewed by us, as being complete and accurate in all material respects. Furthermore, we have not verified through independent inspection or examination the specific assets or liabilities of Canadian and Boatmen's or their subsidiary banks. We have also assumed that there has been no material change in the assets, financial condition, results of operations, or business prospects of Canadian and Boatmen's since the date of the last financial statements made available to us. We have met with the management of Canadian for the purpose of discussing the relevant information that has been provided to us.

BOARD OF DIRECTORS
CANADIAN BANCSHARES, INC.
MAY 1, 1996
PAGE 5

Based on all factors that we deem relevant and assuming the accuracy and completeness of the information and data provided to us, we conclude that the terms of the proposed Merger, as outlined herein, are fair, from a financial standpoint, to the common shareholders of Canadian.

This opinion is available for disclosure to the shareholders of Canadian. Accordingly, we hereby consent to the inclusion of our opinion as an appendix to the Proxy Statement/Prospectus relating to the proposed Merger, and to the reference of our firm in the Proxy Statement/Prospectus.

                              Respectfully submitted,

                              THE BANK ADVISORY GROUP, INC.



                              By /s/ Robert L. Walters
                                -----------------------------------------

                                                               APPENDIX C


     EXCERPTS OF TEXAS BUSINESS CORPORATION ACT (DISSENTERS' RIGHTS)


     5.11      RIGHTS OF DISSENTING SHAREHOLDERS IN THE EVENT OF
CERTAIN CORPORATE ACTIONS.--A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

     (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

     (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation requiring the special authorization of the shareholders as provided by this Act;

     (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

     B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if (1) the shares held by the shareholder are part of a class shares of which are listed on a national securities exchange, or are held of record by not less than 2,000 holders, on the record date fixed to determine the shareholders entitled to vote on the plan of merger or the plan of exchange, and (2) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for his or her shares any consideration other than (a) shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series of shares of which are (i) listed, or authorized for listing upon official notice of issuance, on a national securities exchange, or (ii) held of record by not less than 2,000 holders, and (b) cash in lieu of fractional shares otherwise entitled to be received. (Last amended by Ch. 901 L. '91, eff. 8-26-91.)


     5.12 PROCEDURE FOR DISSENT BY SHAREHOLDERS AS TO SAID CORPORATE ACTION.--A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

     (1) (a)   With respect to proposed corporate action that is
submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

     (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9. 10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

     (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty
(60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

     (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs, shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his or her shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his or her shares or money damages to the shareholder with respect to the action. (Last amended by Ch. 215, L. '93, eff. 9-1-93.)


     5.13 PROVISIONS AFFECTING REMEDIES OF DISSENTING SHAREHOLDERS.--A. Any shareholder who has demanded payment for his or her shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his or her shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

     B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his or her shares in accordance with either
Article 5.12 or 5.16 of this act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles 5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

     C. Any shareholder who has demanded payment for his or her shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his or her shares or before any petition has been filed pursuant to Article 5.12 or
5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to
Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him or her shall be conclusively presumed to have approved and ratified the corporate action from which he or she dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his or her shares shall cease, and his or her status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim. (Last amended by Ch. 215, L. '93, eff. 9-1-93.)

                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355 further provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355 also provides that a Missouri corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved by-law or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. Article XIII of the Restated Articles of Incorporation of registrant provides that registrant shall indemnify its directors and certain of its executive officers to the full extent specified in Section 351.355 and, in addition, shall indemnify each of them against all expenses incurred in connection with service for or at the request of the registrant in any of the capacities referred to in Section 351.355 or arising out of his or her status in any such capacity, provided that he or she may not be indemnified against conduct finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

     Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $55 million, registrant's officers and directors are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of registrant in the discharge of their duties solely in their capacity as directors or officers of registrant, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of registrant.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following exhibits are filed as part of this Registration Statement:

          (2) Agreement and Plan of Merger, dated January 30, 1996, by and among Boatmen's Bancshares, Inc., Boatmen's Texas, Inc. and Canadian Bancshares, Inc. (Appendix A to Proxy Statement/Prospectus). The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request;

          (5) Opinion of Lewis, Rice & Fingersh, L.C. regarding legality;

          (8) Opinion of Lewis, Rice & Fingersh, L.C. regarding federal income tax consequences;

          (23)(a)   Consent of Ernst & Young LLP;

          (23)(b)   Consent of Boatright Kelly & Co.;

          (23)(c) Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding legality);

          (23)(d) Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding federal income tax consequences);

          (23)(e)   Consent of The Bank Advisory Group, Inc. (in
                    Fairness Opinion attached as Appendix B to Proxy Statement/Prospectus);

          (24)      Powers of Attorney;

          (99)(a) Form of Proxy Card for Canadian Bancshares, Inc. Special Meeting;

          (99)(b)   Form of Letter to Shareholders of Canadian
                    Bancshares, Inc. to accompany Proxy Statement/
                    Prospectus;

          (99)(c)   Form of Notice of Canadian Bancshares, Inc.
                    Special Meeting;

          (99)(d) Fairness Opinion of The Bank Advisory Group, Inc. (Appendix B to Proxy Statement/Prospectus); and

          (99)(e) Excerpts of the Texas Business Corporation Act (Dissenters' Rights) (Appendix C to Proxy
                    Statement/Prospectus).

          The following exhibits are incorporated herein by reference:

          (3)(a)    Restated Articles of Incorporation of Boatmen's
                    Bancshares, Inc.;

          (3)(b) Certificate of Designation, dated January 8, 1996, for Boatmen's Bancshares, Inc. 7% Cumulative Convertible Preferred Stock, Series A, stated value $100 per share, liquidation preference $400 per share.

          (3)(c)    Amended Bylaws of Boatmen's Bancshares, Inc.;

          (4)(a) Rights Agreement, dated as of August 14, 1990, of Boatmen's Bancshares, Inc.; and

          (4)(b)    Amendment to Rights Agreement, dated as of January
                    26, 1993.

                    Note: No long-term debt instrument issued by Boatmen's Bancshares, Inc. exceeds 10% of the consolidated total assets of Boatmen's Bancshares, Inc. and its subsidiaries. In accordance with paragraph 4(iii) of
                    Item 601 of Regulation S-K, Boatmen's Bancshares, Inc. will furnish to the S.E.C. upon request copies of long-term debt instruments and related agreements.

     (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form.


ITEM 22.  UNDERTAKINGS.

     (1)  The undersigned Registrant hereby undertakes as follows:
That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) promulgated pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (2)  The undersigned Registrant undertakes that every prospectus
(i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415 promulgated pursuant to the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (4) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6)  The undersigned Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (7) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (see Item 20 -- Indemnification of Directors and
Officers), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                               SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on May 3, 1996.

                         BOATMEN'S BANCSHARES, INC.



                         By  /s/ Andrew B. Craig, III
                           --------------------------------------------------
                            Andrew B. Craig, III
                            Chairman of the Board and Chief Executive
                            Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 3, 1996.


   /s/ Andrew B. Craig, III        Chairman of the Board and
- --------------------------------   Chief Executive Officer
     Andrew B. Craig, III          (principal executive officer)


      /s/ James W. Kienker         Executive Vice President and
- --------------------------------   Chief Financial Officer
       James W. Kienker            (principal financial and accounting officer)

              <F*>
- --------------------------------   President and Director
     Samuel B. Hayes, III


              <F*>
- --------------------------------   Vice Chairman and Director
        Gregory L. Curl


              <F*>
- --------------------------------   Executive Vice President and Director
      Darrell G. Knudson

              <F*>
- --------------------------------   Director
      Richard L. Battram


              <F*>
- --------------------------------   Director
    B. A. Bridgewater, Jr.


              <F*>
- --------------------------------   Director
     William E. Cornelius

- --------------------------------   Director
      John E. Hayes, Jr.


              <F*>
- --------------------------------   Director
         C. Ray Holman


              <F*>
- --------------------------------   Director
       William E. Maritz


              <F*>
- --------------------------------   Director
     Russell W. Meyer, Jr.


              <F*>
- --------------------------------   Director
        Richard E. Peck


              <F*>
- --------------------------------   Director
        Jerry E. Ritter


              <F*>
- --------------------------------   Director
      William P. Stiritz


              <F*>
- --------------------------------   Director
        Albert E. Suter


              <F*>
- --------------------------------   Director
     Dwight D. Sutherland


              <F*>
- --------------------------------   Director
     Theodore C. Wetterau


      /s/ James W. Kienker
- --------------------------------
      <F*>Attorney-in-fact

                            INDEX TO EXHIBITS


Number                           Exhibit
- ------                           -------

(2)         Agreement and Plan of Merger, dated January 30,
            1996, by and among Boatmen's Bancshares, Inc.,
            Boatmen's Texas, Inc. and Canadian Bancshares, Inc.
            (Appendix A to the Proxy Statement/Prospectus).

(3)(a)      Restated Articles of Incorporation of Boatmen's
            Bancshares, Inc. is incorporated by reference from the Boatmen's Bancshares, Inc. Registration Statement on Form
            S-8 (Registration Statement No. 33-61011), dated July 13,
            1995.

(3)(b)      Certificate of Designation, dated January 8, 1996, for
            Boatmen's Bancshares, Inc. 7% Cumulative Convertible
            Preferred Stock, Series A, stated value $100 per share, liquidation preference $400 per share, is incorporated herein by reference from the Boatmen's Bancshares, Inc.
            Annual Report on Form 10-K for the fiscal year ended
            December 31, 1995.

(3)(c) Amended Bylaws of Boatmen's Bancshares, Inc. is incorporated herein by reference from the Boatmen's
            Bancshares, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(4)(a)      Rights Agreement, dated as of August 14, 1990, of
            Boatmen's Bancshares, Inc., is incorporated herein by reference from the Boatmen's Bancshares, Inc. Registration
            Statement on Form 8-A, dated August 14, 1990.

(4)(b)      Amendment, dated January 26, 1993, to the Rights
            Agreement, dated August 14, 1990, of Boatmen's Bancshares,
            Inc., is incorporated herein by reference from the Boatmen's Bancshares, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

(5) Opinion of Lewis, Rice & Fingersh, L.C. regarding legality.

(8) Opinion of Lewis, Rice & Fingersh, L.C. regarding federal income tax consequences.

(23)(a)     Consent of Ernst & Young LLP.

(23)(b)     Consent of Boatright Kelly & Co.

(23)(c) Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding legality).

(23)(d) Consent of Lewis, Rice & Fingersh, L.C. (in opinion regarding federal income tax consequences).

(23)(e)     Consent of The Bank Advisory Group, Inc. (in
            Fairness Opinion attached as Appendix B to
            Proxy Statement/Prospectus).

(24)        Powers of Attorney.




Number                           Exhibit
- ------                           -------

(99)(a)     Form of Proxy Card for Canadian Bancshares,
            Inc. Special Meeting.

(99)(b)     Form of Letter to Shareholders of Canadian
            Bancshares, Inc. to accompany Proxy Statement/
            Prospectus.

(99)(c)     Form of Notice of Canadian Bancshares, Inc.
            Special Meeting.

(99)(d)     Fairness Opinion of The Bank Advisory Group,
            Inc. (Appendix B to Proxy Statement/Prospectus).

(99)(e)     Excerpts of the Texas Business Corporation Act
            (Dissenters' Rights)
            (Appendix C to Proxy Statement/Prospectus).
